

Magnolia Oil & Gas Corporation
2022 Annual Report

From the CEO



2022 was a bittersweet year for Magnolia. Thanks to our team's strong contributions, we delivered a record year of financial and operational results for our business as we continued to demonstrate the strength of Magnolia's business model and strategy. While we were grateful for these results, we were also saddened by the passing of Steve Chazen, Magnolia's founder and former CEO. Steve was a force in our industry, a unique personality, and a visionary leader. On a personal note, I will miss Steve's guidance and counsel, his steady leadership and, importantly, his friendship. He will be deeply missed, but his legacy will live on at Magnolia for years to come.

2022 HIGHLIGHTS Strong commodity prices combined with double-digit production growth, continued improvement in operating efficiencies achieved at our Giddings asset, along with our team's efforts in managing our costs allowed us to deliver a record pretax operating income margin of 63 percent for the year ended December 31, 2022. We sustained our commitment to capital discipline, spending just 34 percent of our adjusted EBITDAX[1] on drilling and completing wells, delivering year-over-year production volume growth of more than 14 percent, and generating free cash flow[1] of $824 million for the year.

Consistent with our ongoing commitment to provide strong returns for our investors, we returned 54 percent of the free cash flow we generated to our shareholders. We repurchased 15 million shares in 2022, reducing our diluted weighted average share count by 8 percent. We also increased our quarterly base dividend by 43 percent from 2021. In addition, we acquired acreage, minerals, and additional working interests at our Giddings asset, primarily outside of our core development area, further building on our strong position in the play. All told, after capital expenditures, bolt-on acquisitions, share repurchases, and dividend payments, we ended the year with a cash balance of more than $675 million.

Operationally, our team's focus on managing costs and generating efficiencies despite an inflationary oil service cost environment further enhanced our margins in Giddings, where we continued to execute on our development program in 2022. A significant contributor to our strong financial performance, our Giddings assets now represent more than half of our overall production and proved reserves. We plan to continue to improve our operating efficiencies at the Giddings field and work with vendors to manage costs along our supply chain.

2023 OUTLOOK We enter 2023 in a position of strength. Our operational plan is similar to last year's with an enhanced focus on improving execution and generating further efficiencies. We expect to continue to operate a two-rig drilling program, which should generate moderate full-year production growth, mostly from our Giddings program. We will remain disciplined on our drilling and completion capital, limiting spending to about 55 percent of adjusted EBITDAX, allowing for significant free cash flow. Importantly, we'll continue to focus on increasing our dividend per share payout capacity. Our plan is to deliver moderate production growth, repurchase at least 1 percent of our outstanding shares per quarter, and pursue small, accretive bolt-on acquisitions, actions that we expect to support annual dividend growth of about 10 percent over time.

FOCUS ON SUSTAINABILITY We remain committed to keeping stakeholders informed about our performance on key environmental, social, and governance ("ESG") measures. We enhanced the disclosures in our 2022 report, providing more detail on our ESG performance and practices. We reported on several new categories in our Sustainable Accounting Standards Board disclosure tables and expanded our quantitative metrics to cover three full years of Magnolia's performance on these measures, when available. We will continue to build on our progress going forward.

Across our company, from our Houston headquarters to our field locations, every Magnolia employee is a shareholder and aligned with our investors. Despite the changes we experienced in 2022, we remain committed to running Magnolia in the best interest of our investors. We plan to remain disciplined around capital spending, maintain low levels of debt, and deliver moderate annual production growth, while generating significant amounts of free cash flow with strong operating margins. We look forward to executing on these core principles of our business strategy and extending our record of accomplishments in 2023 and beyond.

Sincerely,

Chris Stavros
President and Chief Executive Officer

[1] Adjusted EBITDAX and free cash flow are non-GAAP financial measures. For a reconciliation of the most directly comparable GAAP measures refer to Annex A.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the year ended December 31, 2022

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____

Commission File Number: 001-38083

Magnolia Oil & Gas Corporation

(Exact Name of Registrant as Specified in its Charter)

Delaware	**81-5365682**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

Nine Greenway Plaza, Suite 1300

Houston, Texas	**77046**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (713) 842-9050

Securities registered pursuant to section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Common Stock, par value $0.0001	MGY	New York Stock Exchange

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☒   No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act.   Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the common stock held by non-affiliates of the registrant as of June 30, 2022, the last business day of the registrant's most recently completed second fiscal quarter, was approximately $3.6 billion based on the closing price on that day on the New York Stock Exchange.

As of February 10, 2023, there were 192,063,022 shares of Class A Common Stock, $0.0001 par value per share, and 21,826,805 shares of Class B Common Stock, $0.0001 par value per share, outstanding.

Documents Incorporated By Reference

Portions of the registrant's definitive proxy statement for the 2023 Annual Meeting of Stockholders, to be filed no later than 120 days after the end of the fiscal year to which this Annual Report on Form 10-K relates, are incorporated by reference into Part III of this Annual Report on Form 10-K.

Table of Contents

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GLOSSARY OF OIL AND NATURAL GAS TERMS

The following are abbreviations and definitions of certain terms used in this document, some of which are commonly used in the oil and gas industry:

"*Bbl*." One stock tank barrel, of 42 U.S. gallons liquid volume, used herein in reference to crude oil, condensate, natural gas liquids, or water.

"*Bbls/d.*" Stock tank barrels per day.

"*Bcf.*" billion cubic feet of natural gas.

"*boe*." Barrels of oil equivalent. One boe is equal to one Bbl, six thousand cubic feet of natural gas, or 42 gallons of natural gas liquids. Based on approximate energy equivalency.

"*boe/d*." Barrels of oil equivalent per day.

"*British Thermal Unit or Btu*." The quantity of heat required to raise the temperature of a one-pound mass of water by one degree Fahrenheit.

"*DD&A*." Depletion, depreciation, and amortization.

"*Developed acreage*." The number of acres that are allocated or assignable to productive wells or wells capable of production.

"*Development well*." A well drilled within the proved area of an oil or natural gas reservoir to the depth of a stratigraphic horizon known to be productive.

"*Dry well*." A well that is determined to be incapable of producing either oil or natural gas in sufficient quantities to justify completion as an oil and natural gas well.

"*Exploratory well*." A well drilled to find a new field or to find a new reservoir in a field previously found to be productive of oil or natural gas in another reservoir.

"*Field*." An area consisting of a single reservoir or multiple reservoirs all grouped on or related to the same individual geological structural feature and/or stratigraphic condition. There may be two or more reservoirs in a field that are separated vertically by intervening impervious, strata, or laterally by local geologic barriers, or by both. Reservoirs that are associated by being in overlapping or adjacent fields may be treated as a single or common operational field. The geological terms structural feature and stratigraphic condition are intended to identify localized geological features as opposed to the broader terms of basins, trends, provinces, plays, areas-of-interest, etc.

"*Formation*." A layer of rock which has distinct characteristics that differs from nearby rock.

"*Gross acres or gross wells*." Gross acres or gross wells are the total acres or wells in which all or part of the working interest is owned.

"*Henry Hub*." A distribution hub in Louisiana that serves as the delivery location for natural gas futures contracts on the NYMEX.

"*Horizontal drilling*." A drilling technique used in certain formations where a well is drilled vertically to a certain depth and then drilled at an angle within a specified interval.

"*MBbls*." One thousand barrels of crude oil, condensate or NGLs.

"*Mboe/d*." Thousand barrels of oil equivalent per day.

"*Mcf*." One thousand cubic feet of natural gas.

"*Mcf/d*." Thousand cubic feet of natural gas per day.

"*MMboe*." Million barrels of oil equivalent.

"*MMBtu*." One million British thermal units.

"*MMBtu/d.*" Million British thermal units per day.

"*MMcf*." One million cubic feet of natural gas.

"*NGL*" or "*NGLs*." Natural gas liquids. Hydrocarbons found in natural gas which may be extracted as purity products such as ethane, propane, isobutane and normal butane, and natural gasoline.

"*Net acres or net wells*." The sum of fractional working interests owned in gross acres or gross wells.

"*NYMEX*." The New York Mercantile Exchange.

"*Productive well*." An exploratory, development, or extension well that is not a dry well. Productive wells include producing wells and wells mechanically capable of production.

"*Proved developed reserves*." Proved oil and natural gas reserves that can be expected to be recovered through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared to the cost of a new well.

"*Proved reserves*." Those quantities of oil and natural gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible—from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations—prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation. The project to extract the hydrocarbons must have commenced or the operator must be reasonably certain that it will commence the project within a reasonable time.

"*Proved undeveloped reserves.*" Proved oil and natural gas reserves that are expected to be recovered from new wells on undrilled acreage or from existing wells where a relatively major expenditure is required for recompletion. Reserves on undrilled acreage are limited to those directly offsetting development spacing areas that are reasonably certain of production when drilled, unless evidence using reliable technology exists that establishes reasonable certainty of economic producibility at greater distances. Undrilled locations can be classified as undeveloped reserves only if a plan has been adopted indicating that they are scheduled to be drilled within five years, unless the specific circumstances justify a longer time.

"*Reservoir*." A porous and permeable underground formation containing a natural accumulation of producible oil and/or natural gas that is confined by impermeable rock or water barriers and is individual and separate from other reservoirs.

"*Standardized measure*." Discounted future net cash flows estimated by applying the 12-month unweighted arithmetic average of the first-day-of-the-month price for the preceding 12 months to the estimated future production of year-end proved reserves. Future cash inflows are reduced by estimated future production and development costs based on period-end costs to determine pre-tax cash inflows. Future income taxes, if applicable, are computed by applying the statutory tax rate to the excess of pre-tax cash inflows over Magnolia's tax basis in the oil and natural gas properties. Future net cash inflows after income taxes are discounted using a 10% annual discount rate.

"*Undeveloped acreage*." Lease acreage on which wells have not been drilled or completed to a point that would permit the production of commercial quantities of oil, natural gas, and NGLs regardless of whether such acreage contains proved reserves.

"*Unit*." The joining of all or substantially all interests in a reservoir or field, rather than a single tract, to provide for development and operation without regard to separate property interests. Also, the area covered by a unitization agreement.

"*Working interest*." The right granted to the lessee of a property to explore for, to produce, and to own natural gas or other minerals. The working interest owners bear the exploration, development, and operating costs on either a cash, penalty, or carried basis.

"*WTI*." West Texas Intermediate light sweet crude oil.

GLOSSARY OF CERTAIN TERMS AND CONVENTIONS USED HEREIN

The following are definitions of certain other terms and conventions that are used in this Annual Report on Form 10-K:

"The Company" or "Magnolia." Magnolia Oil & Gas Corporation (either individually or together with its consolidated subsidiaries, as the context requires, including Magnolia Holdings, Magnolia LLC, Magnolia Intermediate, Magnolia Operating, and Magnolia Oil & Gas Finance Corp.).

"Magnolia Holdings." Magnolia Oil & Gas Holdings LLC.

"Magnolia Intermediate." Magnolia Oil & Gas Intermediate LLC.

"Magnolia LLC." Magnolia Oil & Gas Parent LLC.

"Magnolia LLC Units." Units representing limited liability company interests in Magnolia LLC.

"Magnolia Operating." Magnolia Oil & Gas Operating LLC.

"EnerVest." EnerVest, Ltd.

"EVOC." EnerVest Operating, L.L.C.

"Karnes County Assets." Certain right, title, and interest in certain oil and natural gas assets located primarily in the Karnes County portion of the Eagle Ford Shale formation in South Texas.

"Giddings Assets." Certain right, title, and interest in certain oil and natural gas assets located primarily in the Giddings area of the Austin Chalk formation.

"Business Combination." The acquisition, which closed on July 31, 2018, of the Karnes County Assets; the Giddings Assets; and a 35% membership interest in Ironwood Eagle Ford Midstream, LLC.

"Class A Common Stock." Magnolia's Class A Common Stock, par value $0.0001 per share.

"Class B Common Stock." Magnolia's Class B Common Stock, par value $0.0001 per share.

"Closing Date." July 31, 2018.

"Issuers." Magnolia Operating and Magnolia Oil & Gas Finance Corp., a wholly owned subsidiary of Magnolia Operating, as it relates to the 2026 Senior Notes.

"Magnolia LLC Unit Holders." EnerVest Energy Institutional Fund XIV-A, L.P., a Delaware limited partnership, EnerVest Energy Institutional Fund XIV-WIC, L.P., a Delaware limited partnership, EnerVest Energy Institutional Fund XIV-2A, L.P., a Delaware limited partnership, EnerVest Energy Institutional Fund XIV-3A, L.P., a Delaware limited partnership, and EnerVest Energy Institutional Fund XIV-C-AIV, L.P., a Delaware limited partnership.

"Non-Compete." That certain Non-Competition Agreement, dated as of July 31, 2018, between the Company and EnerVest, pursuant to which EnerVest and certain of its affiliates were restricted from competing with the Company in certain counties comprising the Eagle Ford Shale.

"RBL Facility." Senior secured reserve-based revolving credit facility, as amended February 16, 2022.

"2026 Senior Notes." 6.0% Senior Notes due 2026.

"Services Agreement." That certain Services Agreement, as amended, dated as of July 31, 2018, by and between the Company, Magnolia Operating, and EVOC, pursuant to which EVOC provided certain services to the Company.

"Stockholder Agreement." The Stockholder Agreement, dated as of July 31, 2018, by and between the Company and the other parties thereto.

"OPEC." The Organization of the Petroleum Exporting Countries.

FORWARD-LOOKING STATEMENTS

This report includes "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). All statements other than statements of historical facts included or incorporated by reference in this report, including, without limitation, statements regarding the Company's future financial position, business strategy, budgets, projected revenues, projected costs, and plans and objectives of management for future operations, are forward-looking statements. Such forward-looking statements are based on the beliefs of management, as well as assumptions made by, and information currently available to, the Company's management. In addition, forward-looking statements generally can be identified by the use of forward-looking terminology such as "may," "will," "could," "expect," "intend," "project," "estimate," "anticipate," "plan," "believe," or "continue" or similar terminology. Although Magnolia believes that the expectations reflected in such forward-looking statements are reasonable, the Company can give no assurance that such expectations will prove to have been correct. Important factors that could cause actual results to differ materially from the Company's expectations include, but are not limited to:

- legislative, regulatory, or policy changes, including those following the change in presidential administrations;

- the market prices of oil, natural gas, natural gas liquids ("NGLs"), and other products or services;

- the supply and demand for oil, natural gas, NGLs, and other products or services, including impacts of actions taken by OPEC and other state-controlled oil companies;

- production and reserve levels;

- the timing and extent of the Company's success in discovering, developing, producing and estimating reserves;

- geopolitical and business conditions in key regions of the world;

- drilling risks;

- economic and competitive conditions;

- the availability of capital resources;

- capital expenditures and other contractual obligations;

- weather conditions;

- inflation rates;

- the availability of goods and services;

- cyber attacks;

- the occurrence of property acquisitions or divestitures;

- the integration of acquisitions;

- the securities or capital markets and related risks such as general credit, liquidity, market, and interest-rate risks;

- the economic effects of the COVID-19 pandemic and actions taken by federal, state and local governments and other third parties in response to the pandemic; and

- other factors disclosed in this Annual Report on Form 10-K, including under Items 1 and 2 - *Business and Properties,* Item 1A - *Risk Factors,* Item 7 - *Management's Discussion and Analysis of Financial Condition and Results of Operations,* Item 7A - *Quantitative and Qualitative Disclosures About Market Risk.*

All subsequent written and oral forward-looking statements attributable to the Company, or persons acting on its behalf, are expressly qualified in their entirety by the cautionary statements above. Except as required by law, Magnolia assumes no duty to update or revise its forward-looking statements based on changes in internal estimates or expectations or otherwise.

PART I

Items 1 and 2. Business and Properties

Overview

Magnolia Oil & Gas Corporation (either individually or together with its consolidated subsidiaries, as the context requires, "the Company" or "Magnolia") is an independent oil and natural gas company engaged in the acquisition, development, exploration, and production of oil, natural gas, and natural gas liquid ("NGL") reserves. The Company's oil and natural gas properties are located primarily in Karnes County and the Giddings area in South Texas, where the Company targets the Eagle Ford Shale and Austin Chalk formations.

On July 31, 2018, Magnolia consummated its initial business combination (the "Business Combination") through its acquisition of the Karnes County Assets, the Giddings Assets, and a 35.0% membership interest in Ironwood Eagle Ford Midstream, LLC, which owns an Eagle Ford gathering system, each with certain affiliates of EnerVest. On October 23, 2020, the Company sold its 35% membership interest in Ironwood Eagle Ford Midstream, LLC. Magnolia is the managing member of Magnolia Oil & Gas Parent LLC ("Magnolia LLC"). Magnolia's principal asset is a controlling equity interest in Magnolia LLC. As the managing member of Magnolia LLC, the Company operates and controls all of the business and affairs of Magnolia LLC and, through Magnolia LLC and its subsidiaries, conducts business. Magnolia consolidates the financial results of Magnolia LLC and its subsidiaries and records non-controlling interests for the economic interest in Magnolia LLC held by the Magnolia LLC Unit Holders. As of December 31, 2022, Magnolia owned an 89.8% interest in Magnolia LLC, which owns the assets acquired in the Business Combination.

In connection with the Business Combination, Magnolia entered into the Services Agreement with EVOC, an affiliate of EnerVest, pursuant to which EVOC operated Magnolia's assets under the direction of Magnolia's management by providing services substantially identical to the services historically provided by EVOC in operating the assets Magnolia acquired in the Business Combination, including administrative, back office, and day-to-day field-level services reasonably necessary to operate the Company's business, subject to certain exceptions. On August 1, 2020, the Company provided written notice to EVOC of its intent to terminate the Services Agreement. Pursuant to the Services Agreement, EVOC continued to provide services during the transition, which was completed on June 30, 2021.

Available Information

Magnolia, which is incorporated in Delaware, has its principal executive offices located at Nine Greenway Plaza Suite 1300, Houston, Texas 77046. Magnolia's website is located at www.magnoliaoilgas.com.

Magnolia furnishes or files with the Securities and Exchange Commission (the "SEC") its Annual Reports on Form 10-K, its Quarterly Reports on Form 10-Q, and its Current Reports on Form 8-K. Magnolia makes these documents available free of charge at www.magnoliaoilgas.com under the "Investors" tab as soon as reasonably practicable after they are filed or furnished with the SEC. Information on Magnolia's website is not incorporated by reference into this Annual Report on Form 10-K or any of the Company's other filings with the SEC.

Magnolia's Class A Common Stock, par value $0.0001 per share, is listed and traded on the New York Stock Exchange ("NYSE") under the symbol "MGY."

Strategy

Magnolia's business model prioritizes prudent and disciplined capital allocation, free cash flow, and financial stability. The Company's ongoing plan is to spend well within cash flow on drilling and completing wells while maintaining low financial leverage. The Company is well positioned to reduce or increase operations given the significant flexibility within its capital program as the Company has no long-term service obligations.

The Company's long-term strategy is centered around the following value creation principles:

- generate moderate annual organic production growth,
- maintain an efficient capital program with short economic paybacks,
- maintain a conservative financial leverage profile,
- generate high full-cycle operating margins,
- generate significant free cash flow after capital expenditures, and
- effectively reinvest free cash flow to maximize shareholder returns.

For additional detail regarding the Company's 2022 results, strategy, and its capital resources and liquidity, please see *Item 7 - Management's Discussion and Analysis of Financial Condition and Results of Operations* of this Annual Report on Form 10-K.

Segment Information and Geographic Area

The Company operates in one reportable segment engaged in the acquisition, development, exploration, and production of oil and natural gas properties located in the United States. Magnolia's operations are conducted predominantly in one geographic area of the United States. Magnolia's oil and natural gas properties are located primarily in the Karnes and Giddings areas in South Texas where the Company targets the Eagle Ford Shale and the Austin Chalk formations. Additional data and discussion are provided in *Item 7 - Management's Discussion and Analysis of Financial Condition and Results of Operations* of this Annual Report on Form 10-K.

Properties

As of December 31, 2022, Magnolia's assets consisted of a total leasehold position of 688,033 gross (482,015 net) acres, including 43,022 gross (23,259 net) acres in the Karnes area and 645,011 gross (458,756 net) acres in the Giddings area. As of December 31, 2022, Magnolia had 2,131 gross (1,366 net) wells with total production of 75.4 Mboe/d for the year ended December 31, 2022. During 2022, Magnolia operated two rigs. Approximately 44%, 31%, and 25% of production from Magnolia's assets was attributable to oil, natural gas, and NGLs, respectively, for the year ended December 31, 2022.

The Karnes County Assets are located in Karnes, Gonzales, DeWitt, and Atascosa Counties, Texas, in the core of the Eagle Ford Shale. The acreage comprising the Karnes County Assets also includes the Austin Chalk formation overlying the Eagle Ford Shale. The Austin Chalk formation has shown itself to be an independent reservoir from the Eagle Ford Shale and represents a very attractive development target. The Karnes County Assets include a well-known, low-risk acreage position that has been developed with a focus on maximizing returns and improving operational efficiencies.

The Giddings Assets are primarily located in Austin, Brazos, Burleson, Fayette, Lee, Grimes, Montgomery, and Washington Counties, Texas. The Austin Chalk formation produces along a northeast-to-southwest trend that is approximately parallel to the Texas Gulf Coast. There are several notable producing areas along the Austin Chalk trend, the largest of which is the Giddings area. The Giddings area has seen two major drilling cycles. The first cycle began in the late 1970s and into the early 1980s and consisted primarily of vertical well drilling. The second cycle ran through much of the 1990s and involved primarily horizontal well drilling. Recent improvements in drilling and completion technologies have unlocked new development opportunities in the Giddings area. Wells drilled in recent years have helped to substantiate the strong economic viability of new drilling activity across the Giddings area. Future development results may allow for further expansion of existing location inventory throughout the leasehold.

Reserve Data

Estimated Proved Reserves

The estimates of Magnolia's proved oil and natural gas reserves included in this Annual Report on Form 10-K are as of December 31, 2022. The majority of the Company's proved reserves volumes, approximately 98%, are based on evaluations prepared by the independent petroleum engineering firm of Miller and Lents, in accordance with Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information promulgated by the Society of Petroleum Engineers and definitions and guidelines established by the SEC. Miller and Lents was selected for its historical experience and expertise in evaluating hydrocarbon resources.

Proved oil and natural gas reserves are those quantities of oil and natural gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible—from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations—prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation. The project to extract the hydrocarbons must have commenced or the operator must be reasonably certain that it will commence the project within a reasonable time. Oil and natural gas prices applied in estimating proved reserves are determined using an unweighted arithmetic average of the first-day-of-the-month price for the trailing historical 12 months.

Proved reserves are sub-divided into two categories, proved developed and proved undeveloped. Proved developed reserves are volumes that can be expected to be recovered through existing wells with existing equipment and operating methods or where the cost of the required equipment is relatively minor compared to the cost of a new well. Proved undeveloped reserves are volumes that are expected to be recovered from new wells on undrilled acreage or from existing wells where a relatively major expenditure is required for recompletion. Proved undeveloped reserves on undrilled acreage are limited to those directly offsetting development spacing areas that are reasonably certain of production when drilled, unless evidence using reliable technology exists that establishes reasonable certainty of economic producibility at greater distances. Undrilled locations can be classified as undeveloped reserves only

if a plan has been adopted indicating that they are scheduled to be drilled within five years, unless the specific circumstances justify a longer time. All of Magnolia's proved undeveloped reserves as of December 31, 2022, that are included in this Annual Report, are planned to be developed within one year.

The technical and economic data used to estimate proved reserves include, but are not limited to, well logs, geologic maps, well-test data, production data, well data, historical price and cost information, and property ownership interests. This technical data, performance analysis, decline curve analysis, volumetric analysis, assessment of analogues, together with standard engineering and geoscience methods, are applied to estimate proved reserves.

The proved developed reserves per well are estimated by applying performance analysis and decline curve methods. For proved developed wells that lack adequate production history, reserves were estimated using performance-based type curves and offset location analogues. Proved undeveloped reserves are estimated by using a combination of geologic and engineering data for planned drilling locations. Performance data along with log and core data was used to delineate consistent, continuous reservoir and performance characteristics in core areas of development to identify areas of technical certainty that meets the criteria for proved reserves. Performance based type curves are applied to forecast proved undeveloped well performance.

Preparation of Oil and Natural Gas Reserve Information

Magnolia's Director of Reserves, Peter Corbeil, is the technical person primarily responsible for overseeing the internal reserves estimation process. Mr. Corbeil has more than 20 years of oil and gas industry experience in reservoir engineering, reserves assessment, field development, and technical management. His experience prior to joining Magnolia includes tenures in the corporate reserve groups at three large and diversified oil and gas companies. He holds a Bachelor of Engineering degree and a Master of Business Administration degree and is a member of the Society of Petroleum Engineers.

The Director of Reserves works closely with Magnolia's petroleum engineers and geoscience professionals to ensure the integrity, accuracy, and timeliness of the data furnished to Miller and Lents for the preparation of their reserve reports. Periodically, Magnolia's internal staff meets with the independent reserves engineers to review properties, methods, and assumptions used to prepare reserve estimates for Magnolia's assets.

The reserve reports were prepared by Miller and Lents' team of geologists and reservoir engineers who integrate geological, geophysical, engineering, and economic data to produce reserve estimates and economic forecasts. The process to prepare Magnolia's proved reserves as of December 31, 2022 was supervised by Jennifer A. Godbold, Senior Vice President and an officer of Miller and Lents. Ms. Godbold is a professionally qualified and licensed Professional Engineer in the State of Texas with more than 10 years of relevant experience in the estimation, assessment, and evaluation of oil and natural gas reserves.

Reserves estimation involves a degree of uncertainty and estimating volumes of economically recoverable oil and natural gas that cannot be measured in an exact manner. The accuracy of any reserve estimate is a function of the quality of available data and of engineering and geological interpretation. As a result, the estimates of different engineers often vary. In addition, the results of drilling, testing, and production may justify revisions of such estimates. Accordingly, reserve estimates often differ from the quantities of oil, natural gas, and NGLs that are ultimately recovered. Estimates of economically recoverable oil, natural gas, NGLs, and of future net revenues are based on a number of variables and assumptions, all of which may vary from actual results, including geologic interpretation, prices, future production rates, and costs. Please refer to the Company's "*Risk Factors*" in Item 1A in this Annual Report on Form 10-K.

Proved Reserves

The following table presents Magnolia's estimated net proved oil and natural gas reserves as of December 31, 2022. This table shows reserves on a boe basis in which natural gas is converted to an equivalent barrel of oil based on a ratio of six Mcf to one Bbl. This ratio is not reflective of the current price ratio between the two products. The proved undeveloped reserves volumes in the table below are expected to be converted to proved developed reserves within one year.

	December 31, 2022			
	Oil (MMBbls)	Natural Gas (Bcf)	NGLs (MMBbls)	Total (MMboe)
Proved reserves				
Total proved developed	53.5	244.6	31.3	125.6
Total proved undeveloped	9.4	68.5	10.6	31.4
Total proved reserves	62.9	313.1	41.9	157.0

Development of Proved Undeveloped Reserves

As of December 31, 2022, the proved undeveloped reserves volumes are expected to be converted to proved developed reserves within one year. The following table summarizes the changes in Magnolia's proved undeveloped reserves during the year ended December 31, 2022:

	Total (MMboe)
Proved undeveloped reserves at January 1, 2022	25.6
Conversions into proved developed reserves	(21.9)
Extensions	25.5
Acquisitions	—
Revisions of previous estimates	2.2
Proved undeveloped reserves at December 31, 2022	31.4

As of December 31, 2022, Magnolia's assets contained approximately 31.4 MMboe of proved undeveloped reserves, consisting of 9.4 MMBbls of oil, 68.5 Bcf of natural gas, and 10.6 MMBbls of NGLs. The Company's total estimated proved undeveloped reserves increased by 5.8 MMboe during the year ended December 31, 2022. Magnolia converted 21.9 MMboe of proved undeveloped reserves to proved developed reserves as a result of drilling activities completed during 2022. Extensions of 25.5 MMboe resulted from the planned drilling program. Upward revisions of 2.2 MMboe to proved undeveloped reserves were comprised of 2.3 MMboe due to infill drilling in the Karnes County Assets and 0.1 MMboe related to higher commodity prices, partially offset by a 0.2 MMboe downward adjustment related to optimizing development activity.

During the year ended December 31, 2022, Magnolia incurred costs of approximately $210.4 million to convert the reserves associated with 35 of its net proved undeveloped locations to 21.9 MMboe of proved developed reserves.

Drilling Statistics

The following table describes new development wells drilled within Magnolia's assets during the years ended December 31, 2022, 2021, and 2020. The information should not be considered indicative of future performance, nor should it be assumed that there is necessarily any correlation among the number of productive wells drilled, quantities of reserves found, or economic value. A dry well is a well that proves to be incapable of producing either oil or natural gas in sufficient quantities to justify completion as an oil and natural gas well. A productive well is an exploratory, development, or extension well that is not a dry well. Productive wells include producing wells and wells mechanically capable of production. Completion refers to installation of permanent equipment for production of oil or natural gas, or, in the case of a dry well, to reporting to the appropriate authority that the well has been abandoned. As of December 31, 2022, 28 gross (15 net) wells were in various stages of completion. As of December 31, 2022, Magnolia was running a two-rig program.

		Years Ended	
	December 31, 2022	December 31, 2021	December 31, 2020
Net exploratory wells			
Productive	—	—	—
Dry	—	—	—
	—	—	—
Net development wells			
Productive	50	42	44
Dry	—	—	—
	50	42	44
Net total wells			
Productive	50	42	44
Dry	—	—	—
Total	50	42	44

Productive Oil and Natural Gas Wells

Productive wells consist of exploratory, development, or extension wells that are not dry wells. Productive wells include producing wells and wells mechanically capable of production. Gross wells are the total number of productive wells in which Magnolia owns a working interest, and net wells are the sum of the fractional working interests of gross wells. The following table sets forth information relating to the productive wells in which Magnolia owned a working interest as of December 31, 2022.

	Oil	Natural Gas	Total
Gross	1,624	507	2,131
Net	916	450	1,366

Production, Pricing, and Lease Operating Cost Data

The following table describes, for each of the last three fiscal years, oil, natural gas, and NGL production volumes, average lease operating costs per boe (including transportation costs, but excluding severance and other taxes), and average sales prices related to Magnolia's operations:

		Years Ended	
	December 31, 2022	December 31, 2021	December 31, 2020
Production			
Crude oil (MMBbls)	12.2	11.2	11.6
Natural gas (Bcf)	50.7	43.4	39.4
Natural gas liquids (MMBbls)	6.9	5.7	4.4
Average lease operating costs per boe	$ 7.13	$ 5.75	$ 5.07
Average sales price			
Crude oil (per barrel)	$ 95.01	$ 66.83	$ 36.31
Natural gas (per Mcf)	5.95	3.97	1.79
Natural gas liquids (per barrel)	34.18	27.84	11.10

Gross and Net Undeveloped and Developed Acreage

The following table sets forth certain information regarding the total developed and undeveloped acreage in which Magnolia held an interest as of December 31, 2022:

	Acreage		
	Undeveloped	Developed	Total
Gross	56,655	631,378	688,033
Net	43,569	438,446	482,015

Undeveloped Acreage Expirations

As of December 31, 2022, Magnolia's total undeveloped acres across its assets that will expire in 2023, 2024, and 2025 are 2,514 gross (2,246 net), 2,665 gross (2,005 net), and 2,312 gross (1,971 net) acres, respectively, unless production is established within the spacing units covering the acreage prior to the expiration dates or unless such leasehold rights are extended or renewed. There are no expirations after 2025.

Delivery Commitments

The Giddings Assets are subject to contracts with third-party midstream companies that provide for firm pipeline transportation and gathering and processing services for a portion of the natural gas produced from the Giddings Assets. The delivery commitments require the Company to deliver 6.4 million MMBtu in 2023 and 20.9 million MMBtu thereafter. The Company's delivery commitments are subject to a standard pipeline demand fee for its reserved capacity amount and a potential shortfall fee if unable to deliver the agreed upon quantity of gas. Magnolia expects to fulfill its commitments with existing proved developed and proved undeveloped reserves, which are regularly monitored to ensure sufficient availability.

Operations

Facilities

Production facilities related to Magnolia's assets are located near producing wells and consist of storage tanks, two-phase and/or three-phase separation equipment, flowlines, metering equipment, emissions control equipment, leased compressors, and safety systems. Predominant artificial lift methods include gas lift, rod pump lift, and plunger lift.

The Karnes County Assets include access to a crude oil gathering system and access to natural gas gathering systems. Magnolia is subject to the terms of a crude oil gathering agreement with Ironwood Eagle Ford Midstream, LLC that expires in July 2027, which allows oil production to be delivered and sold to various crude oil refining markets on a competitive pricing basis. The majority of natural gas production related to the Karnes County Assets is currently processed to collect NGLs. Produced natural gas and NGLs are sold to third-party natural gas processors.

The Giddings Assets include access to natural gas gathering systems, which allows production to be delivered to third-party natural gas processors. The majority of natural gas production related to the Giddings Assets is currently processed to collect NGLs. Produced natural gas and NGLs are sold to third-party natural gas processors as well as various intrastate and interstate markets on a competitive pricing basis. The Giddings Assets also operated two saltwater disposal wells, including one directly connected via pipe to a central tank battery built in 2022.

Marketing and Customers

For the year ended December 31, 2022, four customers, including their subsidiaries, accounted for 19%, 17%, 14%, and 11% of the Company's combined oil, natural gas, and NGL revenue. For the year ended December 31, 2021, four customers, including their subsidiaries, accounted for 22%, 15%, 15%, and 11% of the Company's combined oil, natural gas, and NGL revenue. For the year ended December 31, 2020, three customers, including their subsidiaries, accounted for 40%, 17%, and 12% of the Company's combined oil, natural gas, and NGL revenue.

No other purchaser accounted for 10% or more of Magnolia's revenue on a combined basis in each respective period. Please see "*Risk Factors—Magnolia depends upon a small number of significant purchasers for the sale of most of its oil, natural gas, and NGL production. The loss of one or more of such purchasers could, among other factors, limit Magnolia's access to suitable markets*

for the oil, natural gas, and NGLs it produces." in Item 1A in this Annual Report on Form 10-K for more information.

The natural gas production from the Giddings Assets is gathered and processed under acreage dedications with three third-party midstream companies. The natural gas plant residue volumes are sold either to natural gas processors or various third parties utilizing the firm transportation agreement described under "*Delivery Commitments.*" Residue sales utilizing the firm transportation are at market prices with terms of 12 months or less. The NGL production extracted from the Giddings Assets is sold to third parties pursuant to purchase agreements with varying terms at market prices. Magnolia sells the majority of the oil production from the Giddings Assets to three third parties at market prices, with such purchasers transporting the oil from the lease via trucks under contracts of 12 months or less. The remainder of the oil production from the Giddings Assets is sold to various third-party purchasers at market prices under contracts with terms of 12 months or less.

In addition, Magnolia sells the natural gas production from the Karnes County Assets to various third parties pursuant to the terms of multiple natural gas processing and purchase contracts of varying terms. Such natural gas production is gathered and processed under agreements with terms ranging from month-to-month to the life of the applicable lease agreements. Magnolia transports the majority of its crude oil production from the Karnes County Assets on a gathering agreement with Ironwood Eagle Ford Midstream, LLC that expires in July 2027, which provides an outlet for Magnolia to sell oil production via pipeline from the Karnes County Assets to third-party purchasers at market prices. The majority of the remaining oil production is transported from the lease via trucks at market prices with terms of 12 months or less. The NGL production from the Karnes County Assets is sold to midstream natural gas processors in the Eagle Ford area.

Competition

The oil and gas industry is a highly competitive environment and Magnolia competes with both major integrated and other independent oil and gas companies in all aspects of the Company's business to explore, develop, and operate its properties and market its production. Competitive conditions may be affected by future legislation and regulations as the United States develops new energy and climate-related policies. In addition, some of Magnolia's competitors may have a competitive advantage when responding to factors that affect demand for oil and natural gas production, such as changing prices, domestic and foreign political conditions, weather conditions, the proximity and capacity of natural gas pipelines and other transportation facilities, and overall economic conditions. Magnolia also faces indirect competition from alternative energy sources, including wind, solar, and electric power. Magnolia's ability to acquire additional prospects and to find and develop reserves in the future will depend on the Company's ability to evaluate and select suitable properties and to consummate transactions in a highly competitive environment.

Regulation

Environmental, Health and Safety Matters

Oil and natural gas operations are substantially affected by federal, state, and local laws and regulations. In particular, oil and natural gas production and related operations are, or have been, subject to price controls, taxes, and numerous other laws and regulations. All of the jurisdictions in which Magnolia's assets are located have statutory provisions regulating the development and production of oil and natural gas. These laws and regulations can impose recordkeeping, monitoring, and reporting requirements or other operational constraints on the Company's business, including operational controls for minimizing pollution, costs to remediate releases of regulated substances, including crude oil, into the environment, or costs to remediate sites to which the Company sent regulated substances for disposal. In some cases, these laws can impose strict liability for the entire cost of clean-up on any responsible party without regard to negligence or fault and impose liability on the Company for the conduct of others (such as prior owners or operators of Magnolia's assets) or conditions others have caused, or for the Company's acts that complied with all applicable requirements when they were performed. The Company could incur capital, operating, maintenance, and remediation expenditures as a result of environmental laws and regulations. New laws have been enacted, and regulations are being adopted by various regulatory agencies on a continuing basis, and the costs of compliance with these new laws and regulations can only be broadly appraised until their implementation becomes more defined.

COVID-19 Pandemic

The COVID-19 pandemic and related economic repercussions have created significant volatility, uncertainty, and turmoil in the oil and natural gas industry. As the global economy continues to recover from the effects of the COVID-19 pandemic, economic indicators have continued to strengthen. However, the economy is experiencing elevated inflation levels as a result of global supply and demand imbalances. Elevated inflation levels have resulted in increased capital and oilfield service costs and continued inflationary pressures and labor shortages could result in further increases to the Company's operating and capital costs.

Air and Climate Change

The threat of climate change continues to attract considerable attention globally. In the United States, no comprehensive climate change legislation regulating the emission of greenhouse gases or directly imposing a price on carbon has been implemented at the federal level. However, following the U.S. Environmental Protection Agency (the "EPA") determination that emissions of carbon dioxide, methane, and other greenhouse gases ("GHG") present an endangerment to public health and welfare in December 2009, the EPA adopted regulations in 2011 to regulate GHG emissions from certain large stationary sources, require the monitoring and reporting of GHG emissions from certain sources, and (together with the National Highway Traffic Safety Administration), implement GHG emissions limits on vehicles manufactured for operation in the United States, among other things. President Biden has highlighted addressing climate change as a priority of his administration, and federal regulators, state and local governments, and private parties have taken (or announced that they plan to take) actions that have or may have a significant influence on the Company's operations. The Biden Administration has also issued several executive orders that have, among others, recommitted the United States to the Paris Agreement, called for a government-wide approach to addressing climate change, and called for the reinstatement or issuance of methane emissions standards for new, modified, and existing oil and gas facilities. On November 15, 2021, the EPA proposed a new rule intended to reduce methane emissions from oil and gas sources. The proposed rule would make the existing regulations in Subpart OOOOa more stringent and create a Subpart OOOOb to expand and strengthen emissions reduction requirements that are currently effective for new, modified and reconstructed oil and natural gas sources. In addition, the proposed rule would establish "Emissions Guidelines," creating a Subpart OOOOc that would require states to develop plans to reduce methane emissions from existing sources that must be at least as effective as presumptive standards set by the EPA. Under the proposed rule, states would have three years to develop their compliance plan for existing sources and the regulations for new sources would take effect immediately upon issuance of a final rule. On November 11, 2022, the EPA issued a proposed supplementing rule to the November 2021 proposed rule. Among other things, the November 2022 supplemental proposed rule removes an emissions monitoring exemption for small wellhead-only sites and creates a new third-party monitoring program to flag large emissions events, referred to in the proposed rule as "super emitters". The EPA is expected to issue a final rule by August 2023. Additionally, in August 2022, President Biden signed into law the Inflation Reduction Act of 2022. Among other things, the Inflation Reduction Act includes a methane emissions reduction program that amends the Clean Air Act to include a Methane Emissions and Waste Reduction Incentive Program for petroleum and natural gas systems. This program requires the EPA to impose a "waste emissions charge" on certain oil and gas sources that are already required to report under EPA's Greenhouse Gas Reporting Program. As a result of these regulatory changes, the scope of any final methane regulations or the costs for complying with federal methane regulations are uncertain. Additional climate-related regulations have been passed by several states, and additional laws may be implemented at the federal, state, or local levels. Please see "Risk Factors" in Item 1A in this Annual Report on Form 10-K for further discussion of risks related to climate change and the regulation of methane emissions and GHGs.

Separately, the EPA finalized a more stringent National Ambient Air Quality Standard ("NAAQS") for ozone in October 2015 and completed attainment/nonattainment designations in 2018. State implementation of the revised NAAQS in the areas in which Magnolia operates could result in increased costs for emission controls and requirements for additional monitoring and testing, as well as a more cumbersome permitting process. Failure to comply with air quality regulations may also result in administrative, civil, and/ or criminal penalties for non-compliance.

Hydraulic Fracturing Activities

Hydraulic fracturing is an important and common practice that is used to stimulate production of oil and/or natural gas from dense subsurface rock formations. The hydraulic fracturing process involves the injection of water, proppants, and chemicals under pressure into targeted subsurface formations to fracture the surrounding rock and stimulate production. Hydraulic fracturing is regularly used by operators of Magnolia's assets. Hydraulic fracturing is typically regulated by state oil and natural gas commissions, but the EPA has asserted federal regulatory authority over certain aspects of the process, including air emissions, fracturing fluid constituents, and wastewater disposal, among others.

At the state level, several states have adopted, or are considering adopting, legal requirements that could impose more stringent permitting, disclosure, and well construction requirements on hydraulic fracturing activities. For example, the Texas Railroad Commission has adopted a "well integrity rule," which updated the requirements for drilling, putting pipe down, and cementing wells. The rule also imposes new testing and reporting requirements, such as (i) the requirement to submit cementing reports after well completion or after cessation of drilling, whichever is later, and (ii) the imposition of additional testing on wells less than 1,000 feet below usable groundwater. Local governments also may seek to adopt ordinances within their jurisdictions regulating the time, place, and manner of drilling activities in general or hydraulic fracturing activities in particular.

Compliance with existing laws has not had a material adverse effect on operations related to Magnolia's assets, but if new or more stringent federal, state, or local legal restrictions relating to the hydraulic fracturing process are adopted in areas where Magnolia's assets are located, operators could incur potentially significant added costs to comply with such requirements, experience delays or curtailment in the pursuit of development activities, and perhaps even be precluded from drilling wells.

Water

The federal Clean Water Act ("CWA"), and analogous state laws, impose restrictions and strict controls with respect to the discharge of pollutants, including spills and leaks of oil and hazardous substances, into state waters and waters of the United States. The discharge of pollutants into regulated waters is prohibited, except in accordance with the terms of a permit issued by the EPA or an analogous state agency. Federal and state regulatory agencies can impose administrative, civil, and criminal penalties for non-compliance with discharge permits or other requirements of the CWA and analogous state laws and regulations. The CWA also prohibits the discharge of dredge and fill material in regulated waters, including wetlands, unless authorized by permit. On January 18, 2023, the EPA published the final rule which revised the definition of "Waters of the United States". Magnolia is evaluating the impact of these changes on its operations. To the extent the rule expands the scope of the CWA's jurisdiction, Magnolia could face increased permitting costs and project delays.

In addition, Magnolia may be required under the CWA to obtain and maintain approvals or permits for the discharge of wastewater or storm water and are required to develop and implement spill prevention, control, and countermeasure plans, also referred to as "SPCC plans," in connection with on-site storage of significant quantities of oil.

Hazardous Substances and Waste Handling

The Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA"), also known as the "Superfund" law, and comparable state laws impose liability, without regard to fault or the legality of the original conduct, on certain classes of persons that are considered responsible for the release of a "hazardous substance" into the environment. These persons include the current and past owner or operator of the disposal site or the site where the release occurred and persons that disposed or arranged for the disposal or the transportation for disposal of the hazardous substances at the site where the release occurred.

The Resources Conservation and Recovery Act ("RCRA") and analogous state laws, impose detailed requirements for the generation, handling, storage, treatment, and disposal of nonhazardous and hazardous solid wastes. RCRA specifically excludes drilling fluids, produced waters, and other wastes associated with the development or production of crude oil, natural gas, or geothermal energy from regulation as hazardous wastes. However, these wastes may be regulated by the EPA or state agencies under RCRA's less stringent nonhazardous solid waste provisions, state laws or other federal laws. It is, however, possible that certain oil and natural gas drilling and production wastes now classified as non-hazardous could be classified as hazardous wastes in the future. A loss of the RCRA exclusion for drilling fluids, produced waters, and related wastes could result in an increase in the costs to manage and dispose of generated wastes.

Endangered Species Act

The Endangered Species Act (the "ESA") and (in some cases) comparable state laws were established to protect endangered and threatened species. Pursuant to the ESA, if a species is listed as threatened or endangered, restrictions may be imposed on activities adversely affecting that species' habitat. The U.S. Fish and Wildlife Service may designate critical habitat and suitable habitat areas that it believes are necessary for survival of a threatened or endangered species. A critical habitat or suitable habitat designation could result in further material restrictions to land use and may materially delay or prohibit land access for oil and natural gas development. The identification or designation of previously unprotected species as threatened or endangered in areas where underlying property operations are conducted could cause increased costs arising from species protection measures or could result in limitations on development activities that could have an adverse impact on the ability to develop and produce reserves within Magnolia's assets. If a portion of Magnolia's assets were to be designated as a critical or suitable habitat, it could adversely impact the value of its assets.

OSHA

Magnolia is subject to the requirements of the Occupational Health and Safety Act ("OSHA") and comparable state statutes whose purpose is to protect the health and safety of workers. Violations can result in civil or criminal penalties as well as required abatement. In addition, the OSHA hazard communication standard, the Emergency Planning and Community Right-to-Know Act, comparable state statutes, and any implementing regulations require that Magnolia maintain and/or disclose information about hazardous materials used or produced in its operations and that this information be provided to employees, state and local governmental authorities, and citizens.

Related Permits and Authorizations

Many environmental laws require permits or other authorizations from state and/or federal agencies before initiating certain drilling, construction, production, operation, or other oil and natural gas activities, and require maintaining these permits and

compliance with their requirements for on-going operations. These permits are generally subject to protest, appeal, or litigation, which could in certain cases delay or halt projects and cease production or operation of wells, pipelines, and other operations related to Magnolia's assets.

Human Capital Disclosures

Magnolia's Human Capital Philosophy

The experience and expertise of Magnolia's employees is critical to the Company's ability to create value for investors by growing the Company's asset platform, generating free cash flow, maintaining financial flexibility, and ensuring thoughtful capital allocation. Magnolia seeks to attract, develop, and retain highly qualified individuals who are committed to helping Magnolia enhance its position as an investment of choice with a broad shareholder base, an employer of choice with a winning culture, and an operator of choice with best-in-class assets. The Company's Nominating and Corporate Governance Committee is responsible for oversight over Magnolia's ESG policies and practices, which may include but is not limited to those related to certain safety, social responsibility, philanthropy and other human capital issues.

Growing and Supporting the Magnolia Team

To achieve the Company's goals, Magnolia seeks to attract, develop, and retain highly qualified individuals who will embrace Company values and think like Magnolia owners. On December 31, 2022, Magnolia had 213 employees with 87 of those employees located in the Company's field offices in Giddings and Gillett, Texas and 126 located at Magnolia's corporate headquarters in Houston, Texas.

Magnolia offers a workplace flexibility program designed to support its business operations while giving eligible employees flexibility to work where they can be most productive. Under the program, eligible employees in the Houston office can telecommute for up to two days a week, as approved by their leader. The Company provides employees with technology and tools to ensure they can work effectively from home, including monitors, headsets, and cameras.

In 2022, the Company launched an Education Assistance Program designed to provide eligible employees with financial assistance to support their pursuit of a business-related education or professional certification.

Valuing Diversity

Magnolia is committed to creating and maintaining a workplace in which all employees have an opportunity to participate and contribute to the success of the business and are valued for their expertise, experiences, and ideas. A key human capital priority is to hire the most qualified individuals while promoting the Company's workforce diversity. This commitment to diversity is critical to Magnolia's culture, reputation, and success.

As an Equal Employment Opportunity employer, Magnolia makes employment decisions based on business need, job requirements, and individual qualifications, without regard to race, religion, color, national origin, gender, pregnancy, sexual orientation, gender identity, age, status as an individual with a disability, or any other status protected by the laws or regulations in the locations where it operates. Magnolia is committed to a work environment in which all individuals are treated with respect and dignity and are free from all forms of harassment and discrimination.

As of December 31, 2022, 25% of Magnolia's total employee population were female and 30% identified as a minority group, as defined by the U.S. Equal Employment Opportunity Commission. At the Company's headquarters location in Houston, Texas, 39% of Magnolia's employees were female and 37% identified as a minority group. At Magnolia's Giddings and Gillett, Texas locations, combined, 6% of Magnolia's employees were female and 20% identified as a minority group.

Ensuring the Health and Safety of the Magnolia Team

At Magnolia, safety is a core value, and the Company is committed to taking proactive measures to minimize health and safety risks to employees on all Company worksites. Magnolia tracks key safety metrics, including employee recordables, lost time incidents, total recordable incident rate, and contractor recordables. In addition to these common lagging indicators, the Company also tracks leading indicators such as safety observations and near-miss reports. The Company uses internal and third-party applications to collect and monitor safety data and track its performance against its metrics through the HSER Safety Scorecard and other measures.

The Magnolia Good Catch Program recognizes employees who identify and submit potential safety or environmental issues before they arise. The Company reviews employee submissions each month and provide recognition and monetary awards for the

most impactful submission. The Company then recognizes the most significant of these monthly submissions through its yearly Great Catch Awards, where award winners receive recognition and a monetary award.

The Company recognizes that employee training is important to achieving its goals and maintaining safe operations. In 2022, its full-time field employees each received an average of 37 hours of safety training designed to enhance their skills. Team members at the Company's field locations are assigned computer-based training courses monthly covering a variety of safety and environmental subjects that are pertinent to their daily activities, including electrical safety, respiratory protection, heat stress prevention, and personal protective equipment. Training and skills development continue at Magnolia's monthly leader-led safety meetings, which are conducted in person at its two field locations or virtually. At these meetings, teams review pertinent safety incidents and corrective actions, discuss specific safety topics in depth, and receive updates on safety performance metrics.

Finally, the Company maintains comprehensive emergency response and crisis communication plans at both the field and corporate level. These plans are based on the standardized Incident Command System. Magnolia conducts periodic simulated emergency situations and corporate-level drills to test these plans and continue to improve its team's capabilities to respond effectively in the event of an incident at a work location.

Strengthening Local Communities

In support of Magnolia's commitment to strengthen the local communities where it operates, Magnolia makes a $1,000 donation annually on each employee's behalf to the charitable organization of their choice. In 2022, employees across the Company directed nearly $193,000 in donations to local and national non-profits. Contributions went to a variety of health and human services organizations, faith-based groups, educational institutions, and charities providing services to children and young adults, among other causes.

In addition to employee-directed contributions, Magnolia's Field Giving Program provides direct donations to non-profit organizations in local communities where Magnolia operates. In 2022, Magnolia's field teams donated more than $23,000 to 18 organizations. Organizations supported included local volunteer fire departments and school districts, food banks, and county constable's offices as well as scholarship funds associated with local rodeos, fairs, and other community events.

Item 1A. Risk Factors

The nature of Magnolia's business activities subjects the Company to certain hazards and risks. The following risks and uncertainties, together with other information set forth in this Annual Report on Form 10-K, should be carefully considered by current and future investors in the Company's securities. These risks and uncertainties are not the only ones Magnolia faces. Additional risks and uncertainties presently unknown to Magnolia, or currently deemed immaterial, also may impair the Company's business operations. The occurrence of one or more of these risks or uncertainties could materially and adversely affect the Company's business, its financial condition, and the results of Magnolia's operations, which in turn could negatively impact the value of the Company's securities.

Risks Related to the Ongoing COVID-19 Pandemic

COVID-19 and other pandemic outbreaks could negatively impact Magnolia's business and results of operations.

The Company may face additional risks related to the resurgence of COVID-19 or the emergence of any other pandemic. Any preventative or protective actions that the Company, its customers, or governmental authorities may take in response to COVID-19 or other pandemics may result in a period of disruption, including with respect to the Company's financial reporting capabilities and its operations generally, and could potentially impact the Company's customers, distribution partners, and third parties. For example, China's strict lockdown measures as a result of COVID-19 have put downward pressure on the demand for oil and gas, which may materially and adversely affect Magnolia's financial condition and results of operations. Any resulting impacts from the resurgence of the COVID-19 pandemic cannot be reasonably estimated, and may materially affect the business and the Company's financial condition and results of operations. The extent and duration of such impacts will depend on future developments, which are highly uncertain and cannot be predicted, including, among others, new information which may emerge concerning the severity of, and the actions to contain or curb the impact of the resurgence of COVID-19 variants thereof, or any other pandemic.

The marketability of Company production is dependent upon market demand, vehicles, transportation and storage facilities, and other facilities, most of which the Company does not control. If these vehicles or facilities are unavailable, or if the Company is unable to access such vehicles or facilities on commercially reasonable terms, operations could be interrupted, production could be curtailed or shut in, and revenues could be reduced.

The marketing of oil, natural gas, and NGL production depends in large part on the availability, proximity, and capacity of trucks, pipelines, and storage facilities, natural gas gathering systems, and other transportation, processing, and refining facilities, as well as the existence of adequate markets. If there is a resurgence of the COVID-19 outbreak, or if variants of COVID-19 continue to emerge, across the United States and other locations across the world and the related responsive measures due to the pandemic are renewed or newly imposed, and if such events reduce demand for oil and natural gas, available storage and transportation capacity for the Company's production may be limited or unavailable in the future. If there is insufficient capacity, if the capacity is unavailable to the Company, or if the capacity is unavailable on commercially reasonable terms, the prices Magnolia receives for its production could be significantly depressed.

As a result of future storage and/or market shortages, the Company could be forced to temporarily shut in some or all of its production or delay or discontinue drilling plans and commercial production following a discovery of hydrocarbons while the Company constructs or purchases its own facilities or system or is able to locate necessary storage and transportation. If the Company is forced to shut in production, it may incur greater costs to bring the associated production back online. Potential cost increases associated with bringing wells back online may be significant enough that such wells may become non-economic at low commodity price levels, which may lead to decreases in proved reserve estimates and potential impairments and associated charges to earnings. If the Company is able to bring wells back online, there is no assurance that such wells will be as productive following recommencement as they were prior to being shut in. Should sustained periods of lower oil and natural gas prices return, the Company may shut in wells or curtail production.

Risks Related to Magnolia's Overall Business Operations

Oil, natural gas, and NGL prices are volatile. A sustained period of low oil, natural gas, and NGL prices could adversely affect Magnolia's business, financial condition, results of operations, and ability to meet its expenditure obligations and financial commitments.

The prices Magnolia receives for its oil, natural gas, and NGL production will heavily influence its revenue, profitability, access to capital, future rate of growth, and the carrying value of its properties. Oil, natural gas, and NGLs are commodities, and their

prices may fluctuate widely in response to market uncertainty and to relatively minor changes in the supply of and demand for oil, natural gas, and NGLs. Historically, oil, natural gas, and NGL prices have been volatile. The prices Magnolia receives for its production and the levels of Magnolia's production depend on numerous factors beyond Magnolia's control, which include, without limitation, the following:

- the economic effects of the COVID-19 pandemic and actions taken by federal, state and local governments and other third parties in response to the pandemic;
- U.S. federal, state, local, and non-U.S. governmental regulation and taxes;
- worldwide and regional economic conditions impacting the global supply and demand for oil, natural gas, and NGLs;
- the price and quantity of foreign imports of oil, natural gas, and NGLs;
- political and economic conditions in or affecting other producing regions or countries, including the Middle East, Africa, South America, and Russia;
- actions of OPEC, its members, and other state-controlled oil companies relating to oil price and production controls;
- the level of global exploration, development, and production;
- the level of global inventories;
- prevailing prices on local price indexes in the areas in which Magnolia operates;
- the proximity, capacity, cost, and availability of gathering, transportation, and processing facilities;
- localized and global supply, demand fundamentals, and transportation availability;
- the cost of exploring for, developing, producing, and transporting reserves;
- weather conditions and natural disasters;
- inflation rates;
- technological advances affecting energy consumption;
- the price and availability of alternative fuels;
- expectations about future commodity prices; and
- other events that impact global market demand.

Lower commodity prices may reduce Magnolia's cash flow and borrowing ability. If Magnolia is unable to obtain needed capital or financing on satisfactory terms, its ability to acquire and develop future reserves could be adversely affected. Also, using lower prices in estimating proved reserves may result in a reduction in proved reserves volumes due to economic limits. In addition, sustained periods with lower oil and natural gas prices may adversely affect drilling economics and Magnolia's ability to raise capital, which may require it to re-evaluate and postpone or eliminate its development program, and result in the reduction of some proved undeveloped reserves and related standardized measure. If Magnolia is required to curtail its drilling program, Magnolia may be unable to hold leases that are scheduled to expire, which may further reduce reserves. As a result, a substantial or extended decline in commodity prices may materially and adversely affect Magnolia's future business, financial condition, results of operations, liquidity, and ability to finance planned capital expenditures.

Inflation may adversely affect Magnolia's business, results of operations, and financial condition.

Magnolia is in an industry that has experienced inflationary pressures on operating costs - namely fuel, steel (i.e., wellbore tubulars and facilities manufactured using steel), labor, and drilling and completion services. Such inflationary pressures have resulted from supply chain disruptions caused by the COVID-19 pandemic, increased demand, labor shortages and other factors, including the conflict between Russia and Ukraine which began in late February 2022. Supply chain disruptions have been further exacerbated by the recent resurgence of the COVID-19 pandemic in certain parts of China, which resulted in the temporary closure of manufacturing facilities in certain parts of China. While supply chain disruptions and inflation have not materially affected Magnolia's operating results to date, if Magnolia is unable to pass any increases in its costs of operations along to its customers, it could adversely affect its operating results. In addition, any projected future decreases in Magnolia's operating results due to inflation could adversely affect Magnolia's future business, financial condition, results of operations, liquidity, and ability to finance planned capital expenditures.

Part of Magnolia's business strategy involves using some of the latest available horizontal drilling and completion techniques, which involve risks and uncertainties in their application.

Magnolia's operations involve utilizing some of the latest drilling and completion ("D&C") techniques. The difficulties Magnolia faces drilling horizontal wells include landing its wellbore in the desired drilling zone, staying in the desired drilling zone while drilling horizontally through the formation, running its casing the entire length of the wellbore, and being able to run tools and other equipment consistently through the horizontal wellbore.

The difficulties that Magnolia faces while completing its wells include the ability to fracture stimulate the planned number of stages, the ability to run tools the entire length of the wellbore during completion operations, and the ability to successfully clean out the wellbore after completion of the final fracture stimulation stage.

Use of new technologies may not prove successful and could result in significant cost overruns or delays or reductions in production, and, in extreme cases, the abandonment of a well. In addition, certain of the new techniques may cause irregularities or interruptions in production due to offset wells being shut in and the time required to drill and complete multiple wells before any such wells begin producing. Furthermore, the results of drilling in new or emerging formations are more uncertain initially than drilling results in areas that are more developed and have a longer history of established production. Newer and emerging formations and areas have limited or no production history and, consequently, Magnolia may be more limited in assessing future drilling results in these areas. If its drilling results are less favorable than anticipated, the return on investment for a particular project may not be as attractive as anticipated, and Magnolia could incur material write-downs of unevaluated properties, and the value of undeveloped acreage could decline in the future.

For example, potential complications associated with the new D&C techniques that Magnolia utilizes may cause Magnolia to be unable to develop its assets in line with current expectations and projections. Further, Magnolia's recent well results may not be indicative of its future well results.

Drilling for and producing oil and natural gas are high risk activities with many uncertainties that could adversely affect Magnolia's business, financial condition, or results of operations.

Magnolia's future financial condition and results of operations will depend on the success of its development, production, and acquisition activities, which are subject to numerous risks beyond its control, including the risk that drilling will not result in commercially viable oil and natural gas production.

Magnolia's decisions to develop or purchase prospects or properties will depend, in part, on the evaluation of data obtained through geophysical and geological analysis, production data, and engineering studies, which are often inconclusive or subject to varying interpretations. For a discussion of the uncertainty involved in these processes, see *"Crude oil, natural gas, and NGL reserves are estimates, and actual recoveries may vary significantly."* In addition, the cost of drilling, completing, and operating wells is often uncertain.

Further, many factors may curtail, delay, or cancel scheduled drilling projects, including:

- delays imposed by, or resulting from, permitting activities, compliance with regulatory requirements, including limitations on wastewater disposal, emission of greenhouse gases ("GHGs"), and hydraulic fracturing;
- pressure or irregularities in geological formations;
- sustained periods of low oil and natural gas prices;
- shortages of or delays in obtaining equipment and qualified personnel;
- access to water for hydraulic fracturing activities and waste disposal or recycling services at a reasonable cost and in accordance with applicable environmental regulations;
- equipment failures, accidents, or other unexpected operational events;
- lack of available gathering facilities or delays in construction of gathering facilities;
- lack of available capacity on interconnecting transmission pipelines;
- adverse weather conditions;
- issues related to compliance with environmental regulations;
- environmental or safety hazards, such as oil and natural gas leaks, oil spills, pipeline and tank ruptures, and unauthorized discharges of brine, well stimulation and completion fluids, toxic gases, or other pollutants into the surface and subsurface environment;
- limited availability of financing on acceptable terms;
- title issues;
- other market limitations in Magnolia's industry;
- the economic effects of the COVID-19 pandemic and actions taken by federal, state and local governments and other third parties in response to the pandemic; and
- changes in the supply chain of the Company's vendors that may adversely impact the supply of key components.

Crude oil, natural gas, and NGL reserves are estimates, and actual recoveries may vary significantly.

The process of estimating oil and natural gas reserves is complex. It requires interpretations of available technical data and many assumptions, including assumptions relating to current and future economic conditions and commodity prices. Any significant inaccuracies in these interpretations or assumptions could materially affect the estimated quantities and present value of reserves. In order to prepare the reserve estimates, Magnolia must project production rates and timing of development expenditures. The Company must also analyze available geological, geophysical, production, and engineering data. The extent, quality, and reliability of this data can vary. The process also requires economic assumptions about matters such as oil and natural gas prices, drilling and operating expenses, capital expenditures, taxes, and availability of funds. Magnolia cannot assure you that its management team's assumptions

with respect to projected production and/or the timing of development expenditures will not materially change in subsequent periods. Magnolia's management team and board may determine to secure and deploy development capital at a faster or slower pace than currently assumed.

Actual future production, oil prices, natural gas prices, NGL prices, revenues, taxes, development expenditures, operating expenses, and quantities of recoverable oil and natural gas reserves may vary from Magnolia's estimates. For instance, initial production rates reported by Magnolia or other operators may not be indicative of future or long-term production rates, recovery efficiencies may be lower than expected, and production declines may be greater than anticipated and may be more rapid and irregular when compared to initial production rates. In addition, estimates of proved reserves may be adjusted to reflect additional production history, results of development activities, current commodity prices, and other existing factors. Any significant variance could materially affect the estimated quantities and present value of reserves. Moreover, there can be no assurance that reserves will ultimately be produced or that proved undeveloped reserves will be developed within the periods anticipated.

Actual future prices and costs may differ materially from those used in the present value estimate. If spot prices are below such calculated amounts, using more recent prices in estimating proved reserves may result in a reduction in proved reserve volumes due to economic limits.

The standardized measure of estimated reserves may not be an accurate estimate of the current fair value of estimated oil and natural gas reserves.

The standardized measure is a reporting convention that provides a common basis for comparing oil and gas companies subject to the rules and regulations of the SEC. The standardized measure requires historical 12-month pricing as required by the SEC as well as operating and development costs prevailing as of the date of computation. Consequently, it may not reflect the prices ordinarily received or that will be received for oil and natural gas production because of varying market conditions, and it also may not reflect the actual costs that will be required to produce or develop the oil and natural gas properties. In addition, the Magnolia LLC Unit Holders are generally not subject to U.S. federal, state, or local income taxes other than certain state franchise taxes. Magnolia is subject to U.S. federal, state, and local income taxes. As a result, estimates included in this Annual Report on Form 10-K of future net cash flow may be materially different from the future net cash flows that are ultimately received. Therefore, the standardized measure of estimated reserves included in this Annual Report on Form 10-K should not be construed as accurate estimates of the current fair value of such proved reserves.

Properties Magnolia has acquired or will acquire may not produce as projected, and Magnolia may be unable to determine reserve potential, identify liabilities associated with such properties, or obtain protection from sellers against such liabilities.

Acquiring oil and natural gas properties requires Magnolia to assess reservoir and infrastructure characteristics, including recoverable reserves, future oil and natural gas prices and their applicable differentials, development and operating costs, and potential liabilities, including environmental liabilities. In connection with these assessments, Magnolia performs a review of the subject properties that it believes to be generally consistent with industry practices. Such assessments are inexact and inherently uncertain. For these reasons, the properties Magnolia has acquired or will acquire may not produce as expected. In connection with the assessments, Magnolia performs a review of the subject properties, but such a review may not reveal all existing or potential problems. In the course of due diligence, Magnolia may not review every well, pipeline, or associated facility. Magnolia cannot necessarily observe structural and environmental problems, such as groundwater contamination, when a review is performed. Magnolia may be unable to obtain or successfully enforce contractual indemnities from the seller for liabilities created prior to Magnolia's purchase of the property. Magnolia may be required to assume the risk of the physical condition of the properties in addition to the risk that the properties may not perform in accordance with its expectations. Additionally, the success of future acquisitions will depend on Magnolia's ability to integrate effectively the then-acquired business into its then-existing operations. The process of integrating acquired assets may involve unforeseen difficulties and may require a disproportionate amount of managerial and financial resources. Magnolia's failure to achieve consolidation savings, to incorporate the additionally acquired assets into its then-existing operations successfully, or to minimize any unforeseen operational difficulties, or the failure to acquire future assets at all, could have a material adverse effect on its financial condition and results of operations.

Magnolia is not the operator on all of its acreage or drilling locations, and, therefore, is not able to control the timing of exploration or development efforts, associated costs, or the rate of production of any non-operated assets and could be liable for certain financial obligations of the operators or any of its contractors to the extent such operator or contractor is unable to satisfy such obligations.

Magnolia conducts many of its exploration and production operations through joint operating agreements with other parties under which the Company may not control decisions, either because the Company does not have a controlling interest or is not an operator under the subject agreement. There is risk that these parties may at any time have economic, business, or legal interests or

goals that are inconsistent with Magnolia's, and therefore decisions may be made that are not what the Company believes are in its best interest. Moreover, parties to these agreements may be unable or unwilling to meet their economic or other obligations, and Magnolia may be required to fulfill those obligations alone. In either case, the value of Magnolia's investment may be adversely affected.

Magnolia's producing properties are predominantly located in South Texas, making Magnolia vulnerable to risks associated with operating in a limited geographic area.

Substantially all of Magnolia's producing properties are geographically concentrated in the Karnes County portion of the Eagle Ford Shale in South Texas and the Giddings area of the Austin Chalk. As a result, Magnolia may be disproportionately exposed to various factors, including, among others: (i) the impact of regional supply and demand factors, (ii) delays or interruptions of production from wells in such areas caused by governmental regulation, (iii) processing or transportation capacity constraints, (iv) market limitations, (v) availability of equipment and personnel, (vi) water shortages or other drought related conditions, or (vii) interruption of the processing or transportation of oil, natural gas, or NGLs. The concentration of Magnolia's assets in a limited geographic area also increases its exposure to changes in local laws and regulations, certain lease stipulations designed to protect wildlife and unexpected events that may occur in the regions such as natural disasters, severe weather events, seismic events, industrial accidents, or labor difficulties.

The concentration of Magnolia's producing properties exposes Magnolia to disproportionate and adverse impacts from extreme regional weather events, which could affect the Company's suppliers or customers. For example, a significant hurricane or similar weather event could damage refining and other oil and natural gas-related facilities on the Gulf Coast of Texas and Louisiana, which (if significant enough) could limit the availability of gathering and transportation facilities across Texas and could then cause production in the Eagle Ford Shale and Giddings area (including potentially Magnolia's production) to be curtailed or shut in or (in the case of natural gas) flared. Any of the above-referenced events could have a material adverse effect on Magnolia. Likewise, a weather event like the severe winter storms in Texas in February 2021 could reduce the availability of electrical power, road accessibility, and transportation facilities, which could have an adverse impact on Magnolia's production volumes. Any one of these factors has the potential to cause producing wells to be shut-in, delay operations, decrease cash flows, increase operating and capital costs, and prevent development of lease inventory before expirations. Any of the risks described above could have a material adverse effect on Magnolia's business, financial condition, results of operations, and cash flow.

In addition, the effect of fluctuations on supply and demand may become more pronounced within specific geographic oil and natural gas producing areas such as Karnes County and Austin Chalk, which may cause these conditions to occur with greater frequency or magnify the effects of these conditions. Due to the concentrated nature of Magnolia's portfolio of properties, a number of its properties could experience any of the same conditions at the same time, resulting in a relatively greater impact on its results of operations than they might have on other companies that have a more diversified portfolio of properties. Such delays or interruptions could have a material adverse effect on Magnolia's financial condition and results of operations.

Magnolia may incur losses as a result of title defects in the properties in which it invests.

The existence of a material title deficiency can render a lease worthless and adversely affect Magnolia's results of operations and financial condition. While Magnolia typically obtains title opinions prior to commencing drilling operations on a lease or in a unit, the failure of title may not be discovered until after a well is drilled, in which case Magnolia may lose the lease and the right to produce all or a portion of the minerals under the property. Additionally, if an examination of the title history of a property reveals that an oil or natural gas lease or other developed right has been purchased in error from a person who is not the owner of the mineral interest desired, Magnolia's interest would substantially decline in value. In such cases, the amount paid for such oil or natural gas lease or leases would be lost.

The development of proved undeveloped reserves may take longer and may require higher levels of capital expenditures than anticipated. Therefore, proved undeveloped reserves may not be ultimately developed or produced.

As of December 31, 2022, Magnolia's assets contained 31.4 MMboe of proved undeveloped reserves consisting of 9.4 MMBbls of oil, 68.5 Bcf of natural gas, and 10.6 MMBbls of NGLs. Development of these proved undeveloped reserves may take longer and require higher levels of capital expenditures than anticipated. Magnolia's ability to fund these expenditures is subject to several risks. Magnolia may be unable to obtain required capital or financing on satisfactory terms, which could lead to a decline in its ability to access or grow production and reserves. Delays in the development of reserves, increases in costs to drill and develop such reserves, or decreases in commodity prices will reduce the value of the proved undeveloped reserves and future net revenues estimated for such reserves, and may result in some projects becoming uneconomic. In addition, delays in the development of reserves could cause Magnolia to have to reclassify proved undeveloped reserves as unproved reserves. Furthermore, there is no certainty that Magnolia will be able to convert proved undeveloped reserves to developed reserves, or that undeveloped reserves will be economically viable or technically feasible to produce.

Certain factors could require Magnolia to write-down the carrying values of its properties, including commodity prices decreasing to a level such that future undiscounted cash flows from its properties are less than their carrying value.

Accounting rules require that Magnolia periodically review the carrying value of its properties for possible impairment. Based on prevailing commodity prices, specific market factors, circumstances at the time of prospective impairment reviews, the continuing evaluation of development plans, production data, economics, and other factors, Magnolia may be required to write-down the carrying value of its properties. A write-down constitutes a non-cash impairment charge to earnings. Declines in commodity prices may adversely affect proved reserve values, which would likely result in a proved property impairment of Magnolia's properties, which could have a material adverse effect on results of operations for the periods in which such charges are taken. Magnolia could experience material write-downs as a result of lower commodity prices or other factors, including low production results or high lease operating expenses, capital expenditures, or transportation fees.

Unless Magnolia replaces its reserves with new reserves and develops those new reserves, its reserves and production will decline, which would adversely affect future cash flows and results of operations.

Producing oil and natural gas reservoirs generally are characterized by declining production rates that vary depending upon reservoir characteristics and other factors. Unless Magnolia conducts successful ongoing exploration and development activities or continually acquires properties containing proved reserves, proved reserves will decline as those reserves are produced. Magnolia's future reserves and production, and therefore future cash flow and results of operations, are highly dependent on Magnolia's success in efficiently developing current reserves and economically finding or acquiring additional recoverable reserves. Magnolia may not be able to develop, find, or acquire sufficient additional reserves to replace future production. If Magnolia is unable to replace such production, the value of its reserves will decrease, and its business, financial condition, and results of operations would be materially and adversely affected.

Properties that Magnolia decides to drill may not yield oil or natural gas in commercially viable quantities.

Properties that Magnolia decides to drill that do not yield oil or natural gas in commercially viable quantities will adversely affect its results of operations and financial condition. There is no way to predict in advance of drilling and testing whether any particular prospect will yield oil or natural gas in sufficient quantities to recover drilling or completion costs or to be economically viable. The use of seismic data and other technologies and the study of producing fields in the same area will not enable Magnolia to know conclusively prior to drilling whether oil or natural gas will be present or, if present, whether oil or natural gas will be present in commercial quantities. Magnolia cannot ensure that the analogies drawn from available data from other wells, more fully explored prospects, or producing fields will be applicable to its drilling prospects. Further, Magnolia's drilling operations may be curtailed, delayed, or canceled as a result of numerous factors, including unexpected drilling conditions, title issues, pressure or lost circulation in formations, equipment failures or accidents, adverse weather conditions, compliance with environmental and other governmental or contractual requirements, and increases in the cost of, and shortages or delays in the availability of, electricity, supplies, materials, drilling or workover rigs, equipment, and services.

Magnolia depends upon a small number of significant purchasers for the sale of most of its oil, natural gas, and NGL production. The loss of one or more of such purchasers could, among other factors, limit Magnolia's access to suitable markets for the oil, natural gas, and NGLs it produces.

Magnolia normally sells its production to a relatively small number of customers, as is customary in the oil and natural gas business. In 2022, there were four purchasers who accounted for an aggregate 61% of the total revenue attributable to Magnolia's assets. The loss of any significant purchaser could adversely affect Magnolia's revenues in the short-term. Magnolia expects to depend upon these or other significant purchasers for the sale of most of its oil and natural gas production. Magnolia cannot ensure that it will continue to have ready access to suitable markets for its future oil and natural gas production.

The unavailability or high cost of drilling rigs, equipment, supplies, personnel, and oilfield services could adversely affect Magnolia's ability to execute its development plans within its budget and on a timely basis.

The demand for drilling rigs, pipe, and other equipment and supplies, as well as for qualified and experienced field personnel to drill wells and conduct field operations, geologists, geophysicists, engineers, and other professionals in the oil and gas industry, can fluctuate significantly, often in correlation with oil, natural gas, and NGL prices, causing periodic shortages of supplies and needed personnel. Magnolia's operations are concentrated in areas in which oilfield activity levels have increased rapidly, and as a result, demand for such drilling rigs, equipment, and personnel, as well as access to transportation, processing, and refining facilities in these areas, have increased, as have the costs for those items. To the extent that commodity prices continue to increase in the future, the demand for and prices of these goods and services are likely to increase, and Magnolia could encounter delays in securing, or an inability to secure, the personnel, equipment, power, services, resources, and facilities access necessary for it to resume or increase

Magnolia's development activities, which could result in production volumes being below its forecasted volumes. In addition, any such negative effect on production volumes, or significant increases in costs, could have a material adverse effect on cash flow and profitability. Furthermore, if it is unable to secure a sufficient number of drilling rigs at reasonable costs, Magnolia may not be able to drill all of its acreage before its leases expire.

Competition in the oil and gas industry is intense, making it more difficult for Magnolia to acquire properties, market oil or natural gas, and secure trained personnel.

Magnolia's ability to acquire additional prospects to complement or expand the Company's current business and to find and develop reserves in the future will depend on its ability to evaluate and select suitable properties for acquisitions and to consummate transactions in a highly competitive environment for acquiring properties, marketing oil and natural gas, and securing trained personnel. However, there is no guarantee that Magnolia will be able to identify attractive acquisition opportunities. In the event it is able to identify attractive acquisition opportunities, Magnolia may not be able to complete the acquisition or do so on commercially acceptable terms. Competition for capital available for investment in the oil and gas industry, specifically for acquisitions, may also increase the cost of, or cause Magnolia to refrain from, completing acquisitions. Many other oil and gas companies possess and employ greater financial, technical, and personnel resources than Magnolia. Those companies may be able to pay more for productive properties and exploratory prospects and to evaluate, bid for, and purchase a greater number of properties and prospects than Magnolia's financial or personnel resources permit. Magnolia may not be able to compete successfully in the future in acquiring prospective reserves, developing reserves, marketing hydrocarbons, attracting and retaining quality personnel, and raising additional capital, which could have a material adverse effect on its business.

The loss of senior management or technical personnel could adversely affect operations.

Magnolia depends on the services of its senior management and technical personnel. Magnolia does not maintain, nor does Magnolia plan to obtain, any insurance against the loss of any of these individuals. The loss of the services of its senior management could have a material adverse effect on Magnolia's business, financial condition, and results of operations.

Magnolia may not be able to keep pace with technological developments in its industry.

The oil and gas industry is characterized by rapid and significant technological advancement and the introduction of new products and services using new technologies. As others use or develop new technologies, Magnolia may be placed at a competitive disadvantage or may be forced by competitive pressures to implement those new technologies at substantial cost. In addition, other oil and gas companies may have greater financial, technical, and personnel resources that allow them to enjoy technological advantages and that may in the future allow them to implement new technologies before Magnolia can. Magnolia may not be able to respond to these competitive pressures or implement new technologies on a timely basis or at an acceptable cost. If one or more of the technologies it expects to use were to become obsolete, Magnolia's business, financial condition, or results of operations could be materially and adversely affected.

Magnolia's business could be adversely affected by security threats, including cyber security threats, and related disruptions.

Magnolia relies heavily on its information systems, and the availability and integrity of these systems is essential to conducting Magnolia's business and operations. Cyber security risks, including phishing-attacks, unauthorized access, malicious software, data privacy breaches by employees or others with authorized access, ransomware, and other cyber security issues could compromise computer and telecommunications systems and result in disruptions to the Company's business operations or the access, disclosure, or loss of Company data and proprietary information. Additionally, as a producer of oil and natural gas, Magnolia faces various security threats that could render its information or systems unusable, and threats to the security of its facilities and infrastructure or the facilities and infrastructure of third parties, such as gathering and processing and other facilities, refineries and pipelines, or third party technology cloud providers. If any of these security breaches were to occur, they could lead to losses of, or damage to, sensitive information, facilities, infrastructure, and systems essential to its business and operations, as well as data corruption, communication interruptions, or other disruptions to its operations, which, in turn, could have a material adverse effect on its business, financial position, results of operations, and cash flows.

Magnolia's implementation of various procedures and controls to monitor and mitigate such security threats and to increase security for its information, systems, facilities, and infrastructure may result in increased costs. Moreover, there can be no assurance that such procedures and controls will be sufficient to prevent security breaches from occurring.

Potential future legislation may generally affect the taxation of oil and natural gas exploration and development companies and may adversely affect Magnolia's future cash flows and results of operations.

From time to time, federal legislation has been proposed that would, if enacted into law, make significant changes to tax laws, including to certain key U.S. federal and state income tax provisions currently available to oil and natural gas exploration and development companies. Such legislative changes have included, but have not been limited to, (i) the repeal of the percentage depletion allowance for oil and natural gas properties, (ii) the elimination of current deductions for intangible drilling and development costs, and (iii) an extension of the amortization period for certain geological and geophysical expenditures. Although these provisions were largely unchanged in recent federal tax legislation such as the Inflation Reduction Act of 2022 (the "IRA"), Congress could consider, and could include, some or all of these proposals as part of future tax reform legislation. Moreover, other more general features of any additional tax reform legislation, including changes to cost recovery rules, may be developed that also would change the taxation of oil and gas companies. It is unclear whether these or similar changes will be enacted in future legislation and, if enacted, how soon any such changes could take effect. The passage of any legislation as a result of these proposals and other similar changes in U.S. federal income tax laws could adversely affect Magnolia's future cash flows and results of operations.

Unanticipated changes in effective tax rates or adverse outcomes resulting from examination of Magnolia's income or other tax returns could adversely affect its financial condition and results of operations.

Magnolia is subject to taxes by U.S. federal, state, and local tax authorities. Magnolia's future effective tax rates could be subject to volatility or adversely affected by a number of factors, including changes in the valuation of Magnolia's deferred tax assets and liabilities, expected timing and amount of the release of any tax valuation allowances, tax effects of stock based compensation, or changes in tax laws, regulations, or interpretations thereof.

In addition, Magnolia may be subject to audits of its income, sales, and other transaction taxes by U.S. federal, state, and local taxing authorities. Outcomes from these audits could have an adverse effect on the Company's financial condition and results of operations.

Risks Related to Environmental and Political Conditions

Magnolia's operations are subject to environmental and occupational health and safety laws and regulations that may expose the Company to significant costs and liabilities.

Magnolia's operations are subject to stringent and complex federal, state, and local laws and regulations governing the discharge of materials into the environment, health and safety aspects of the Company's operations or otherwise relating to environmental protection. These laws and regulations may impose numerous obligations applicable to Magnolia's operations, including the acquisition of a permit or other approval before conducting regulated activities; the restriction of types, quantities, and concentration of materials that can be released into the environment; the limitation or prohibition of drilling activities on certain lands lying within wilderness, wetlands, and other protected areas; the application of specific health and safety criteria addressing worker protection; and the imposition of substantial liabilities for pollution resulting from the Company's operations. Failure to comply with these laws and regulations may result in the assessment of sanctions, including administrative, civil or criminal penalties.

Certain environmental laws impose strict joint and several liability for costs required to remediate and restore sites where hazardous substances, hydrocarbons or solid wastes have been stored or released. Magnolia may be required to remediate contaminated properties currently or formerly operated by the Company or facilities of third parties that received waste generated by the Company.

Magnolia may incur substantial losses and be subject to substantial liability claims as a result of operations. Additionally, Magnolia may not be insured for, or insurance may be inadequate to protect Magnolia against, these risks.

Magnolia is not insured against all risks. Losses and liabilities arising from uninsured and underinsured events could materially and adversely affect its business, financial condition, or results of operations.

Magnolia's development activities are subject to all of the operating risks associated with drilling for and producing oil and natural gas, including the possibility of environmental hazards, such as uncontrollable releases of oil, natural gas, brine, well fluids, toxic gas, or other pollution into the environment, including groundwater, air, and shoreline contamination, or the presence of endangered or threatened species; abnormally pressured formations; mechanical difficulties, such as stuck oilfield drilling and service tools and casing collapse; fires, explosions, and ruptures of pipelines; personal injuries and death; natural disasters; and terrorist attacks targeting oil and natural gas related facilities and infrastructure.

Events that could adversely affect Magnolia's ability to conduct operations or result in substantial loss as a result of claims

include injury or loss of life, damage to and destruction of property, natural resources, and equipment, pollution and other environmental damage, regulatory investigations and penalties, and repair and remediation costs.

Magnolia may elect not to obtain insurance for any or all of these risks if it believes that the cost of available insurance is excessive relative to the risks presented. In addition, pollution and environmental risks generally are not fully insurable. The occurrence of an event that is not fully covered by insurance could have a material adverse effect on business, financial condition, and results of operations.

Certain of Magnolia's properties are subject to land use restrictions, which could limit the manner in which Magnolia conducts business.

Certain of Magnolia's properties are subject to land use restrictions, including city ordinances, which could limit the manner in which Magnolia conducts business. Such restrictions could affect, among other things, access to and the permissible uses of facilities as well as the manner in which Magnolia produces oil and natural gas and may restrict or prohibit drilling in general. The costs incurred to comply with such restrictions may be significant in nature, and Magnolia may experience delays or curtailment in the pursuit of development activities and perhaps even be precluded from the drilling of wells.

Magnolia's operations are subject to a series of risks arising from the threat of climate change.

The threat of climate change continues to attract considerable attention globally. In the United States, no comprehensive climate change legislation regulating the emission of greenhouse gases or directly imposing a price on carbon has been implemented at the federal level. However, President Biden has highlighted addressing climate change as a priority of his administration, and federal regulators, state and local governments, and private parties have taken (or announced that they plan to take) actions that have or may have a significant influence on the Company's operations. For example, on November 15, 2021, the EPA published a proposed rule that would strengthen the existing emissions reduction requirements in Subpart OOOOa and create a Subpart OOOOb to expand reduction requirements for new, modified and reconstructed oil and natural gas sources, and would impose methane emissions limitations on existing oil and natural gas sources nationwide for the first time. In addition, the proposed rule would establish "Emissions Guidelines," creating a Subpart OOOOc that would require states to develop plans to reduce methane emissions from existing sources that must be at least as effective as presumptive standards set by the EPA. Under the proposed rule, states would have three years to develop their compliance plan for existing sources and the regulations for new sources would take effect immediately upon issuance of a final rule. On November 11, 2022, the EPA issued a proposed rule supplementing the November 2021 proposed rule. Among other things, the November 2022 supplemental proposed rule removes an emissions monitoring exemption for small wellhead-only sites and creates a new third-party monitoring program to flag large emissions events, referred to in the proposed rule as "super emitters". The EPA is expected to issue a final rule by August 2023. Additionally, in August 2022, President Biden signed into law the Inflation Reduction Act of 2022. Among other things, the Inflation Reduction Act includes a methane emissions reduction program that amends the Clean Air Act to include a Methane Emissions and Waste Reduction Incentive Program for petroleum and natural gas systems. This program requires the EPA to impose a "waste emissions charge" on certain oil and gas sources that are already required to report under EPA's Greenhouse Gas Reporting Program. As a result of these regulatory changes, the scope of any final methane regulations or the costs for complying with federal methane regulations are uncertain.

Separately, a number of states have developed programs that are aimed at reducing GHG emissions by means of cap and trade programs, carbon taxes, or encouraging the use of renewable energy or alternative low-carbon fuels. Cap and trade programs typically require major sources of GHG emissions to acquire and surrender emission allowances in return for emitting those GHGs. In addition, efforts have been made and continue to be made in the international community toward the adoption of international treaties or protocols that would address global climate change issues. For example, President Biden has recommitted the United States to the Paris Agreement and, in April 2021, announced a goal of reducing the United States' emissions by at least 50% below 2005 levels by 2030. In addition, at the 26th conference of parties ("COP26") in September 2021, the United States and the European Union jointly announced the Global Methane Pledge, a pact that aims to reduce global methane emissions at least 30% below 2020 levels by 2030, including "all feasible reductions" in the energy sector. COP26 concluded with the finalization of the Glasgow Climate Pact, which stated long-term global goals (including those in the Paris Agreement) to limit the increase in the global average temperature and emphasized reductions in GHG emissions. Most recently, at the 27th conference of parties, President Biden announced the EPA's supplemental proposed rule to reduce methane emissions from existing oil and gas sources (discussed above), and agreed, in conjunction with the European Union and a number of other partner countries, to develop standards for monitoring and reporting methane emissions to help create a market for low methane-intensity natural gas. To the extent that governmental entities in the United States or other countries implement or impose climate change regulations on the oil and gas industry, it could have a material adverse effect on the Company's business, including by restricting Magnolia's ability to execute on its business strategy, requiring additional capital, compliance, operating and maintenance costs, increasing the cost of Magnolia's products and services, reducing demand for its products and services, reducing its access to financial markets, or creating greater potential for governmental investigations or litigation.

Furthermore, climate change-related developments may result in negative perceptions of the traditional oil and gas industry and, in turn, reputational risks associated with exploration and production activities. Negative public perception regarding the

Company and/or its industry resulting from, among other things, concerns raised by advocacy groups about climate change, emissions, hydraulic fracturing, seismicity, or oil spills may lead to increased litigation risk and regulatory, legislative and judicial scrutiny, which may, in turn, lead to new state and federal safety and environmental laws, regulations, guidelines and enforcement interpretations. These actions may cause operational delays or restrictions, increased operating costs, additional regulatory burdens and increased risk of litigation. Moreover, governmental authorities exercise considerable discretion in the timing and scope of permit issuance and the public may engage in the permitting process, including through intervention in the courts. Negative public perception could cause the permits Magnolia needs to conduct the Company's operations to be withheld, delayed, or burdened by requirements that restrict the Company's ability to profitably conduct the Company's business. In addition, various officials and candidates at the federal, state, and local levels, have made climate-related pledges or proposed banning hydraulic fracturing altogether. More broadly, the enactment of climate change-related policies and initiatives across the market at the corporate level and/or investor community level may in the future result in increases in the Company's compliance costs and other operating costs and have other adverse effects (e.g., greater potential for governmental investigations or litigation).

Increasing attention from governmental and regulatory bodies, investors, consumers, industry, and other stakeholders on combating climate change, together with changes in consumer and industrial/commercial behavior, societal expectations on companies to address climate change, investor and societal expectations regarding voluntary climate-related disclosures, preferences and attitudes with respect to the generation and consumption of energy, the use of hydrocarbons, and the use of products manufactured with, or powered by, hydrocarbons, may result in the enactment of climate change-related regulations, policies and initiatives (at the government, regulator, corporate and/or investor community levels), including alternative energy requirements, new fuel consumption standards, energy conservation and emissions reductions measures and responsible energy development; technological advances with respect to the generation, transmission, storage and consumption of energy (including advances in wind, solar and hydrogen power, as well as battery technology); increased availability of, and increased demand from consumers and industry for, energy sources other than oil and natural gas (including wind, solar, nuclear, and geothermal sources as well as electric vehicles); and development of, and increased demand from consumers and industry for, lower-emission products and services (including electric vehicles and renewable residential and commercial power supplies), as well as more efficient products and services. These developments may in the future adversely affect the demand for products manufactured with, or powered by, petroleum products, as well as the demand for, and in turn the prices of, the products that Magnolia sells. Such developments may also adversely impact, among other things, the Company's stock price and access to capital markets, and the availability of necessary third-party services and facilities, which may increase the Company's operational costs and adversely affect the Company's ability to successfully carry out the Company's business strategy. Climate change-related developments may also impact the market prices of or the Company's access to raw materials such as energy and water and therefore result in increased costs to the Company's business. Concern over climate change has also resulted in political risks in the United States, including climate-related pledges by certain candidates now in public office. Litigation risks are also increasing, as a number of cities and other local governments have sought to bring suit against the largest oil and gas companies in state or federal court, alleging, among other things, that such companies created public nuisances by producing fuels that contributed to climate change or alleging that the companies have been aware of the adverse effects of climate change for some time but failed to adequately disclose such impacts to their investors or customers. Private individuals or public entities may seek to enforce environmental laws and regulations against us and could allege personal injury, property damages or other liabilities. While the Company's business is not a party to any such litigation, Magnolia could be named in actions making similar allegations. An unfavorable ruling in any such case could significantly impact the Company's operations and could have an adverse impact on the Company's financial condition.

Negative perceptions regarding the Company's industry and reputational risks, including perceptions regarding the sufficiency of the Company's ESG program (which may include policies, practices, and extralegal objectives related to climate change, environmental stewardship, social responsibility, and corporate governance), may also in the future adversely affect the Company's ability to successfully carry out the Company's business strategy by adversely affecting Magnolia's access to capital. There have been efforts in recent years, for example, to influence the investment community, including investment advisors, insurance companies, and certain sovereign wealth, pension and endowment funds and other groups, by promoting divestment of fossil fuel equities and pressuring lenders to limit funding and insurance underwriters to limit coverages to companies engaged in the extraction of fossil fuel reserves. Certain financial institutions and members of the investment community have shifted and others may elect in the future to shift some or all of their investment into non-fossil fuel related sectors. There is also a risk that financial institutions may be required to adopt policies that have the effect of reducing the funding provided to the fossil fuel sector. Certain investment banks and asset managers based both domestically and internationally have announced that they are adopting climate change guidelines for their banking and investing activities. Institutional lenders who provide financing to energy companies such as the Company's have also become more attentive to sustainable lending practices, and some may elect not to provide traditional energy producers or companies that support such producers with funding. Ultimately, this could make it more difficult to secure funding for exploration and production activities or adversely impact the cost of capital for both the Company and its customers, and could thereby adversely affect the demand and price of the Company's securities. Recent equity returns in the sector versus other industry sectors have led to lower oil and natural gas representation in certain key equity market indices. Limitation of investments in and financings for energy companies could also result in the restriction, delay, or cancellation of infrastructure projects and energy production activities. Additionally, shareholder activism has been recently increasing in the oil and gas industry, and shareholders may attempt to effect changes to Magnolia's business or governance, whether by shareholder proposals, public campaigns, proxy solicitations, or otherwise. Such actions could adversely impact the Company's business by distracting management and other personnel from their primary

responsibilities, require the Company to incur increased costs, and/or result in reputational harm. Activist shareholders have introduced proposals that may seek to force companies to adopt aggressive emission reduction targets or to shift away from more carbon-intensive industries. As noted above, activists may also pursue other means of curtailing oil and natural gas operations, such as through litigation. Such developments, including environmental activism and initiatives aimed at limiting climate change and reducing air pollution, could result in downward pressure on the stock prices of oil and gas companies, including Magnolia's. This may also potentially result in a reduction of available capital funding for potential development projects, impacting the Company's future financial results.

Many scientists have concluded that increasing concentrations of GHG in the earth's atmosphere may produce significant physical effects of adverse weather conditions that pose risks to Magnolia's business, such as increased frequency and severity of storms, droughts, and floods, among other climatic phenomena. These physical effects could adversely affect or delay demand for the Company's products or cause us to incur significant costs in preparing for, or responding to, the effects of climatic events themselves. Energy needs could increase or decrease as a result of extreme weather conditions depending on the duration and magnitude of any such climate changes and adversely impact Magnolia's operating costs or revenues. To the extent the frequency of extreme weather events increases, this could impact operations in various ways, including damage to the Company's facilities, increased insurance premiums or increases to the cost of providing service. Any of these effects could have an adverse effect on the Company's assets and operations. See *"Magnolia's producing properties are predominantly located in South Texas, making Magnolia vulnerable to risks associated with operating in a limited geographic area."*

New climate disclosure rules proposed by the SEC may increase Magnolia's costs of compliance and adversely impact its business.

On March 21, 2022, the U.S. Securities and Exchange Commission proposed new rules relating to the disclosure of a range of climate-related risks. Magnolia is currently assessing the proposed rule, but at this time cannot predict the costs of implementation or any potential adverse impacts resulting from the rule. According to the SEC's Fall 2022 regulatory agenda, the proposed climate disclosure rule is scheduled to be finalized in April 2023. To the extent this rule is finalized as proposed, Magnolia could incur increased costs relating to the assessment and disclosure of climate-related risks, including increased legal, accounting and financial compliance costs, as well as making some activities more difficult, time-consuming and costly, and placing strain on Magnolia's personnel, systems and resources. Magnolia may also face increased litigation risks related to disclosures made pursuant to the rule if finalized as proposed. In addition, enhanced climate disclosure requirements could accelerate the trend of certain stakeholders and lenders restricting or seeking more stringent conditions with respect to their investments in certain carbon-intensive sectors. The SEC proposes certain phase-in compliance dates for disclosures under the proposed rules, including for GHG emissions metrics.

Federal, state, and local legislative and regulatory initiatives relating to hydraulic fracturing as well as governmental reviews of such activities could result in increased costs, additional operating restrictions or delays in the completion of oil and natural gas wells, and adversely affect Magnolia's production.

The hydraulic fracturing process involves the injection of water, proppants, and chemicals under pressure into targeted subsurface formations to fracture the surrounding rock and stimulate production. It is typically done at substantial depths in formations with low permeability. Magnolia routinely uses fracturing techniques in the U.S. to expand the available space for oil and natural gas to migrate toward the wellbore. Hydraulic fracturing is typically regulated by state oil and natural gas commissions, but certain federal agencies have asserted regulatory authority over certain aspects of the process, including air emissions, fracturing fluid constituents, and wastewater disposal, among others.

From time to time the U.S. Congress has considered proposals to regulate hydraulic fracturing under the U.S. Safe Drinking Water Act. While, to date, those proposals have not been enacted, such proposals may be considered again in the future. Several states have already enacted or are otherwise considering legislation to regulate hydraulic fracturing practices through more stringent permitting, fluid disclosure, and well construction requirements on hydraulic-fracturing operations or otherwise seek to ban fracturing activities altogether. Hydraulic fracturing of wells and subsurface water disposal via injection wells are also under public and governmental scrutiny due to potential environmental and physical impacts, including possible contamination of groundwater and drinking water and possible links to seismic events. In addition, some municipalities have significantly limited or prohibited drilling activities and/or hydraulic fracturing or are considering doing so. The adoption of any new federal, state, or local laws or the implementation of regulations regarding hydraulic fracturing in areas in which the Company operates could result in operational delays, increased compliance costs, or a decrease in Magnolia's production, which could have an adverse effect on the Company's business, financial condition, and results of operations.

Risks Related to Financing and Liquidity

Magnolia may not be able to generate sufficient cash to service all of its indebtedness and may be forced to take other actions to satisfy debt obligations, which may not be successful.

Magnolia's ability to make scheduled payments on or to refinance its indebtedness obligations depends on Magnolia's financial condition and operating performance, which are subject to financial, business, and other factors, many of which are beyond Magnolia's control. Magnolia may not be able to maintain a level of cash flow from operating activities sufficient to permit Magnolia to service or repay its indebtedness. Failure to make required payments on its indebtedness will result in an event of default under the agreement governing the applicable indebtedness, entitling the requisite lenders of such indebtedness to accelerate the payment of obligations thereunder and to exercise other remedies, including in respect of collateral (if any) securing such indebtedness. As of December 31, 2022, the Company had $400.0 million of principal debt related to the 2026 Senior Notes outstanding and no outstanding borrowings related to the RBL Facility and $450.0 million of borrowing capacity of the RBL Facility.

If Magnolia is unable to fund its debt service obligations, Magnolia may be forced to reduce or delay investments and capital expenditures, sell assets, seek additional capital, or restructure or refinance existing indebtedness, all of which will depend on the condition of the capital markets and Magnolia's financial condition at such time. Any refinancing of indebtedness may be at higher interest rates and may require Magnolia to comply with more onerous covenants, which could further restrict business operations. The terms of Magnolia's existing or future debt instruments may restrict it from adopting some of these alternatives. In addition, any failure to make payments of interest and principal on outstanding indebtedness on a timely basis would likely harm Magnolia's ability to incur additional indebtedness. In the absence of sufficient cash flows and capital resources, Magnolia could face substantial liquidity problems and might be required to dispose of material assets or operations to meet debt service and other obligations. The RBL Facility and the indenture governing the 2026 Senior Notes limit Magnolia's ability to dispose of assets and use the proceeds from such dispositions. Magnolia may not be able to consummate those dispositions, and the proceeds of any such disposition may not be adequate to meet any debt service obligations then due. These alternative measures may not be successful and may not permit Magnolia to meet scheduled debt service obligations.

Restrictions in Magnolia's existing and future debt agreements could limit Magnolia's growth and ability to engage in certain activities.

Magnolia's ability to meet its expenses and debt obligations and comply with the covenants and restrictions contained therein will depend on its future performance, which will be affected by financial, business, economic, industry, regulatory, and other factors, many of which are beyond Magnolia's control. If market or other economic conditions deteriorate, Magnolia's ability to comply with these covenants may be impaired. For example, Magnolia's RBL Facility requires Magnolia to maintain quarterly compliance with a leverage and current ratio and the satisfaction of certain conditions, including the absence of defaults and events of default thereunder, to borrow money. The RBL Facility also limits Magnolia Operating's ability to draw additional amounts under the RBL Facility if Magnolia Operating has a consolidated cash balance in excess of $45.0 million. Magnolia's debt agreements may restrict the payment of dividends and distributions by certain of its subsidiaries to it, which could affect its access to cash. In addition, Magnolia's ability to comply with the financial and other restrictive covenants in the agreements governing its indebtedness will be affected by the levels of cash flow from operations, future events, and other circumstances beyond Magnolia's control. Breach of these covenants or restrictions will result in a default under Magnolia's debt agreements, which if not cured or waived within the applicable grace period (if any), would permit the acceleration of all indebtedness outstanding thereunder by the requisite holders of such indebtedness. Upon acceleration, the indebtedness would become immediately due and payable, together with accrued and unpaid interest, and any commitments of a lender to make further loans to Magnolia may terminate. Even if new financing were then available, it may not be on terms that are acceptable to Magnolia. In addition to accelerating the indebtedness, the requisite group of affected lenders may exercise remedies upon the incurrence of an event of default, including through foreclosure, in respect of the collateral securing any such secured financing arrangements. Moreover, any subsequent replacement of Magnolia's financing arrangements may require it to comply with more restrictive covenants, which could further restrict business operations.

Any significant reduction in Magnolia's borrowing base under the RBL Facility as a result of the periodic borrowing base redeterminations or otherwise may negatively impact Magnolia's ability to fund its operations.

The RBL Facility limits the amounts Magnolia can borrow up to a borrowing base amount, which the lenders determine, in good faith, in accordance with their respective usual and customary oil and natural gas lending criteria, based upon the loan value of the proved oil and natural gas reserves located within the geographic boundaries of the United States included in the most recent reserve report provided to the lenders. As of December 31, 2022, the Company had $450.0 million of borrowing base capacity and no borrowings.

The RBL Facility requires periodic borrowing base redeterminations based on reserve reports. Additionally, the borrowing base is subject to unscheduled reductions due to certain issuances of new junior lien indebtedness, unsecured indebtedness or

subordinated indebtedness, certain sales or acquisitions of borrowing base properties, or early monetizations or terminations of certain hedge or swap positions. An unscheduled redetermination may also be requested by either the requisite lenders or by Magnolia once between scheduled redeterminations. A reduced borrowing base could render Magnolia unable to access adequate funding under the RBL Facility. Additionally, if the aggregate amount outstanding under the RBL Facility exceeds the borrowing base at any time, Magnolia would be required to repay any indebtedness in excess of the borrowing base or to provide mortgages on additional borrowing base properties to eliminate such excess. As a result of a mandatory prepayment and/or reduced access to funds under the RBL Facility, Magnolia may be unable to implement its drilling and development plan, make acquisitions, or otherwise carry out business plans, which would have a material adverse effect on its financial condition and results of operations.

Magnolia's development projects and acquisitions require substantial capital expenditures. Magnolia may be unable to obtain required capital or financing on satisfactory terms, which could lead to a decline in its ability to access or grow production and reserves.

The oil and gas industry is capital-intensive. Magnolia makes, and expects to continue to make, substantial capital expenditures related to development and acquisition projects. Magnolia has funded, and expects to continue to fund, its capital budget with cash generated by operations and potentially through borrowings under the RBL Facility. However, Magnolia's financing needs may require it to alter or increase its capitalization substantially through the issuance of debt or equity securities or the sale of assets. The issuance of additional indebtedness would require that an additional portion of cash flow from operations be used for the payment of interest and principal on its indebtedness, thereby further reducing Magnolia's ability to use cash flow from operations to fund working capital, capital expenditures, and acquisitions. The issuance of additional equity securities would be dilutive to existing stockholders. The actual amount and timing of future capital expenditures may differ materially from estimates as a result of, among other things: commodity prices; actual drilling results; the availability of drilling rigs and other services and equipment; and legislative, regulatory, technological, competitive, and other economic or industry developments. A reduction in commodity prices from current levels may result in a decrease in actual capital expenditures, which would negatively impact Magnolia's ability to grow production.

Magnolia's cash flow from operations and access to capital is subject to a number of variables, including:

- the prices at which Magnolia's production is sold;
- proved reserves;
- the amount of hydrocarbons Magnolia is able to produce from its wells;
- Magnolia's ability to acquire, locate, and produce new reserves;
- the amount of Magnolia's operating expenses;
- Magnolia's ability to borrow under the RBL Facility;
- restrictions in the instruments governing Magnolia's debt, and Magnolia's ability to incur additional indebtedness; and
- Magnolia's ability to access the capital markets.

If Magnolia's revenues or the borrowing base under the RBL Facility decrease as a result of lower oil, natural gas, and NGL prices, operational difficulties, declines in reserves or for any other reason, Magnolia may have limited ability to obtain the capital necessary to sustain operations at current levels. If additional capital is needed, Magnolia may not be able to obtain debt or equity financing on terms acceptable to it, if at all. If cash flow generated by Magnolia's operations or available borrowings under the RBL Facility are insufficient to meet Magnolia's capital requirements, the failure to obtain additional financing could result in a curtailment of the development of Magnolia's properties, which in turn could lead to a decline in reserves and production and could materially and adversely affect Magnolia's business, financial condition, and results of operations. If Magnolia incurs additional indebtedness, the operational risks that Magnolia faces could intensify, and Magnolia may be unable to service its existing debt service obligations.

Risks Related to Magnolia's Class A Common Stock and Capital Structure

Magnolia is a holding company. Magnolia's principal asset is its controlling equity interest in Magnolia LLC, and Magnolia is accordingly dependent upon distributions from Magnolia LLC to pay taxes and cover its corporate and other overhead expenses.

Magnolia is a holding company and its principal asset is its controlling equity interest in Magnolia LLC. Magnolia has no independent means of generating revenue. To the extent Magnolia LLC has available cash, Magnolia intends to cause Magnolia LLC to make (i) generally pro rata distributions to its unitholders, including Magnolia, in an amount at least sufficient to allow Magnolia to pay its taxes and (ii) non-pro rata payments to Magnolia to reimburse it for its corporate and other overhead expenses. As of December 31, 2022, the Company had $450.0 million of borrowing base capacity and no borrowings during the year or outstanding at the end of the period, and therefore there were no restrictions under the RBL Facility on the ability of Magnolia LLC and its subsidiaries to transfer funds to Magnolia. To the extent that Magnolia needs funds and Magnolia LLC or its subsidiaries are restricted

from making such distributions or payments under applicable law or regulation or under the terms of any financing arrangements, or are otherwise unable to provide such funds, Magnolia's liquidity and financial condition could be materially adversely affected.

Magnolia's second amended and restated certificate of incorporation and bylaws, as well as Delaware law, contain provisions that could discourage acquisition bids or merger proposals, which may adversely affect the market price of Magnolia's Class A Common Stock.

Magnolia's second amended and restated certificate of incorporation authorizes its board of directors to issue preferred stock without stockholder approval. If Magnolia's board of directors elects to issue preferred stock, it could be more difficult for a third-party to acquire Magnolia. In addition, some provisions of Magnolia's second amended and restated certificate of incorporation and its bylaws could make it more difficult for a third-party to acquire control of Magnolia, even if the change of control would be beneficial to its stockholders, including limitations on the removal of directors, limitations on the ability of Magnolia's stockholders to call special meetings, providing that the board of directors is expressly authorized to adopt, or to alter or repeal, Magnolia's bylaws, and establishing advance notice and certain information requirements for nominations for election to its board of directors and for proposing matters that can be acted upon by stockholders at stockholder meetings.

In addition, certain change of control events may have the effect of accelerating any payments due under Magnolia's RBL Facility, and could, in certain defined circumstances, require Magnolia to make an offer to repurchase its outstanding notes and/or result in the acceleration of payments required by the indenture governing its outstanding notes, which could be substantial and accordingly serve as a disincentive to a potential acquirer of the Company.

Future sales of Magnolia's Class A Common Stock in the public market, or the perception that such sales may occur, could reduce Magnolia's stock price, and any additional capital raised by Magnolia through the sale of equity or convertible securities may dilute your ownership in the Company.

Magnolia may sell additional shares of Class A Common Stock or securities convertible into shares of its Class A Common Stock in subsequent offerings. Magnolia cannot predict the size of future issuances of its Class A Common Stock or securities convertible into Class A Common Stock or the effect, if any, that such future issuances will have on the market price of its Class A Common Stock. Sales of substantial amounts of Magnolia's Class A Common Stock (including shares issued in connection with an acquisition or in connection with Magnolia's existing or future equity compensation plans), or the perception that such sales could occur, may adversely affect prevailing market prices of its Class A Common Stock.

Item 1B. Unresolved Staff Comments

None.

Item 3. Legal Proceedings

See *Part II, Item 8, Note 10—Commitments and Contingencies* to the consolidated financial statements, which is incorporated herein by reference.

From time to time, the Company is party to certain legal actions and claims arising in the ordinary course of business. While the outcome of these events cannot be predicted with certainty, management does not currently expect these matters to have a materially adverse effect on the financial position or results of operations of the Company.

Item 4. Mine Safety Disclosures

Not applicable.

Information About Magnolia's Executive Officers and Directors

The following table sets forth, as of February 16, 2023, the names, ages, and positions held by Magnolia's executive officers and directors:

Name	Age	Position
Christopher G. Stavros	59	President, Chief Executive Officer and Director
Brian M. Corales	43	Senior Vice President and Chief Financial Officer
Timothy D. Yang	51	Executive Vice President, General Counsel, Corporate Secretary and Land
Steve F. Millican	47	Senior Vice President, Operations
Dan F. Smith	76	Chairman
Arcilia C. Acosta	57	Director
Angela M. Busch	56	Director
Edward P. Djerejian	83	Director
James R. Larson	73	Director
John B. Walker	77	Director

Christopher G. Stavros is Magnolia's President and Chief Executive Officer, and serves as a member of the Company's board of directors. Before taking this position he served as Magnolia's Executive Vice President and Chief Financial Officer since the closing of the Business Combination. Prior to joining the Company, Mr. Stavros was the Chief Financial Officer of Occidental Petroleum Corporation ("Occidental"), whose principal businesses consist of oil and gas, chemical and midstream, and marketing segments. Mr. Stavros served in this position from 2014 to 2017, having previously served in various investor relations and treasury roles at Occidental since 2005.

Brian M. Corales serves as Magnolia's Senior Vice President and Chief Financial Officer. Prior this appointment, Mr. Corales served as the Company's Vice President, Investor Relations since November 2018. Prior to joining the Company in November 2018, Mr. Corales was a senior analyst at Johnson Rice & Co. and previously spent 15 years in positions at other investment banks, including as a director at Scotia Howard Weil from October 2009 to February 2018, where he covered E&P companies with a range of market caps located in various basins throughout the United States.

Timothy D. Yang serves Magnolia as Executive Vice President, General Counsel, Corporate Secretary and Land. Mr. Yang joined Magnolia in September 2018. Prior to joining Magnolia, Mr. Yang served as General Counsel and Corporate Secretary of Newfield Exploration Company, an independent exploration and production company, from July 2015 through September 2018, and as General Counsel, Chief Compliance Officer, and Secretary of Sabine Oil & Gas Corporation from February 2013 to July 2015.

Steve F. Millican serves as Senior Vice President, Operations for Magnolia, a position he has held since November 2018. Prior to joining the Company, Mr. Millican was Senior Vice President and General Manager of the South Texas Region for EnerVest Operating Company since July 2016, and he held various reservoir engineering positions at EnerVest from 2008 to 2016.

Dan F. Smith has served as a Director on Magnolia's board since 2018 and as its Chairman since 2022. He is a retired Chief Executive Officer of Lyondell Chemical Company, which operated in the chemicals, polymers and fuels business segments, and its wholly owned subsidiaries Millennium Chemicals Inc. and Equistar Chemicals, LP., a position he held from December 1996 until his retirement in December 2007. Mr. Smith is currently a director and Chairman of the board of Orion Engineered Carbons, S.A.

Arcilia C. Acosta is the Chief Executive Officer of CARCON Industries & Construction, a full-service construction firm, and is also the founder and Chief Executive Officer of Southwestern Testing Laboratories (STL Engineers), a geotechnical engineering and construction materials testing firm, both of which are based in Dallas, Texas.

Angela M. Busch currently serves as the Executive Vice President of Corporate and Business Development for Ecolab Inc., a global leader in water, hygiene, and energy technologies and services, where she is responsible for acquisitions, divestitures, and alliances in support of Ecolab's strategic objectives related to its global portfolio of businesses and activities.

Edward P. Djerejian served in the U.S. Foreign Service for eight presidents, from John F. Kennedy in 1962 to William J. Clinton in 1994. After his retirement from government service in 1994, he became the founding director of Rice University's Baker Institute for Public Policy, a premier nonpartisan public policy think tank, which he led for 28 years until June 2022.

James R. Larson has served as an independent director of CSI Compressco GP LLC and its predecessor CSI Compressco GP Inc., general partner of CSI Compressco L.P., a provider of compression services and equipment for oil and natural gas production, gathering, transportation, processing, and storage, and as Chairman of its Audit Committee since July 2011, and served as a member of its Conflicts Committee from April 2012 until January 2021 and as Chairman of its Conflicts Committee since August 2021. Mr. Larson retired in January 2006 from his position as senior vice president of Anadarko Petroleum Corporation ("Anadarko"), an independent exploration and production company, and he held various tax and financial positions within Anadarko upon joining the company in 1981.

John B. Walker is Executive Chairman of EnerVest, Ltd., a position he has held since December 2020. He previously served as EnerVest's Chief Executive Officer since its formation in 1992. Mr. Walker served as Chairman of the Independent Petroleum Association of America from 2003 to 2005 and served on the board of Petrologistics LP from 2012 until 2014. Mr. Walker serves on the Board of Regents of the Texas Tech University System.

Item 5. Market for the Registrant's Common Equity, Related Shareholder Matters and Issuer Purchases of Equity Securities

Market Information

Magnolia's Class A Common Stock are currently traded on the NYSE under the ticker symbol "MGY." Through July 30, 2018, Magnolia's Class A Common Stock and warrants were listed under the symbols "TPGE" and "TPGE.W," respectively. On July 31, 2018, the Company delisted the units offered in its initial public offering, each consisting of one share of Class A Common Stock and one-third of a warrant, which were listed under the symbol "TPGE.U," and the units ceased to trade. In July 2019, the Company exchanged all of its public and private warrants, which, in the case of the public warrants, were listed under the symbol "MGY.WS," for Class A Common Stock, and the warrants ceased to trade.

Holders

As of February 10, 2023, there were 12 holders of record of Magnolia's Class A Common Stock, and 5 holders of record of the Company's Class B Common Stock, par value $0.0001 per share.

Issuer Purchases of Equity Securities

The following table sets forth the Company's share repurchase activities for the year ended December 31, 2022:

Period	Number of Shares of Class A Common Stock Purchased	Average Price Paid per Share	Total Number of Common Shares Purchased as Part of Publicly Announced Program [1]	Maximum Number of Common Shares that May Yet be Purchased Under the Program
January 1, 2022 - September 30, 2022 [2]	7,115,815	$ 21.87	6,565,000	9,267,455
October 1, 2022 - October 31, 2022	600	20.99	600	9,266,855
November 1, 2022 - November 30, 2022	—	—	—	9,266,855
December 1, 2022 - December 31, 2022	399,750	23.25	399,750	8,867,105
Total	7,516,165	$ 21.94	6,965,350	8,867,105

(1) As of December 31, 2022, the Company's board of directors had authorized a share repurchase program of up to 30.0 million shares of Class A Common Stock. The program does not require purchases to be made within a particular time frame.

(2) The company repurchased 0.6 million shares of Class A Common Stock for $11.6 million in a privately negotiated transaction with EnerVest Energy Institutional Fund XIV-C, L.P. outside of the share repurchase program.

During the year ended December 31, 2022, outside of the share repurchase program, Magnolia LLC repurchased and subsequently canceled a total of 7.9 million Magnolia LLC Units with an equal number of shares of corresponding Class B Common Stock for cash consideration of $187.3 million at an average price of $23.56 per share. There is no public market for the Class B Common Stock. For further detail, see *Note 12—Stockholders' Equity* in the Notes to the Company's consolidated financial statements included in this Annual Report on Form 10-K.

Comparative Stock Performance

The performance graph below compares the cumulative total stockholder return for the Company's Class A Common Stock to that of the Standard and Poor's ("S&P"), 500 Index and the S&P 500 Oil & Gas Exploration and Production Index. "Cumulative total return" means the change in share price of the Company's Class A Common Stock during the measurement period divided by the share price at the beginning of the measurement period. The graph assumes an investment of $100 was made in the Company's Class

A Common Stock and in each of the S&P 500 Index and the S&P 500 Oil & Gas Exploration and Production Index on December 31, 2017.

COMPARISON OF CUMULATIVE TOTAL RETURN AMONG MAGNOLIA OIL AND GAS, THE S&P 500 INDEX, AND THE S&P 500 OIL & GAS EXPLORATION AND PRODUCTION INDEX



Note: The stock price performance of Magnolia's Class A Common Stock is not necessarily indicative of future performance.

The above information under the caption "Comparative Stock Performance" shall not be deemed to be "soliciting material" or to be "filed" with the SEC, nor shall such information be incorporated by reference into any future filing under the Securities Act of 1933 or the Exchange Act except to the extent that Magnolia specifically requests that such information be treated as "soliciting material" or specifically incorporate such information by reference into such a filing.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Management's Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the Company's consolidated financial statements and the related notes thereto.

This section of this Form 10-K generally discusses 2022 and 2021 items and year-to-year comparisons between 2022 and 2021. Discussions of 2020 items and year-to-year comparisons between 2021 and 2020 that are not included in this Form 10-K can be found in "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Part II, Item 7 of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2021.

Overview

Magnolia Oil & Gas Corporation (the "Company" or "Magnolia") is an independent oil and natural gas company engaged in the acquisition, development, exploration, and production of oil, natural gas, and natural gas liquid reserves that operates in one reportable segment located in the United States. The Company's oil and natural gas properties are located primarily in Karnes County and the Giddings area in South Texas, where the Company primarily targets the Eagle Ford Shale and the Austin Chalk formations. Magnolia's objective is to generate stock market value over the long term through consistent organic production growth, high full cycle operating margins, an efficient capital program with short economic paybacks, significant free cash flow after capital expenditures, and effective reinvestment of free cash flow. The Company's allocation of capital prioritizes reinvesting in its business to achieve moderate and predictable annual volume growth, balanced with returning capital to its shareholders through dividends and share repurchases.

Magnolia's business model prioritizes prudent and disciplined capital allocation, free cash flow, and financial stability. The Company's ongoing plan is to spend within cash flow on drilling and completing wells while maintaining low financial leverage. As of December 31, 2022, Magnolia operated two rigs. The Company's gradual and measured approach toward the development of the Giddings area has created operating efficiencies leading to higher production growth in 2022.

Market Conditions Update

The COVID-19 pandemic and related economic repercussions have created significant volatility, uncertainty, and turmoil in the oil and natural gas industry. As the global economy continues to recover from the effects of the COVID-19 pandemic, economic indicators have continued to strengthen. However, the economy is experiencing elevated inflation levels as a result of global supply and demand imbalances. Elevated inflation levels have resulted in increased capital and oilfield service costs and continued inflationary pressures and labor shortages could result in further increases to the Company's operating and capital costs.

Business Overview

As of December 31, 2022, Magnolia's assets in South Texas included 43,022 gross (23,259 net) acres in the Karnes area and 645,011 gross (458,756 net) acres in the Giddings area. As of December 31, 2022, Magnolia held an interest in approximately 2,131 gross (1,366 net) wells, with total production of 75.4 thousand barrels of oil equivalent per day ("Mboe/d") for the year ended December 31, 2022. As of December 31, 2022, Magnolia was running a two-rig program.

Magnolia recognized net income attributable to Class A Common Stock of $893.8 million, or $4.71 per diluted common share, for the year ended December 31, 2022. Magnolia also recognized net income of $1,050.2 million, which includes noncontrolling interest of $156.4 million for the year ended December 31, 2022.

As of December 31, 2022, the Company's board of directors had authorized a share repurchase program of up to 30.0 million shares of Class A Common Stock. The program does not require purchases to be made within a particular timeframe. During the year ended December 31, 2022, the Company repurchased 7.0 million shares of Class A Common Stock under the program at a weighted average price of $22.02, for a total cost of approximately $153.3 million. During the year ended December 31, 2022, the Company also repurchased 0.6 million shares of Class A Common Stock for $11.6 million from EnerVest Energy Institutional Fund XIV-C, L.P. outside of the share repurchase program.

During the year ended December 31, 2022, outside of the share repurchase program, Magnolia LLC repurchased and subsequently canceled 7.9 million Magnolia LLC Units with an equal number of shares of corresponding Class B Common Stock for $187.3 million of cash consideration. During the same period, the Magnolia LLC Unit Holders redeemed 19.5 million Magnolia LLC Units (and a corresponding number of shares of Class B Common Stock) for an equivalent number of shares of Class A Common Stock and subsequently sold these shares to the public. Magnolia did not receive any proceeds from the sale of shares of Class A Common Stock by the Magnolia LLC Unit Holders. As of December 31, 2022, Magnolia owned approximately 89.8% of the interest in Magnolia LLC and the noncontrolling interest was 10.2%.

Results of Operations

Factors Affecting the Comparability of the Historical Financial Results

Magnolia's historical financial condition and results of operations for the periods presented may not be comparable, either from period to period or going forward, as a result of the following factors:

- On February 16, 2022, Magnolia Operating, as borrower, amended and restated the original RBL Facility in its entirety, which will now mature in February 2026.

- During the second quarter of 2021, the Company amended the term of the Services Agreement to end on June 30, 2021.

- During the second quarter of 2021, the Company amended the Non-Compete (the "Second Non-Compete Amendment"), which modified the term of the Non-Compete to end on June 30, 2021.

- The 2026 Senior Notes issued under the Indenture, dated as of July 31, 2018 (the "Indenture"), were amended on April 5, 2021. This debt modification included approximately $1.1 million of one-time transaction fees which were expensed and $5.0 million in fees paid to holders of the 2026 Senior Notes, which were reflected as deferred financing costs reducing Long-term debt and will be amortized over the remaining term of the 2026 Senior Notes.

As a result of the factors listed above, the historical results of operations and period-to-period comparisons of these results and certain financial data may not be comparable or indicative of future results.

Year Ended December 31, 2022 Compared to the Year Ended December 31, 2021

Oil, Natural Gas and NGL Sales Revenues. The following table provides the components of Magnolia's revenues for the periods indicated, as well as each period's respective average prices and production volumes. This table shows production on a boe basis in which natural gas is converted to an equivalent barrel of oil based on a ratio of six Mcf to one barrel. This ratio may not be reflective of the current price ratio between the two products.

	Years Ended	
(In thousands, except per unit data)	December 31, 2022	December 31, 2021
Production:		
Oil (MBbls)	12,189	11,190
Natural gas (MMcf)	50,660	43,436
NGLs (MBbls)	6,874	5,669
Total (Mboe)	27,506	24,099
Average daily production:		
Oil (Bbls/d)	33,394	30,659
Natural gas (Mcf/d)	138,796	119,003
NGLs (Bbls/d)	18,833	15,532
Total (boe/d)	75,360	66,025
Revenues:		
Oil revenues	$ 1,158,006	$ 747,896
Natural gas revenues	301,494	172,648
Natural gas liquids revenues	234,993	157,807
Total revenues	$ 1,694,493	$ 1,078,351
Average Price:		
Oil (per barrel)	$ 95.01	$ 66.83
Natural gas (per Mcf)	5.95	3.97
NGLs (per barrel)	34.18	27.84

Oil revenues were 68% and 69% of the Company's total revenues for the years ended December 31, 2022 and 2021, respectively. Oil production was 44% and 46% of total production volume for the years ended December 31, 2022 and 2021, respectively. Oil revenues for the year ended December 31, 2022 were $410.1 million higher than the year ended December 31, 2021. A 42% increase in average prices increased revenues for the year ended December 31, 2022 by $315.3 million compared to the same period in the prior year, and a 9% increase in oil production increased revenue $94.8 million.

Natural gas revenues were 18% and 16% of the Company's total revenues for the years ended December 31, 2022 and 2021, respectively. Natural gas production was 31% and 30% of total production volume for the years ended December 31, 2022 and 2021, respectively. Natural gas revenues for the year ended December 31, 2022 were $128.8 million higher than the year ended December 31, 2021. A 50% increase in average prices increased revenues for the year ended December 31, 2022 by $85.8 million compared to the same period in the prior year, and a 17% increase in natural gas production increased revenue $43.0 million.

NGL revenues were 14% and 15% of the Company's total revenues for the years ended December 31, 2022 and 2021, respectively. NGL production was 25% and 24% of total production volume for the years ended December 31, 2022 and 2021, respectively. NGL revenues for the year ended December 31, 2022 were $77.2 million higher than the year ended December 31, 2021. A 23% increase in average prices increased revenues for the year ended December 31, 2022 by $36.0 million compared to the same period in the prior year, and a 21% increase in NGL production increased revenue $41.2 million.

Operating Expenses and Other Income (Expense). The following table summarizes the Company's operating expenses and other income (expense) for the periods indicated.

		Years Ended	
(In thousands, except per unit data)		December 31, 2022	December 31, 2021
Operating Expenses:			
Lease operating expenses	$	131,513	$ 93,021
Gathering, transportation, and processing		64,754	45,535
Taxes other than income		94,031	55,834
Exploration expenses		11,586	4,125
Asset retirement obligations accretion		3,245	4,929
Depreciation, depletion and amortization		243,152	187,688
Amortization of intangible assets		—	9,346
General and administrative expenses		72,426	75,279
Total operating costs and expenses	$	620,707	$ 475,757
Other Income (Expense):			
Interest expense, net	$	(23,442)	$ (31,002)
Loss on derivatives, net		—	(3,110)
Other income, net		6,543	85
Total other expense, net	$	(16,899)	$ (34,027)
Average Operating Costs per boe:			
Lease operating expenses	$	4.78	$ 3.86
Gathering, transportation, and processing		2.35	1.89
Taxes other than income		3.42	2.32
Exploration expenses		0.42	0.17
Asset retirement obligations accretion		0.12	0.20
Depreciation, depletion and amortization		8.84	7.79
Amortization of intangible assets		—	0.39
General and administrative expenses		2.63	3.12

Lease operating expenses are the costs incurred in the operation of producing properties, including expenses for utilities, direct labor, water disposal, workover rigs, workover expenses, materials, and supplies. Lease operating expenses for the year ended December 31, 2022 were $38.5 million, or $0.92 per boe, higher than the year ended December 31, 2021 primarily due to an increase in costs including operating and maintenance costs, workover activities and additional non-operated activities.

Gathering, transportation, and processing costs are costs incurred to deliver oil, natural gas, and NGLs to the market. These expenses can vary based on the volume of oil, natural gas, and NGLs produced as well as the cost of commodity processing. The gathering, transportation, and processing costs for the year ended December 31, 2022 were $19.2 million, or $0.46 per boe, higher than the year ended December 31, 2021 primarily due to increased natural gas production and higher prices.

Taxes other than income include production and ad valorem taxes. These taxes are based on rates primarily established by state and local taxing authorities. Production taxes are based on the market value of production. Ad valorem taxes are based on the fair market value of the mineral interests or business assets. Taxes other than income for the year ended December 31, 2022 were $38.2 million, or $1.10 per boe, higher than the year ended December 31, 2021 primarily due to an increase in oil, natural gas, and NGL revenues.

Exploration expenses are geological and geophysical costs that include seismic surveying costs, costs of expired or abandoned leases, and delay rentals. The exploration expenses for the year ended December 31, 2022 were $7.5 million, or $0.25 per boe, higher than the year ended December 31, 2021, due to the purchase of seismic licenses and increased seismic surveying costs.

Depreciation, depletion and amortization ("DD&A") during the year ended December 31, 2022 was $55.5 million, or $1.05 per boe, higher than the year ended December 31, 2021 due to increased production and a higher depreciable cost basis.

For the year ended December 31, 2022, the Company did not recognize any amortization of intangible assets, because the intangible assets were fully amortized in June 2021 as a result of the termination of the Non-Compete. During the year ended December 31, 2021, the Company recognized $9.3 million of amortization of intangible assets.

General and administrative expenses during the year ended December 31, 2022 were $2.9 million, or $0.49 per boe, lower than the year ended December 31, 2021, primarily driven by the reduction in costs related to the termination of the Services Agreement on June 30, 2021, partially offset by higher corporate payroll expenses related to increased employee headcount and professional service fees.

Interest expense, net, during the year ended December 31, 2022 was $7.6 million lower than the year ended December 31, 2021, driven by higher interest income realized during the year.

Other income, net during the year ended December 31, 2022 was $6.5 million. This is primarily comprised of the receipt of an earnout payment in the second quarter of 2022 associated with the sale of the Company's 35% membership interest in Ironwood Eagle Ford Midstream, LLC in 2020.

Income tax expense. The following table summarizes the Company's income tax expense for the periods indicated.

	For the Years Ended	
(In thousands)	December 31, 2022	December 31, 2021
Current income tax expense	$ 72,358	$ 8,851
Deferred income tax benefit	(65,720)	—
Income tax expense	$ 6,638	$ 8,851

For the year ended December 31, 2022, income tax expense was $2.2 million lower than the year ended December 31, 2021, comprised of movements in both current and deferred income taxes. Current income tax expense increased $63.5 million year over year due to higher taxable income, a higher controlling interest, and a lower utilization of net operating loss carryforwards. The increase in current income tax expense was offset by the $65.7 million increase in deferred income tax benefit from the release of the valuation allowance against the Company's deferred tax assets.

Valuation allowances for deferred tax assets are recognized when it is more likely than not that some or all of the benefit from the deferred tax assets will not be realized. As of December 31, 2022, the Company's total deferred tax assets were $162.8 million. Management assessed whether it is more likely than not that the Company will generate sufficient taxable income to realize its deferred income tax assets. In making this determination, the Company considered all available positive and negative evidence and made certain assumptions. The Company considered, among other things, the overall business environment, its historical earnings and losses, current industry trends, and its outlook for future years. As of December 31, 2022, the Company concluded that it is more likely than not that it will be able to realize all of its deferred tax assets and that a valuation allowance is no longer necessary. See *Note 11—Income taxes* in the Notes to the Company's consolidated financial statements included in this Annual Report on Form 10-K for further detail.

Liquidity and Capital Resources

Magnolia's primary source of liquidity and capital has been its cash flows from operations. The Company's primary uses of cash have been for development of the Company's oil and natural gas properties, returning capital to shareholders, bolt-on acquisitions of oil and natural gas properties, and general working capital needs.

The Company may also utilize borrowings under other various financing sources available to Magnolia, including its RBL Facility and the issuance of equity or debt securities through public offerings or private placements, to fund Magnolia's acquisitions and long-term liquidity needs. Magnolia's ability to complete future offerings of equity and debt securities and the timing of these offerings will depend upon various factors, including prevailing market conditions and the Company's financial condition.

Material cash commitments include $24.0 million in interest payments paid each year through 2026, along with contractual obligations discussed in *Note 10—Commitments and Contingencies* in the Notes to the Company's consolidated financial statements included in this Annual Report on Form 10-K. The Company anticipates its current cash balance, cash flows from operations, and its available sources of liquidity to be sufficient to meet the Company's cash requirements. In the event of a sustained market deterioration, Magnolia may need additional liquidity, which would require the Company to evaluate available alternatives and take appropriate actions.

As of December 31, 2022, the Company had $400.0 million of principal debt related to the 2026 Senior Notes outstanding and no outstanding borrowings related to the RBL Facility. As of December 31, 2022, the Company has $1,125.4 million of liquidity comprised of the $450.0 million of borrowing base capacity of the RBL Facility, and $675.4 million of cash and cash equivalents. As of December 31, 2022, the Company's Adjusted Consolidated Net Tangible Asset, as calculated in accordance with the Company's Indenture relating to its 2026 Senior Notes, was approximately $5.9 billion.

Cash and Cash Equivalents

At December 31, 2022, Magnolia had $675.4 million of cash and cash equivalents. The Company's cash and cash equivalents are maintained with various financial institutions in the United States. Deposits with these institutions may exceed the amount of insurance provided on such deposits. However, the Company regularly monitors the financial stability of its financial institutions and believes that the Company is not exposed to any significant default risk.

Sources and Uses of Cash and Cash Equivalents

The following table presents the sources and uses of the Company's cash and cash equivalents for the periods presented:

	Years Ended	
(In thousands)	December 31, 2022	December 31, 2021
SOURCES OF CASH AND CASH EQUIVALENTS		
Net cash provided by operating activities	$ 1,296,687	$ 788,477
USES OF CASH AND CASH EQUIVALENTS		
Acquisitions	$ (90,126)	$ (18,345)
Additions to oil and natural gas properties	(465,139)	(236,426)
Changes in working capital associated with additions to oil and natural gas properties	37,987	13,568
Class A Common Stock repurchases	(164,913)	(125,641)
Class B Common Stock purchases and cancellations	(187,273)	(171,671)
Non-compete settlement	—	(42,073)
Dividends paid	(75,198)	(14,131)
Distributions to noncontrolling interest owners	(29,362)	(7,207)
Other	(14,204)	(12,130)
Net uses of cash and cash equivalents	(988,228)	(614,056)
NET CHANGE IN CASH AND CASH EQUIVALENTS	$ 308,459	$ 174,421

Sources of Cash and Cash Equivalents

Net Cash Provided by Operating Activities

Operating cash flows are the Company's primary source of liquidity and are impacted, in the short term and long term, by oil and natural gas prices. The factors that determine operating cash flows are largely the same as those that affect net earnings or net losses, with the exception of certain non-cash expenses such as DD&A, stock based compensation, amortization of deferred financing costs, the non-cash portion of exploration expenses, impairment of oil and natural gas properties, asset retirement obligations accretion, and deferred taxes.

Net cash provided by operating activities totaled $1,296.7 million and $788.5 million for the years ended December 31, 2022 and 2021, respectively. During the year ended December 31, 2022, cash provided by operating activities was positively impacted by increased oil, natural gas, and NGL prices partially offset by higher operating expenses.

Uses of Cash and Cash Equivalents

Acquisitions

During the year ended December 31, 2022, the Company completed various leasehold, mineral rights, and property acquisitions of certain oil and natural gas assets totaling $90.1 million, subject to customary closing adjustments. The Company made individually immaterial bolt-on acquisitions during the year ended December 31, 2021.

Additions to Oil and Natural Gas Properties

The following table sets forth the Company's capital expenditures for the years ended December 31, 2022 and 2021.

	Years Ended	
(In thousands)	December 31, 2022	December 31, 2021
Drilling and completion	$ 459,837	$ 231,904
Leasehold acquisition costs	5,302	4,522
Total capital expenditures	$ 465,139	$ 236,426

As of December 31, 2022, Magnolia was running a two-rig program. The activity during the year ended December 31, 2022 was largely driven by the number of operated and non-operated drilling rigs. The number of operated drilling rigs is largely dependent on commodity prices and the Company's strategy of maintaining spending to accommodate the Company's business model. The Company's ongoing plan is to continue to spend within cash flow on drilling and completing wells while maintaining low financial leverage.

Capital Requirements

As of December 31, 2022, the Company's board of directors had authorized a share repurchase program of up to 30.0 million shares of Class A Common Stock. The program does not require purchases to be made within a particular timeframe and whether the Company undertakes these additional repurchases is ultimately subject to numerous considerations, market conditions, and other factors. During the years ended December 31, 2022 and 2021, the Company repurchased 7.0 million and 8.7 million shares under this authorization, for a total cost of approximately $153.3 million and $125.6 million, respectively.

During the year ended December 31, 2022, the Company also repurchased 0.6 million shares of Class A Common Stock for $11.6 million from EnerVest Energy Institutional Fund XIV-C, L.P. outside of the share repurchase program.

During the year ended December 31, 2022, Magnolia LLC repurchased and subsequently canceled 7.9 million Magnolia LLC Units with an equal number of shares of corresponding Class B Common Stock for $187.3 million of cash consideration. As of December 31, 2022, Magnolia owned approximately 89.8% of the interest in Magnolia LLC and the noncontrolling interest was 10.2%.

In January 2021, the Company amended the Non-Compete such that, rather than delivering an aggregate of 4.0 million shares of Class A Common Stock upon the two and one-half year and the four year anniversaries of July 31, 2018 (the "Closing Date"), the Company would deliver (i) the cash value of approximately 2.0 million shares of Class A Common Stock and approximately 0.4 million shares of Class A Common Stock on the two and one-half year anniversary of the Closing Date and (ii) an aggregate of 1.6 million shares of Class A Common Stock on the four year anniversary of the Closing Date, in each case subject to the terms and conditions of the Non-Compete. On February 1, 2021, as consideration for compliance with the Non-Compete, the Company paid $17.2 million in cash and issued 0.4 million shares of Class A Common Stock. As part of the Second Non-Compete Amendment, the Company paid $24.9 million in cash in lieu of delivering the remaining 1.6 million shares of Class A Common Stock.

During the year ended December 31, 2022, the Company declared cash dividends to holders of its Class A Common Stock totaling $75.4 million, of which $75.2 million was paid as of December 31, 2022. Additionally, $14.3 million was distributed to the Magnolia LLC Unit Holders. During the year ended December 31, 2021, the Company declared cash dividends to holders of its Class A Common Stock totaling $14.2 million, of which $14.1 million was paid as of December 31, 2021. Additionally, $4.8 million was distributed to the Magnolia LLC Unit Holders. The amount and frequency of future dividends is subject to the discretion of the Company's board of directors and primarily depends on earnings, capital expenditures, debt covenants, and various other factors.

Critical Accounting Policies and Estimates

Magnolia prepares its financial statements and the accompanying notes in conformity with accounting principles generally accepted in the United States of America, which require management to make estimates and assumptions about future events that affect the reported amounts in the financial statements and the accompanying notes. Magnolia identifies certain accounting policies as critical based on, among other things, their impact on the portrayal of Magnolia's financial condition, results of operations, or liquidity and the degree of difficulty, subjectivity, and complexity in their deployment. Critical accounting policies cover accounting matters that are inherently uncertain because the future resolution of such matters is unknown. Management routinely discusses the development, selection, and disclosure of each of the critical accounting policies. The following is a discussion of Magnolia's most critical accounting policies and estimates.

Reserves Estimates

Proved oil and natural gas reserves are those quantities of oil, natural gas, and NGLs which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible—from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations—prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation. The project to extract the hydrocarbons must have commenced, or the operator must be reasonably certain, that it will commence within a reasonable time. Estimated proved developed oil and natural gas reserves can be expected to be recovered through existing wells with existing equipment and operating methods or where the cost of the required equipment is relatively minor compared to the cost of a new well.

Proved undeveloped reserves are proved reserves that are expected to be recovered from new wells on undrilled acreage or from existing wells where a relatively major expenditure is required for recompletion. Reserves on undrilled acreage are limited to those that are directly offsetting development spacing areas that are reasonably certain of production when drilled, unless evidence using reliable technology exists that establishes reasonable certainty of economic producibility at greater distances. Undrilled locations can be classified as undeveloped reserves only if a plan has been adopted indicating that they are scheduled to be drilled within five years, unless the specific circumstances justify a longer time. All of Magnolia's proved undeveloped reserves as of December 31, 2022, that are included in this Annual Report, are planned to be developed within one year.

Despite the inherent imprecision in these engineering estimates, Magnolia's reserves are used throughout the Company's financial statements. For example, since Magnolia uses the unit-of-production method to amortize its oil and natural gas properties, the quantity of reserves could significantly impact Magnolia's DD&A expense. A material adverse change in the estimated volumes of reserves could result in property impairments. Finally, these reserves are the basis for Magnolia's supplemental oil and natural gas disclosures.

Reserves are calculated using an unweighted arithmetic average of commodity prices in effect on the first day of each of the previous 12 months, held flat for the life of the production, except where prices are defined by contractual arrangements. These historical prices often do not approximate the average price that the Company expects to receive for its oil and natural gas production in the future. Operating costs, production and ad valorem taxes, and future development costs are based on current costs with no escalation. Actual costs may be materially higher or lower than the costs utilized in the estimate.

Magnolia has elected not to disclose probable and possible reserves in this filing.

Long-lived Asset Impairments

Long-lived assets used in operations are assessed for impairment whenever changes in facts and circumstances indicate a possible significant deterioration in future cash flows expected to be generated by an asset group. Individual assets are grouped for impairment purposes based on a judgmental assessment of the lowest level for which there are identifiable cash flows that are largely independent of the cash flows of other groups of assets. If there is an indication that the carrying amount of an asset may not be recovered, the asset is assessed by management through an established process in which changes to significant assumptions such as prices, volumes, and future development plans are reviewed. If, upon review, the sum of the undiscounted pre-tax cash flows is less than the carrying value of the asset group, the carrying value is written down to estimated fair value. Because there usually is a lack of quoted market prices for long-lived assets, the fair value of impaired assets is assessed by management using the income approach.

Under the income approach, the fair value of each asset group is estimated based on the present value of expected future cash flows. The income approach is dependent on a number of factors including estimates of forecasted revenue and operating costs, proved reserves, the success of future exploration for and development of unproved reserves, discount rates, and other variables. Key assumptions used in developing a discounted cash flow model described above include estimated quantities of crude oil and natural gas reserves; estimates of market prices considering forward commodity price curves as of the measurement date; and estimates of

operating, administrative, and capital costs adjusted for inflation. The resulting future cash flows are discounted using a discount rate believed to be consistent with those applied by market participants. Although the fair value estimate of each asset group is based on assumptions the Company believes to be reasonable, those assumptions are inherently unpredictable and uncertain, and actual results could differ from the estimate.

During the first quarter of 2020, Magnolia recorded impairments of $1.9 billion related to proved and unproved properties as a result of a sharp decline in commodity prices. Proved property impairment of $1.4 billion is included in "Impairment of oil and natural gas properties" and unproved property impairment of $0.6 billion is included in "Exploration expenses" on the Company's consolidated statements of operations for the year ended December 31, 2020. Proved and unproved properties that were impaired had aggregate fair values of $0.8 billion and $0.3 billion, respectively. The fair values of these oil and natural gas properties were measured using the income approach calculated using a discounted future cash flow model. Significant inputs associated with the calculation of discounted future net cash flows include estimates of future commodity prices based on NYMEX strip pricing adjusted for price differentials, estimates of proved oil and natural gas reserves and risk adjusted probable and possible reserves, estimates of future expected operating and capital costs, and a market participant based weighted average cost of capital of 10% for proved property impairments and 12% for unproved property impairments. Negative revisions of estimated reserves quantities, increases in future cost estimates, or sustained decreases in oil or natural gas prices could lead to a reduction in expected future cash flows and possibly an additional impairment of long-lived assets in future periods.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

For variable rate debt, interest rate changes generally do not affect the fair market value of such debt, but do impact future earnings and cash flows, assuming other factors are held constant. The Company is subject to market risk exposure related to changes in interest rates on borrowings under the RBL Facility. Interest on borrowings under the RBL Facility is based on the SOFR rate or alternative base rate plus an applicable margin. At December 31, 2022, the Company had no borrowings outstanding under the RBL Facility.

Commodity Price Risk

Magnolia's primary market risk exposure is to the prices it receives for its oil, natural gas, and NGL production. The prices the Company ultimately realizes for its oil, natural gas, and NGLs are based on a number of variables, including prevailing index prices attributable to the Company's production and certain differentials to those index prices. Pricing for oil, natural gas, and NGLs has historically been volatile and unpredictable, and this volatility is expected to continue in the future. The prices the Company receives for production depend on factors outside of its control, including physical markets, supply and demand, financial markets, and national and international policies. A $1.00 per barrel increase (decrease) in the weighted average oil price for the year ended December 31, 2022 would have increased (decreased) the Company's revenues by approximately $12.2 million and a $0.10 per Mcf increase (decrease) in the weighted average natural gas price for the year ended December 31, 2022 would have increased (decreased) Magnolia's revenues by approximately $5.1 million.

Item 8. Financial Statements and Supplementary Data

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors
Magnolia Oil & Gas Corporation:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Magnolia Oil & Gas Corporation and subsidiaries (the Company) as of December 31, 2022 and 2021, the related consolidated statements of operations, changes in stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2022, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2022, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 16, 2023 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

> *Assessment of the impact of estimated oil and natural gas reserves on depreciation, depletion, and amortization expense related to proved oil and natural gas properties*
>
> As discussed in Note 1 to the consolidated financial statements, the Company depreciates, depletes, and amortizes its proved oil and natural gas properties using the unit-of-production method. For the year ended December 31, 2022, the Company recorded depreciation, depletion and amortization expense of $243 million. The estimation of proved oil and natural gas reserves requires the expertise of reservoir engineering specialists, who take into consideration future production, future operating and capital costs, and historical oil and natural gas prices inclusive of price differentials. The Company engages independent reservoir engineering specialists to estimate proved oil and natural gas reserves, which are an input to the calculation of depreciation, depletion, and amortization.
>
> We identified the assessment of the impact of estimated oil and natural gas reserves on depreciation, depletion, and amortization expense related to proved oil and natural gas properties as a critical audit matter. Complex auditor judgment was required in evaluating the Company's estimate of proved oil and natural gas reserves. Specifically, auditor judgment was required to evaluate the assumptions used by the Company related to future production and future operating and capital costs.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls over the Company's depreciation, depletion, and amortization process, including controls over the estimation of proved oil and natural gas reserves. We evaluated (1) the professional qualifications of the independent reservoir engineering specialists engaged by the Company and the external engineering firm, (2) the knowledge, skills, and ability of the independent reservoir engineering specialists, and (3) the relationship of the independent reservoir engineering specialists and external engineering firm to the Company. We analyzed and assessed the determination of depreciation, depletion, and amortization expense for compliance with industry and regulatory standards. We assessed compliance of the methodology used by the Company's independent reservoir engineering specialists to estimate proved oil and natural gas reserves with industry and regulatory standards. We read and considered the report of the Company's independent reservoir engineering specialists in connection with our evaluation of the Company's reserve estimates. We compared future production to historical production rates. We evaluated the future operating and capital costs by comparing them to historical costs.

/s/ KPMG LLP

We have served as the Company's auditor since 2017.

Houston, Texas
February 16, 2023

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors
Magnolia Oil & Gas Corporation:

Opinion on Internal Control Over Financial Reporting

We have audited Magnolia Oil & Gas Corporation and subsidiaries' (the Company) internal control over financial reporting as of December 31, 2022, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2022 and 2021, the related consolidated statements of operations, changes in stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2022, and the related notes (collectively, the consolidated financial statements), and our report dated February 16, 2023 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ KPMG LLP

Houston, Texas
February 16, 2023

Magnolia Oil & Gas Corporation
Consolidated Balance Sheets
(In thousands)

	December 31, 2022	December 31, 2021
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 675,441	$ 366,982
Accounts receivable	170,770	149,769
Drilling advances	3,484	615
Other current assets	1,052	552
Total current assets	850,747	517,918
PROPERTY, PLANT AND EQUIPMENT		
Oil and natural gas properties	2,940,011	2,381,812
Other	8,991	7,036
Accumulated depreciation, depletion and amortization	(1,415,973)	(1,172,761)
Total property, plant and equipment, net	1,533,029	1,216,087
OTHER ASSETS		
Deferred financing costs, net	5,636	3,701
Deferred tax assets	162,792	—
Other long-term assets	20,381	9,036
Total other assets	188,809	12,737
TOTAL ASSETS	$ 2,572,585	$ 1,746,742
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES		
Accounts payable	$ 202,846	$ 127,909
Other current liabilities (Note 6)	137,427	90,636
Total current liabilities	340,273	218,545
LONG-TERM LIABILITIES		
Long-term debt, net	390,383	388,087
Asset retirement obligations, net of current	95,129	89,715
Other long-term liabilities	6,609	5,146
Total long-term liabilities	492,121	482,948
COMMITMENTS AND CONTINGENCIES (Note 10)		
STOCKHOLDERS' EQUITY		
Class A Common Stock, $0.0001 par value, 1,300,000 shares authorized, 213,727 shares issued and 192,043 shares outstanding in 2022 and 193,437 shares issued and 179,270 shares outstanding in 2021	21	19
Class B Common Stock, $0.0001 par value, 225,000 shares authorized, 21,827 shares issued and outstanding in 2022 and 49,293 shares issued and outstanding in 2021	2	5
Additional paid-in capital	1,719,875	1,689,500
Treasury Stock, at cost, 21,684 shares and 14,168 shares in 2022 and 2021, respectively	(329,512)	(164,599)
Retained earnings (accumulated deficit)	185,669	(708,168)
Noncontrolling interest	164,136	228,492
Total equity	1,740,191	1,045,249
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 2,572,585	$ 1,746,742

The accompanying notes are an integral part to these consolidated financial statements.

Magnolia Oil & Gas Corporation
Consolidated Statements of Operations
(In thousands, except per share data)

		Years Ended	
	December 31, 2022	December 31, 2021	December 31, 2020
REVENUES			
Oil revenues	$ 1,158,006	$ 747,896	$ 421,520
Natural gas revenues	301,494	172,648	70,416
Natural gas liquids revenues	234,993	157,807	49,367
Total revenues	1,694,493	1,078,351	541,303
OPERATING EXPENSES			
Lease operating expenses	131,513	93,021	79,192
Gathering, transportation, and processing	64,754	45,535	35,442
Taxes other than income	94,031	55,834	31,250
Exploration expenses	11,586	4,125	567,333
Impairment of oil and natural gas properties	—	—	1,381,258
Asset retirement obligations accretion	3,245	4,929	5,718
Depreciation, depletion and amortization	243,152	187,688	283,353
Amortization of intangible assets	—	9,346	14,505
General and administrative expenses	72,426	75,279	68,918
Total operating expenses	620,707	475,757	2,466,969
OPERATING INCOME (LOSS)	1,073,786	602,594	(1,925,666)
OTHER INCOME (EXPENSE)			
Income from equity method investee	—	—	2,113
Interest expense, net	(23,442)	(31,002)	(28,698)
Gain (loss) on derivatives, net	—	(3,110)	565
Other income, net	6,543	85	3,363
Total other expense, net	(16,899)	(34,027)	(22,657)
INCOME (LOSS) BEFORE INCOME TAXES	1,056,887	568,567	(1,948,323)
Income tax expense (benefit)	6,638	8,851	(79,340)
NET INCOME (LOSS)	1,050,249	559,716	(1,868,983)
LESS: Net income (loss) attributable to noncontrolling interest	156,412	142,434	(660,593)
NET INCOME (LOSS) ATTRIBUTABLE TO CLASS A COMMON STOCK	$ 893,837	$ 417,282	$ (1,208,390)
NET INCOME (LOSS) PER SHARE OF CLASS A COMMON STOCK			
Basic	$ 4.73	$ 2.38	$ (7.27)
Diluted	$ 4.71	$ 2.36	$ (7.27)
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING			
Basic	187,433	174,364	166,270
Diluted	187,901	175,360	166,270

The accompanying notes are an integral part of these consolidated financial statements.

Magnolia Oil & Gas Corporation
Consolidated Statements of Changes in Stockholders' Equity
(In thousands)

	Class A Common Stock Shares	Value	Class B Common Stock Shares	Value	Additional Paid In Capital	Treasury Stock Shares	Value	Retained Earnings/ (Accumulated Deficit)	Total Stockholders' Equity	Noncontrolling Interest	Total Equity
Balance, December 31, 2019	168,319	$ 17	85,790	$ 9	$ 1,703,362	1,000	$ (10,277)	$ 82,940	$ 1,776,051	$ 952,478	$ 2,728,529
Stock based compensation expense, net of forfeitures	—	—	—	—	6,616	—	—	—	6,616	3,413	10,029
Changes in ownership interest adjustment	—	—	—	—	3,088	—	—	—	3,088	(3,088)	—
Common stock issued related to stock based compensation and other, net	436	—	—	—	(522)	—	—	—	(522)	(270)	(792)
Class A Common Stock repurchases	—	—	—	—	—	4,475	(28,681)	—	(28,681)	—	(28,681)
Distributions to noncontrolling interest owners	—	—	—	—	—	—	—	—	—	(680)	(680)
Net loss	—	—	—	—	—	—	—	(1,208,390)	(1,208,390)	(660,593)	(1,868,983)
Balance, December 31, 2020	168,755	$ 17	85,790	$ 9	$ 1,712,544	5,475	$ (38,958)	$ (1,125,450)	$ 548,162	$ 291,260	$ 839,422
Stock based compensation expense, net of forfeitures	—	—	—	—	8,629	—	—	—	8,629	3,107	11,736
Changes in ownership interest adjustment	—	—	—	—	15,884	—	—	—	15,884	(15,884)	—
Common stock issued related to stock based compensation and other, net	810	—	—	—	(3,566)	—	—	—	(3,566)	(1,231)	(4,797)
Class A Common Stock repurchases	—	—	—	—	—	8,693	(125,641)	—	(125,641)	—	(125,641)
Class B Common Stock purchases and cancellations	—	—	(13,000)	(2)	2	—	—	—	—	(171,671)	(171,671)
Non-compete settlement	375	—	—	—	(29,757)	—	—	—	(29,757)	(12,316)	(42,073)
Conversion of Class B Common Stock to Class A Common Stock	23,497	2	(23,497)	(2)	—	—	—	—	—	—	—
Dividends declared ($0.08 per share)	—	—	—	—	(14,236)	—	—	—	(14,236)	—	(14,236)
Distributions to noncontrolling interest owners	—	—	—	—	—	—	—	—	—	(7,207)	(7,207)
Net income	—	—	—	—	—	—	—	417,282	417,282	142,434	559,716
Balance, December 31, 2021	193,437	$ 19	49,293	$ 5	$ 1,689,500	14,168	$(164,599)	$ (708,168)	$ 816,757	$ 228,492	$ 1,045,249

The accompanying notes are an integral part to these consolidated financial statements.

Magnolia Oil & Gas Corporation
Consolidated Statements of Changes in Stockholders' Equity
(In thousands)

	Class A Common Stock		Class B Common Stock		Additional Paid In Capital	Treasury Stock		Retained Earnings/ (Accumulated Deficit)	Total Stockholders' Equity	Noncontrolling Interest	Total Equity
	Shares	Value	Shares	Value		Shares	Value				
Balance, December 31, 2021	193,437	$ 19	49,293	$ 5	$ 1,689,500	14,168	$(164,599)	$ (708,168)	$ 816,757	$ 228,492	$ 1,045,249
Stock based compensation expense, net of forfeitures	—	—	—	—	11,415	—	—	—	11,415	1,899	13,314
Changes in ownership interest adjustment	—	—	—	—	4,860	—	—	—	4,860	(4,860)	—
Common stock issued related to stock based compensation and other, net	773	—	—	—	(5,829)	—	—	—	(5,829)	(1,172)	(7,001)
Class A Common Stock repurchases	—	—	—	—	—	7,516	(164,913)	—	(164,913)	—	(164,913)
Class B Common Stock purchases and cancellations	—	—	(7,949)	(1)	1	—	—	—	—	(187,273)	(187,273)
Conversion of Class B Common Stock to Class A Common Stock	19,517	2	(19,517)	(2)	—	—	—	—	—	—	—
Dividends declared ($0.40 per share)	—	—	—	—	(75,391)	—	—	—	(75,391)	—	(75,391)
Distributions to noncontrolling interest owners	—	—	—	—	—	—	—	—	—	(29,362)	(29,362)
Adjustment to deferred taxes	—	—	—	—	(4,078)	—	—	—	(4,078)	—	(4,078)
Tax impact of equity transactions	—	—	—	—	99,397	—	—	—	99,397	—	99,397
Net income	—	—	—	—	—	—	—	893,837	893,837	156,412	1,050,249
Balance, December 31, 2022	213,727	$ 21	21,827	$ 2	$ 1,719,875	21,684	$(329,512)	$ 185,669	$ 1,576,055	$ 164,136	$ 1,740,191

The accompanying notes are an integral part to these consolidated financial statements.

Magnolia Oil & Gas Corporation
Consolidated Statements of Cash Flows (In thousands)

	Year Ended		
	December 31, 2022	December 31, 2021	December 31, 2020
CASH FLOWS FROM OPERATING ACTIVITIES			
NET INCOME (LOSS)	$ 1,050,249	$ 559,716	$ (1,868,983)
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation, depletion and amortization	243,152	187,688	283,353
Amortization of intangible assets	—	9,346	14,505
Exploration expenses, non-cash	554	888	563,999
Impairment of oil and natural gas properties	—	—	1,381,258
Asset retirement obligations accretion	3,245	4,929	5,718
Amortization of deferred financing costs	5,854	4,290	3,628
Unrealized (gain) loss on derivatives, net	—	277	(277)
(Gain) on sale of equity method investment	—	—	(5,071)
Deferred income tax benefit	(65,720)	—	(77,834)
Stock based compensation	13,314	11,736	10,029
Other	—	(84)	(728)
Changes in operating assets and liabilities:			
Accounts receivable	(21,001)	(68,210)	24,216
Accounts payable	74,937	65,283	(16,961)
Accrued liabilities	8,593	7,765	(2,457)
Drilling advances	(2,869)	3,190	(3,506)
Other assets and liabilities, net	(13,621)	1,663	(768)
Net cash provided by operating activities	1,296,687	788,477	310,121
CASH FLOWS FROM INVESTING ACTIVITIES			
Acquisitions	(90,126)	(18,345)	(73,702)
Proceeds from sale of equity method investment	—	—	27,074
Additions to oil and natural gas properties	(465,139)	(236,426)	(197,858)
Changes in working capital associated with additions to oil and natural gas properties	37,987	13,568	(24,354)
Other investing	(1,609)	(2,239)	(1,148)
Net cash used in investing activities	(518,887)	(243,442)	(269,988)
CASH FLOW FROM FINANCING ACTIVITIES			
Class A Common Stock repurchases	(164,913)	(125,641)	(28,681)
Class B Common Stock purchases and cancellations	(187,273)	(171,671)	—
Non-compete settlement	—	(42,073)	—
Dividends paid	(75,198)	(14,131)	—
Distributions to noncontrolling interest owners	(29,362)	(7,207)	(680)
Cash paid for debt modification	(5,494)	(4,976)	—
Other financing activities	(7,101)	(4,915)	(844)
Net cash used in financing activities	(469,341)	(370,614)	(30,205)
NET CHANGE IN CASH AND CASH EQUIVALENTS	308,459	174,421	9,928
Cash and cash equivalents – Beginning of period	366,982	192,561	182,633
Cash and cash equivalents – End of period	$ 675,441	$ 366,982	$ 192,561

The accompanying notes are an integral part of these consolidated financial statements.

1. Organization and Summary of Significant Accounting Policies

Organization and Nature of Operations

Magnolia Oil & Gas Corporation (either individually or together with its consolidated subsidiaries, as the context requires, the "Company" or "Magnolia") is an independent oil and natural gas company engaged in the acquisition, development, exploration, and production of oil, natural gas, and natural gas liquid ("NGL") reserves. The Company's oil and natural gas properties are located primarily in Karnes County and the Giddings area in South Texas, where the Company targets the Eagle Ford Shale and Austin Chalk formations. Magnolia's objective is to generate stock market value over the long-term through consistent organic production growth, high full cycle operating margins, an efficient capital program with short economic paybacks, significant free cash flow after capital expenditures, and effective reinvestment of free cash flow.

Basis of Presentation and Principles of Consolidation

The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America ("GAAP"). Certain reclassifications of prior period financial statements have been made to conform to current reporting practices.

The consolidated financial statements include the accounts of the Company and its subsidiaries after elimination of intercompany transactions and balances. As of December 31, 2022, Magnolia owned approximately 89.8% of the interest in Magnolia Oil & Gas Parent LLC ("Magnolia LLC") and the noncontrolling interest was 10.2%. The Company's interests in oil and natural gas exploration and production ventures and partnerships are proportionately consolidated. The Company reflects a noncontrolling interest representing the interest owned by the Magnolia LLC Unit Holders through their ownership of Magnolia LLC Units in the consolidated financial statements. The noncontrolling interest is presented as a component of equity. See *Note 12—Stockholders' Equity* for further discussion of noncontrolling interest.

Variable Interest Entities

Magnolia LLC is a variable interest entity ("VIE"). The Company determined that it is the primary beneficiary of Magnolia LLC as the Company is the managing member and has the power to direct the activities most significant to Magnolia LLC's economic performance as well as the obligation to absorb losses and receive benefits that are potentially significant. At December 31, 2022, the Company had an approximate 89.8% economic interest in Magnolia LLC and 100% of Magnolia LLC's assets, liabilities, and results of operations are consolidated in the Company's consolidated financial statements contained herein. At December 31, 2022, the Magnolia LLC Unit Holders had an approximate 10.2% economic interest in Magnolia LLC; however, the Magnolia LLC Unit Holders have disproportionately fewer voting rights, and are shown as noncontrolling interest holders of Magnolia LLC. See *Note 12 —Stockholders' Equity* for further discussion of the noncontrolling interest.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates, and changes in these estimates are recorded when known. Significant estimates with regard to these financial statements include the fair value determination of acquired assets and liabilities, the assessment of asset retirement obligations, the estimate of proved oil and natural gas reserves and related present value estimates of future net cash flows, and the estimates of fair value for long-lived assets.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and short-term, highly liquid investments that are readily convertible to cash. Cash and cash equivalents were approximately $675.4 million and $367.0 million at December 31, 2022 and 2021, respectively.

Accounts Receivable and Allowance for Expected Credit Losses

The Company's receivables consist mainly of trade receivables from commodity sales and joint interest billings due from owners on properties the Company operates. The majority of these receivables have payment terms of 30 days or less. For receivables due from joint interest owners, the Company generally has the ability to withhold future revenue disbursements to recover non-

payment of joint interest billings. The Company's existing historical credit losses have been de minimis and are expected to remain so in the future assuming no substantial changes to the business or creditworthiness of Magnolia's business partners.

Oil and Natural Gas Properties

The Company follows the successful efforts method of accounting for its oil and natural gas properties. Under this method of accounting, exploration expenses such as exploratory geological and geophysical costs, delay rentals, and exploration overhead are expensed as incurred. All costs related to production, general corporate overhead, and similar activities are expensed as incurred.

Unproved properties are assessed for impairment at least annually and are transferred to proved oil and natural gas properties to the extent the costs are associated with successful exploration activities. Unproved properties are assessed for impairment based on the Company's current exploration plans. Costs of expired or abandoned leases are charged to exploration expense, while costs of productive leases are transferred to proved oil and natural gas properties. Costs of maintaining and retaining unproved properties, as well as impairment of unsuccessful leases, are included in "Exploration expenses" in the consolidated statements of operations.

Costs to develop proved reserves, including the costs of all development wells and related equipment used in the production of crude oil and natural gas, are capitalized. Depreciation, depletion and amortization of the cost of proved oil and natural gas properties is calculated using the unit-of-production method. The reserve base used to calculate depletion for leasehold acquisition costs and the cost to acquire proved properties is the sum of proved developed reserves and proved undeveloped reserves. The reserve base used to calculate the depreciation for capitalized costs for exploratory and development wells is the sum of proved developed reserves only. Estimated future abandonment costs, net of salvage values, are included in the depreciable cost.

Oil and natural gas properties are grouped for depreciation, depletion and amortization in accordance with the Accounting Standards Codification ("ASC") ASC 932 "Extractive Activities—Oil and Gas". The basis for grouping is a reasonable aggregation of properties with a common geological structural feature or stratigraphic condition, such as a reservoir or field.

When circumstances indicate that proved oil and natural gas properties may be impaired, the Company compares unamortized capitalized costs to the expected undiscounted pre-tax future cash flows for the associated assets grouped at the lowest level for which identifiable cash flows are independent of cash flows of other assets. If the expected undiscounted pre-tax future cash flows, based on the Company's estimate of future crude oil and natural gas prices, operating costs, anticipated production from proved reserves, and other relevant data, are lower than the unamortized capitalized cost, the capitalized cost is reduced to fair value. Fair value is generally estimated using the income approach described in ASC 820, "Fair Value Measurements" ("ASC 820"). If applicable, the Company may utilize prices and other relevant information generated by market transactions involving assets and liabilities that are identical or comparable to the item being measured as the basis for determining fair value. The expected future cash flows used for impairment reviews and related fair value calculations are typically based on judgmental assessments of future production volumes, commodity prices, operating costs, and capital investment plans, considering all available information at the date of review. These assumptions are applied to develop future cash flow projections that are then discounted to estimated fair value, using a discount rate believed to be consistent with those applied by market participants. See *Note 4—Fair Value Measurements* for further discussion.

Asset Retirement Obligations

Asset retirement obligations ("ARO") represent the present value of the estimated cash flows expected to be incurred to plug, abandon, and remediate producing properties, excluding salvage values, at the end of their productive lives in accordance with applicable laws. The significant unobservable inputs to this fair value measurement include estimates of plugging, abandonment, and remediation costs, well life, inflation, and credit-adjusted risk-free rate. The inputs are calculated based on historical data as well as current estimates. When the liability is initially recorded, the carrying amount of the related long-lived asset is increased. Over time, accretion of the liability is recognized each period, and the capitalized cost is amortized over the useful life of the related asset using the unit of production method and is included in "Depreciation, depletion and amortization" in the Company's consolidated statements of operations. If the ARO is settled for an amount other than the recorded amount, a gain or loss is recognized.

To estimate the fair value of an asset retirement obligation, the Company employs a present value technique, which reflects certain assumptions, including its credit-adjusted risk-free interest rate, inflation rate, the estimated settlement date of the liability, and the estimated cost to settle the liability. Changes in timing or to the original estimate of cash flows will result in changes to the carrying amount of the liability and related long lived asset.

Fair Value Measurements

Certain assets and liabilities are reported at fair value on a recurring basis on the Company's consolidated balance sheet. The Company also uses fair value measurements on a nonrecurring basis when a qualitative assessment of its assets indicates a potential

impairment. For more discussion on recurring and nonrecurring fair value measurements, refer to *Note 4—Fair Value Measurements.*

The valuation techniques that may be used to measure fair value include a market approach, an income approach and a cost approach. A market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities. An income approach uses valuation techniques to convert future amounts to a single present amount based on current market expectations, including present value techniques, option-pricing models and the excess earnings method. The cost approach is based on the amount that currently would be required to replace the service capacity of an asset (replacement cost).

ASC 820 establishes a fair value hierarchy that prioritizes and ranks the level of observability of inputs used to measure investments at fair value. The observability of inputs is impacted by a number of factors, including the type of investment, characteristics specific to the investment, market conditions, and other factors. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). Investments with readily available quoted prices or for which fair value can be measured from quoted prices in active markets will typically have a higher degree of input observability and a lesser degree of judgment applied in determining fair value.

The three levels of the fair value hierarchy under ASC 820 are as follows:

Level 1—Quoted prices (unadjusted) in active markets for identical investments at the measurement date are used.

Level 2—Pricing inputs are other than quoted prices included within Level 1 that are observable for the investment, either directly or indirectly. Level 2 pricing inputs include quoted prices for similar investments in active markets, quoted prices for identical or similar investments in markets that are not active, inputs other than quoted prices that are observable for the investment, and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3—Pricing inputs are unobservable and include situations where there is little, if any, market activity for the investment. The inputs used in determination of fair value require significant judgment and estimation.

In some cases, the inputs used to measure fair value might fall within different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy within which the investment is categorized in its entirety is determined based on the lowest level input that is significant to the investment. Assessing the significance of a particular input to the valuation of an investment in its entirety requires judgment and considers factors specific to the investment. The categorization of an investment within the hierarchy is based upon the pricing transparency of the investment and does not necessarily correspond to the perceived risk of that investment.

Income Taxes

Under ASC 740, "Income Taxes," deferred tax assets and liabilities are recognized for the expected future tax consequences attributable to net operating losses, tax credits, and temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period of the enactment date. Valuation allowances are established when it is more likely than not that some or all of the deferred tax assets will not be realized.

The Company reports a liability or a reduction of deferred tax assets for unrecognized tax benefits resulting from uncertain tax positions taken or expected to be taken in a tax return. When applicable, the Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. Refer to *Note 11—Income Taxes* for additional information.

Derivatives

Magnolia utilized natural gas costless collars to reduce its exposure to price volatility for a portion of its natural gas production volumes. The Company's policies do not permit the use of derivative instruments for speculative purposes. The Company has elected not to designate any of its derivative instruments as hedging instruments. Accordingly, changes in the fair value of the Company's derivative instruments were recorded immediately to earnings as "Gain (loss) on derivatives, net" on the Company's consolidated statements of operations. The Company had settled all of its natural gas costless collar derivative contracts by September 30, 2021.

Purchase Price Allocation

Accounting for the acquisition of a business requires the allocation of the purchase price to the various assets and liabilities of the acquired business and recording deferred taxes for any differences between the allocated values and tax basis of assets and liabilities. Any excess of the purchase price over the amounts assigned to assets and liabilities is recorded as goodwill.

The purchase price allocation is accomplished by recording each asset and liability at its estimated fair value. Estimated deferred taxes are based on available information concerning the tax basis of the acquired company's assets, liabilities, and tax-related carryforwards at the merger date, although such estimates may change in the future as additional information becomes known. The amount of goodwill recorded in any particular business combination can vary significantly depending upon the values attributed to assets acquired and liabilities assumed relative to the total acquisition cost.

When estimating the fair values of assets acquired and liabilities assumed, the Company must apply various assumptions. The most significant assumptions relate to the estimated fair values assigned to proved and unproved crude oil and natural gas properties. To estimate the fair values of these properties, the Company prepares estimates of crude oil and natural gas reserves. Estimated fair values assigned to assets acquired can have a significant effect on results of operations in the future.

Commitments and Contingencies

Accruals for loss contingencies arising from claims, assessments, litigation, environmental, and other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated. These accruals are adjusted as additional information becomes available or circumstances change. Refer to *Note 10—Commitments and Contingencies* for additional information.

Revenue Recognition

Magnolia's revenues include the sale of crude oil, natural gas, and NGLs. Oil, natural gas, and NGL sales are recognized as revenue when production is sold to a customer in fulfillment of performance obligations under the terms of agreed contracts. Performance obligations are primarily comprised of delivery of oil, natural gas, or NGLs at a delivery point, as negotiated within each contract. Each barrel of oil, million Btu of natural gas, gallon of NGLs, or other unit of measure is separately identifiable and represents a distinct performance obligation to which the transaction price is allocated.

The Company's oil production is primarily sold under market-sensitive contracts that are typically priced at a differential to the NYMEX price or at purchaser posted prices for the producing area. For oil contracts, the Company generally records sales based on the net amount received.

For natural gas contracts, the Company generally records wet gas sales (which consists of natural gas and NGLs based on end products after processing) at the wellhead or inlet of the natural gas processing plant (i.e., the point of control transfer) as revenues net of gathering, transportation, and processing expenses if the processor is the customer and there is no redelivery of commodities to the Company at the tailgate of the plant. Conversely, the Company generally records residual natural gas and NGL sales at the tailgate of the plant (i.e., the point of control transfer) on a gross basis along with the associated gathering, transportation, and processing expenses if the processor is a service provider and there is redelivery of one or several commodities to the Company at the tailgate of the plant. The facts and circumstances of an arrangement are considered and judgment is often required in making this determination. For processing contracts that require noncash consideration in exchange for processing services, the Company recognizes revenue and an equal gathering, transportation, and processing expense for commodities transferred to the service provider.

Customers are invoiced once the Company's performance obligations have been satisfied. Payment terms and conditions vary by contract type, although terms generally include a requirement of payment within 30 days. There are no judgments that significantly affect the amount or timing of revenue from contracts with customers. Additionally, the Company's product sales contracts do not give rise to material contract assets or contract liabilities.

The Company's receivables consist mainly of receivables from oil, natural gas, and NGL purchasers and from joint interest owners on properties the Company operates. Receivables from contracts with customers totaled $138.6 million and $125.1 million as of December 31, 2022 and 2021, respectively. Accounts receivable are stated at the historical carrying amount net of write-offs and allowance for doubtful accounts. The Company routinely assesses the collectability of all material trade and other receivables. The Company accrues a reserve on a receivable when, based on the judgment of management, it is probable that a receivable will not be collected and the amount of any reserve may be reasonably estimated. The Company had no allowance for doubtful accounts as of December 31, 2022 or 2021.

The Company has concluded that disaggregating revenue by product type appropriately depicts how the nature, amount, timing, and uncertainty of revenue and cash flows are affected by economic factors and has reflected this disaggregation of revenue on the Company's consolidated statements of operations for all periods presented.

Performance obligations are satisfied at a point in time once control of the product has been transferred to the customer. The Company considers a variety of facts and circumstances in assessing the point of control transfer, including but not limited to: whether the purchaser can direct the use of the hydrocarbons, the transfer of significant risks and rewards, the Company's right to payment, and transfer of legal title.

The Company does not disclose the value of unsatisfied performance obligations for contracts as all contracts have either an original expected length of one year or less, or the entire future consideration is variable and allocated entirely to a wholly unsatisfied performance obligation.

Net Income or Loss Per Share of Common Stock

The Company's basic earnings or loss per share ("EPS") is computed based on the weighted average number of shares of Class A Common Stock outstanding for the period. Diluted EPS includes the effect of the Company's outstanding restricted stock units ("RSUs"), performance stock units ("PSUs"), performance restricted stock units ("PRSUs"), and exchanges or repurchases of Class B Common Stock if the inclusion of these items is dilutive. The Company's unvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are deemed participating securities and, therefore, are deducted from earnings in computing basic and diluted net income (loss) per share under the two-class method. Diluted net income (loss) per share attributable to common stockholders is calculated under both the two-class method and the treasury stock method and the more dilutive of the two calculations is presented. Refer to *Note 14— Earnings (Loss) Per Share* for additional information and the calculation of EPS.

Stock Based Compensation

Magnolia has established a long-term incentive plan for certain employees and directors that allows for granting RSUs, PSUs, and PRSUs. RSUs granted are valued on the date of the grant using the quoted market price of Magnolia's Class A Common Stock. PSUs and PRSUs granted are valued based on the grant date fair value determined using Monte Carlo simulations, which use a probabilistic approach for estimating the fair value of the awards. RSUs, PSUs, and PRSUs are expensed on a straight-line basis over the requisite service period. The Company records expense associated with the fair value of stock based compensation under the fair value recognition provisions of ASC Topic 718, "Compensation-Stock Compensation" and that expense is included within "General and administrative expenses" and "Lease operating expenses" in the accompanying consolidated statements of operations. The Company accounts for forfeitures as they occur. These plans and related accounting policies are defined and described more fully in *Note 13—Stock Based Compensation.*

Leases

Magnolia recognizes right of use assets and lease liabilities for certain commitments with terms greater than one year primarily related to real estate, vehicles, and field equipment. The Company determines if an arrangement is a lease at inception. Operating leases are included in other long-term assets, other current liabilities, and other long-term liabilities in Magnolia's consolidated balance sheet as of December 31, 2022. Operating lease right-of-use ("ROU") assets represent the Company's right to use an underlying asset for the lease term and lease liabilities represent the Company's obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. Magnolia's lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. Lease expenses for lease payments are recognized on a straight-line basis over the lease term. The Company has also elected a policy to not recognize right of use assets and lease liabilities related to short-term leases. The Company has lease agreements with lease and non-lease components, which are generally accounted for as a single lease component. For more information, refer to *Note 9—Leases.*

Recent Accounting Pronouncements

The Company has evaluated all recent accounting pronouncements issued and believes that these recent pronouncements will not have a material effect on the Company's consolidated financial statements.

2. Acquisitions and Divestitures

Acquisitions

During the year ended December 31, 2022, the Company completed various leasehold, mineral rights, and property acquisitions of certain oil and natural gas assets totaling $90.1 million, subject to customary closing adjustments. The transactions were accounted for as asset acquisitions.

The Company made individually immaterial bolt-on acquisitions during the year ended December 31, 2021.

On February 21, 2020, the Company completed the acquisition of certain non-operated oil and natural gas assets located in Karnes and DeWitt Counties, Texas, for approximately $69.7 million in cash. The transaction was accounted for as an asset acquisition.

Divestitures

On October 23, 2020, the Company sold its 35% membership interest in Ironwood Eagle Ford Midstream, LLC for approximately $27.1 million in cash and recognized a gain on sale of the equity method investment of $5.1 million included within "Other income (expense), net" on the Company's consolidated statements of operations.

3. Derivative Instruments

The Company settled all of its natural gas costless collar derivative contracts by September 30, 2021. From September 30, 2020 to September 30, 2021, Magnolia utilized natural gas costless collars to reduce its exposure to price volatility for a portion of its natural gas production volumes. The Company's policies do not permit the use of derivative instruments for speculative purposes. Under the Company's costless collar contracts, each collar had an established floor price and ceiling price. When the settlement price was below the floor price, the counterparty was required to make a payment to the Company and when the settlement price was above the ceiling price, the Company was required to make a payment to the counterparty.

The Company elected not to designate any of its derivative instruments as hedging instruments. Accordingly, changes in the fair value of the Company's derivative instruments were recorded immediately to earnings as "Gain (loss) on derivatives, net" on the Company's consolidated statements of operations.

The following table summarizes the effects of derivative instruments on the Company's consolidated statements of operations:

	Years Ended	
(In thousands)	**December 31, 2021**	**December 31, 2020**
Derivative settlements, realized gain (loss)	$ (2,833)	$ 288
Unrealized gain (loss) on derivatives	(277)	277
Gain (loss) on derivatives, net	$ (3,110)	$ 565

The Company had no outstanding derivative contracts in place as of December 31, 2022.

4. Fair Value Measurements

Certain of the Company's assets and liabilities are carried at fair value and measured either on a recurring or nonrecurring basis. The Company's fair value measurements are based either on actual market data or assumptions that other market participants would use in pricing an asset or liability in an orderly transaction, using the valuation hierarchy prescribed by GAAP under ASC 820.

The three levels of the fair value hierarchy under ASC 820 are as follows:

Level 1 - Quoted prices (unadjusted) in active markets for identical investments at the measurement date are used.

Level 2 - Pricing inputs are other than quoted prices included within Level 1 that are observable for the investment, either directly or indirectly. Level 2 pricing inputs include quoted prices for similar investments in active markets, quoted prices for identical or similar investments in markets that are not active, inputs other than quoted prices that are observable for the investment, and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 - Pricing inputs are unobservable and include situations where there is little, if any, market activity for the investment. The inputs used in determination of fair value require significant judgment and estimation.

Recurring Fair Value Measurements

The carrying value and fair value of the financial instrument that is not carried at fair value in the Company's consolidated balance sheets as of December 31, 2022 and 2021 is as follows:

	December 31, 2022		December 31, 2021	
(In thousands)	Carrying Value	Fair Value	Carrying Value	Fair Value
Long-term debt	$ 390,383	$ 382,704	$ 388,087	$ 411,500

The fair value of the 2026 Senior Notes as of December 31, 2022 and 2021 is based on unadjusted quoted prices in an active market, which is considered a Level 1 input in the fair value hierarchy.

The Company has other financial instruments consisting primarily of receivables, payables, and other current assets and liabilities that approximate fair value due to the nature of the instruments and their relatively short maturities. Non-financial assets and liabilities initially measured at fair value include assets acquired and liabilities assumed in business combinations and asset retirement obligations.

Nonrecurring Fair Value Measurements

Certain of the Company's assets and liabilities are measured at fair value on a nonrecurring basis. Specifically, stock based compensation is not measured at fair value on an ongoing basis but is subject to fair value calculations in certain circumstances. For further detail, see *Note 13—Stock Based Compensation* in the Notes to the consolidated financial statements.

During the first quarter of 2020, Magnolia recorded impairments of $1.9 billion related to proved and unproved properties as a result of a sharp decline in commodity prices. Proved property impairment of $1.4 billion is included in "Impairment of oil and natural gas properties" and unproved property impairment of $0.6 billion is included in "Exploration expenses" on the Company's consolidated statements of operations. Proved and unproved properties that were impaired had aggregate fair values of $0.8 billion and $0.3 billion, respectively. The fair values of these oil and natural gas properties were measured using the income approach based on inputs that are not observable in the market, and therefore, represent Level 3 inputs. The Company calculated the estimated fair values of its oil and natural gas properties using a discounted future cash flow model. Significant inputs associated with the calculation of discounted future net cash flows include estimates of future commodity prices based on NYMEX strip pricing adjusted for price differentials, estimates of proved oil and natural gas reserves and risk adjusted probable and possible reserves, estimates of future expected operating and capital costs, and a market participant based weighted average cost of capital of 10% for proved property impairments and 12% for unproved property impairments. No impairments were recorded for the years ended December 31, 2022 and 2021.

5. Intangible Assets

Non-Compete Agreement

On the Closing Date, the Company and EnerVest, separate and apart from the Business Combination, entered into the Non-Compete, which prohibited EnerVest and certain of its affiliates from competing with the Company in the Eagle Ford Shale until July 31, 2022 ("Prohibited Period End Date"). In January 2021, the Company amended the Non-Compete such that, rather than delivering an aggregate of 4.0 million shares of Class A Common Stock upon the two and one-half year and the four year anniversaries of the Closing Date, the Company would deliver (i) the cash value of approximately 2.0 million shares of Class A Common Stock and approximately 0.4 million shares of Class A Common Stock on the two and one-half year anniversary of the Closing Date and (ii) an aggregate of 1.6 million shares of Class A Common Stock on the four year anniversary of the Closing Date, in each case subject to the terms and conditions of the Non-Compete. On February 1, 2021, as consideration for compliance with the Non-Compete, the Company paid $17.2 million in cash and issued 0.4 million shares of Class A Common Stock.

On June 30, 2021, the Company amended the Prohibited Period End Date to terminate on June 30, 2021 and paid $24.9 million in cash in lieu of delivering the remaining 1.6 million shares of Class A Common Stock (the "Second Non-Compete Amendment"). The Second Non-Compete Amendment resulted in the Company accelerating the amortization of the remaining intangible assets. The Company includes the amortization in "Amortization of intangible assets" on the Company's consolidated statements of operations.

6. Other Current Liabilities

The following table provides detail of the Company's other current liabilities for the periods presented:

(In thousands)	December 31, 2022	December 31, 2021
Accrued capital expenditures	$ 67,923	$ 29,936
Other	69,504	60,700
Total other current liabilities	$ 137,427	$ 90,636

7. Asset Retirement Obligations

The following table summarizes the changes in the Company's asset retirement obligations for the periods presented:

	Years Ended		
(In thousands)	December 31, 2022	December 31, 2021	December 31, 2020
Asset retirement obligations, beginning of period	$ 90,650	$ 88,404	$ 95,542
Revisions to estimates	531	(7,167)	(14,883)
Liabilities incurred and assumed	3,243	5,293	3,484
Liabilities settled	(1,422)	(809)	(1,457)
Accretion expense	3,245	4,929	5,718
Asset retirement obligations, end of period	$ 96,247	$ 90,650	$ 88,404

Asset retirement obligations reflect the present value of the estimated future costs associated with the plugging and abandonment of oil and natural gas wells, removal of equipment and facilities from leased acreage, and land restoration in accordance with applicable local, state, and federal laws. Inherent in the fair value calculation of ARO are numerous assumptions and judgments including the ultimate settlement amounts, inflation factors, credit adjusted discount rates, and timing of settlement. To the extent future revisions to these assumptions impact the value of the existing ARO liability, a corresponding offsetting adjustment is made to the oil and natural gas property balance.

8. Long-term Debt

The Company's long-term debt is comprised of the following:

(In thousands)	December 31, 2022	December 31, 2021
Revolving credit facility	$ —	$ —
Senior Notes due 2026	400,000	400,000
Total long-term debt	400,000	400,000
Less: Unamortized deferred financing cost	(9,617)	(11,913)
Long-term debt, net	$ 390,383	$ 388,087

Credit Facility

In connection with the consummation of the Business Combination, the original RBL Facility was entered into by and among Magnolia Operating, as borrower, Magnolia Intermediate, as its holding company, the banks, financial institutions, and other lending institutions from time to time party thereto, as lenders, the other parties from time to time party thereto and Citibank, N.A., as administrative agent, collateral agent, issuing bank, and swingline lender. On February 16, 2022, Magnolia Operating, as borrower, amended and restated the original RBL Facility in its entirety, providing for maximum commitments in an aggregate principal amount of $1.0 billion with a letter of credit facility with a $50.0 million sublimit, with an initial borrowing base of $450.0 million. The RBL Facility, maturing in February 2026 is guaranteed by certain parent companies and subsidiaries of Magnolia LLC and is collateralized by certain of Magnolia Operating's oil and natural gas properties.

Borrowings under the RBL Facility bear interest, at Magnolia Operating's option, at a rate per annum equal to either the term SOFR rate or the alternative base rate plus the applicable margin. Additionally, Magnolia Operating is required to pay a commitment fee quarterly in arrears in respect of unused commitments under the RBL Facility. The applicable margin and the commitment fee rate are calculated based upon the utilization levels of the RBL Facility as a percentage of unused lender commitments then in effect.

The RBL Facility contains certain affirmative and negative covenants customary for financings of this type, including compliance with a leverage ratio of less than 3.50 to 1.00 and a current ratio of greater than 1.00 to 1.00. As of December 31, 2022, the Company was in compliance with all covenants under the RBL Facility. The Company incurred approximately $5.5 million of lender and transaction fees related to the modification of which $5.1 million were recorded as deferred financing costs and will be amortized prospectively over the remaining term of the RBL Facility and $0.4 million of which were expensed and are reflected in "Interest expense, net" on the Company's consolidated statements of operations for the year ended December 31, 2022.

Deferred financing costs in connection with the RBL Facility are amortized on a straight-line basis over a period of four years from February 2022 to February 2026 and included in "Interest expense, net" in the Company's consolidated statements of operations. The Company recognized interest expense related to the RBL Facility and the original RBL Facility, as applicable, of $5.9 million, $4.1 million, and $4.2 million during the years ended December 31, 2022, 2021, and 2020, respectively. The unamortized portion of the deferred financing costs is included in "Deferred financing costs, net" on the Company's consolidated balance sheet as of December 31, 2022.

The Company did not have any outstanding borrowings under the RBL Facility as of December 31, 2022.

2026 Senior Notes

On July 31, 2018, the Issuers issued and sold $400.0 million aggregate principal amount of 2026 Senior Notes in a private placement under Rule 144A and Regulation S under the Securities Act of 1933, as amended. The 2026 Senior Notes were issued under the Indenture, dated as of July 31, 2018 (the "Indenture"), by and among the Issuers and Deutsche Bank Trust Company Americas, as trustee. The 2026 Senior Notes are guaranteed on a senior unsecured basis by the Company, Magnolia Operating, and Magnolia Intermediate and may be guaranteed by certain future subsidiaries of the Company. The 2026 Senior Notes will mature on August 1, 2026 and bear interest at the rate of 6.0% per annum.

On April 5, 2021, the terms of the Indenture were amended to modify, among other things, the criteria used by the Company to make Restricted Payments (as defined in the Indenture). The amendment to the Indenture was accounted for as a debt modification. Costs incurred with third parties directly related to the modification were expensed as incurred. The Company incurred approximately $1.1 million of transaction fees in the second quarter of 2021 related to the modification which were expensed. The Company also paid $5.0 million in fees to holders of the 2026 Senior Notes, which fees are recorded as deferred financing costs and amortized using the new effective interest rate applied prospectively over the remaining term of the 2026 Senior Notes.

Deferred financing costs related to the issuance of, and the amendment to the Indenture governing, the 2026 Senior Notes are amortized using the effective interest method over the term of the 2026 Senior Notes and are included in "Interest expense, net" in the Company's consolidated statements of operations. The unamortized portion of the deferred financing costs is included as a reduction to the carrying value of the 2026 Senior Notes, which has been recorded as "Long-term debt, net" on the Company's consolidated balance sheet as of December 31, 2022. The Company recognized interest expense related to the 2026 Senior Notes of $26.3 million, $27.1 million, and $25.3 million for the years ended December 31, 2022, 2021, and 2020, respectively.

At any time, the Issuers may redeem all or a part of the 2026 Senior Notes based on principal plus a set premium, as set forth in the Indenture, including any accrued and unpaid interest.

9. Leases

Magnolia's leases primarily consist of real estate, vehicles, and field equipment. The Company's leases have remaining lease terms of up to 5 years, some of which include options to renew or terminate the lease. The exercise of lease renewal options is at the Company's sole discretion. Magnolia's lease agreements do not contain any restrictive covenants or material residual value guarantees.

As most of Magnolia's leases do not provide an implicit rate, the Company uses its incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments.

(In thousands)	December 31, 2022		December 31, 2021	
Operating Leases				
Operating lease assets	$	7,632	$	7,737
Operating lease liabilities - current	$	3,967	$	4,031
Operating lease liabilities - long-term		4,854		5,146
Total operating lease liabilities	$	8,821	$	9,177
Weighted average remaining lease term (in years)		2.6		3.0
Weighted average discount rate		4.0%		3.4%

For the years ended December 31, 2022 and 2021, the Company incurred $5.0 million and $3.7 million, respectively, of lease costs for operating leases included on the Company's consolidated balance sheet, and $36.0 million and $22.9 million, respectively, for short-term lease costs. For the years ended December 31, 2022 and 2021, the Company did not incur any material expenses for variable lease costs. Cash paid for amounts included in the measurement of lease liabilities in operating cash flows from operating leases for the years ended December 31, 2022 and 2021 are $5.2 million and $2.9 million, respectively.

Maturities of lease liabilities as of December 31, 2022 under the scope of ASC 842 are as follows:

(In thousands)		
Maturity of Lease Liabilities	**Operating Leases**	
2023	$	4,124
2024		2,546
2025		1,889
2026		731
2027		16
After 2027		1
Total lease payments	$	9,307
Less: Interest		(486)
Present value of lease liabilities	$	8,821

10. Commitments and Contingencies

Legal Matters

From time to time, the Company is or may become involved in litigation in the ordinary course of business.

Certain of the Magnolia LLC Unit Holders and EnerVest Energy Institutional Fund XIV-C, L.P. (collectively the "Co-Defendants") and the Company have been named as defendants in a lawsuit where the plaintiffs claim to be entitled to a minority working interest in certain Karnes County Assets. The litigation is in the pre-trial stage. The exposure related to this litigation is currently not reasonably estimable. The Co-Defendants retained all such liability in connection with the Business Combination.

A mineral owner in a Magnolia operated well in Karnes County, Texas filed a complaint with the Texas Railroad Commission (the "Commission") challenging the validity of the permit to drill such well by questioning the long-standing process by which the Commission granted the permit. After the Commission affirmed the granting of the permit, and after judicial review of the Commission's order by the 53rd Judicial District Court Travis County, Texas (the "District Court"), the District Court reversed and remanded the Commission's order. The Commission and Magnolia have appealed the District Court's judgment to the Third Court of Appeals in Austin, Texas.

At December 31, 2022, the Company does not believe the outcome of any such disputes or legal actions will have a material effect on its consolidated statements of operations, balance sheet, or cash flows. No amounts were accrued with respect to outstanding litigation at December 31, 2022 or December 31, 2021.

Environmental Matters

The Company, as an owner or lessee and operator of oil and natural gas properties, is subject to various federal, state, and local laws and regulations relating to discharge of materials into, and the protection of, the environment. These laws and regulations may, among other things, impose liability on a lessee under an oil and natural gas lease for the cost of pollution clean-up resulting from operations and subject the lessee to liability for pollution damages. In some instances, the Company may be directed to suspend or cease operations in an affected area. The Company maintains insurance coverage, which it believes is customary in the industry, although the Company is not fully insured against all environmental risks.

Commitments

At December 31, 2022, contractual obligations for long-term operating leases and purchase obligations are as follows:

Net Minimum Commitments (In thousands)	Total	2023	2024-2025	2026-2027	2028 & Beyond
Purchase obligations [1]	$ 11,990	$ 2,200	$ 9,775	$ 15	$ —
Operating lease obligations [2]	9,307	4,124	4,435	747	1
Total net minimum commitments	$ 21,297	$ 6,324	$ 14,210	$ 762	$ 1

(1) Amounts represent any agreements to purchase goods or services that are enforceable and legally binding and that specify all significant terms. These include minimum commitments associated with firm transportation and delivery contracts, as well as operations- and IT-related service commitments. The costs incurred under these obligations were $1.6 million, $1.4 million, and $1.2 million for the years ended December 31, 2022, 2021, and 2020, respectively.

(2) Amounts include long-term lease payments for office space, vehicles, and equipment related to exploration, development, and production activities.

Risks and Uncertainties

The Company's revenue, profitability, and future growth are substantially dependent upon the prevailing and future prices for oil and natural gas, which depend on numerous factors beyond the Company's control such as overall oil and natural gas production and inventories in relevant markets, economic conditions, the global and domestic political environments, regulatory developments, and competition from other energy sources. Oil and natural gas prices historically have been volatile and may be subject to significant fluctuations in the future. Additionally, the economy has begun to experience elevated inflation levels as a result of global supply and demand imbalances. Elevated inflation levels have resulted in increased capital and oilfield service costs and continued inflationary pressures and labor shortages could result in further increases to the Company's operating and capital costs.

The coronavirus disease 2019 ("COVID-19") pandemic and related economic repercussions have created significant volatility, uncertainty, and turmoil in the oil and natural gas industry. While oil and natural gas prices have increased since 2020, the

extent of any further impact of the pandemic, including the emergence and spread of variant strains of COVID-19, on the Company's industry and business cannot be reasonably predicted at this time. Further, Russia's invasion of Ukraine in the first quarter of 2022, and global sanctions placed on Russia in response, have had and may continue to have a global impact on supply and demand for oil and natural gas. Magnolia continues to monitor any impacts from the Russia-Ukraine war on the global markets for its commodities.

11. Income Taxes

The Company's income tax provision consists of the following components:

	Years Ended		
(In thousands)	December 31, 2022	December 31, 2021	December 31, 2020
Current:			
Federal	$ 66,540	$ 5,452	$ (1,167)
State	5,818	3,399	(339)
Total current	72,358	8,851	(1,506)
Deferred:			
Federal	(62,826)	—	(71,792)
State	(2,894)	—	(6,042)
Total deferred	(65,720)	—	(77,834)
Income tax expense (benefit)	$ 6,638	$ 8,851	$ (79,340)

The Company is subject to U.S. federal income tax, margin tax in the state of Texas, and Louisiana corporate income tax. The Company's effective tax rates for the years ended December 31, 2022, 2021, and 2020, were 0.6%, 1.6%, and 4.1%, respectively. The primary differences between the annual effective tax rates and the statutory rate of 21.0% are income attributable to noncontrolling interest, state taxes, and changes in valuation allowances. As a result of impairments in the first quarter of 2020, the Company established full valuation allowances on the federal and state deferred tax assets which resulted in additional differences between the effective tax rate and the statutory rate for the years ended December 31, 2021 and 2020. During the year ended December 31, 2022, the Company released the valuation allowance against net deferred tax assets.

As of December 31, 2022, the Company does not anticipate recognition of any significant liabilities for uncertain tax positions during the next 12 months. For the year ended December 31, 2022, no significant amounts were incurred for interest and penalties. Currently, the Company is not aware of any issues under review that could result in significant payments, accruals, or a material deviation from its position. The Company's tax years since its formation remain subject to possible income tax examinations by its major taxing authorities.

During the year ended December 31, 2022, the Magnolia LLC Unit Holders redeemed 19.5 million Magnolia LLC Units (and a corresponding number of shares of Class B Common Stock) for an equivalent number of shares of Class A Common Stock and subsequently sold these shares to the public. Magnolia did not receive any proceeds from the sale of shares of Class A Common Stock by the Magnolia LLC Unit Holders. The redemption and exchange of these Magnolia LLC Units increased Magnolia's tax basis in Magnolia LLC. The Company recorded a deferred tax asset of $99.4 million related to this additional tax basis in Magnolia LLC Units with a corresponding increase to additional paid-in capital on the Company's consolidated balance sheet.

The Company periodically assesses whether it is more likely than not that it will generate sufficient taxable income to realize its deferred income tax assets. Valuation allowances for deferred tax assets are recognized when it is more likely than not that some or all of the benefit from the deferred tax assets will not be realized. As of December 31, 2022, the Company's total deferred tax assets were $162.8 million. Management assessed whether it is more likely than not that the Company will generate sufficient taxable income to realize its deferred income tax assets. In making this determination, the Company considered all available positive and negative evidence and made certain assumptions. The Company considered, among other things, the overall business environment, its historical earnings and losses, current industry trends, and its outlook for future years. As of December 31, 2022, the Company concluded that it is more likely than not that it will be able to realize all of its deferred tax assets and that a valuation allowance is no longer necessary.

A reconciliation of the statutory federal income tax expense to the income tax expense (benefit) from continuing operations is as follows:

(In thousands)	Year Ended		
	December 31, 2022	December 31, 2021	December 31, 2020
Income tax expense at the federal statutory rate	$ 221,954	$ 119,392	$ (409,148)
State income tax expense, net of federal income tax benefits	9,526	2,763	(12,759)
Noncontrolling interest in partnerships	(33,325)	(30,615)	141,027
Change in valuation allowances	(183,976)	(82,696)	201,786
Research and development credits	(4,980)	—	—
Other	(2,561)	7	(246)
Income tax expense (benefit)	$ 6,638	$ 8,851	$ (79,340)

The tax effects of temporary differences that give rise to significant positions of the deferred income tax assets and liabilities are presented below:

(In thousands)	December 31, 2022	December 31, 2021
Deferred tax assets:		
Investment in partnership	$ 153,938	$ 161,910
Net operating loss carryforwards	—	11,855
Capital loss carryforward	319	1,522
Oil and natural gas properties	6,093	6,337
Capitalized transaction costs	2,442	2,690
Total deferred tax assets	162,792	184,314
Deferred tax liabilities:		
Oil and natural gas properties	(53)	—
Total deferred tax liabilities	(53)	—
Net deferred tax assets	162,739	184,314
Valuation allowances	—	(184,314)
Net deferred tax assets, net of valuation allowances	$ 162,739	$ —

On March 27, 2020, the United States enacted the Coronavirus Aid, Relief, and Economic Security Act. Applying the net operating loss ("NOL") carryback provision resulted in an income tax benefit of $1.2 million during the year ended December 31, 2021. As of December 31, 2022, the Company had no U.S. federal net operating loss carryforward, and a $1.5 million capital loss carryforward which will expire in 3 years.

On August 16, 2022, the U.S. enacted legislation referred to as the Inflation Reduction Act (the "IRA"), which significantly changes U.S. corporate income tax laws and is effective for tax years beginning after December 31, 2022. These changes include, among others, a new 15% corporate alternative minimum tax on adjusted financial statement income of corporations with profits over $1 billion, a 1% excise tax on stock buybacks, and various tax incentives for energy and climate initiatives. The Company is in the process of evaluating the provisions of the IRA, but it does not currently believe the IRA will have a material impact on its reported results, cash flows or financial position.

12. Stockholders' Equity

Class A Common Stock

At December 31, 2022, there were 213.7 million shares of Class A Common Stock issued and 192.0 million shares of Class A Common Stock outstanding. The holders of Class A Common Stock and Class B Common Stock vote together as a single class on all matters and are entitled one vote for each share held. There is no cumulative voting with respect to the election of directors, which

results in the holders of more than 50% of the Company's outstanding common shares being able to elect all of the directors, subject to voting obligations under the Stockholder Agreement. In the event of a liquidation, dissolution, or winding up of the Company, the holders of the Class A Common Stock are entitled to share ratably in all assets remaining available for distribution to them after payment of liabilities and after provision is made for each class of stock, if any, having preference over the common stock. The holders of the Class A Common Stock have no preemptive or other subscription rights, and there are no sinking fund provisions applicable to such shares.

Class B Common Stock

As of December 31, 2022, there were 21.8 million shares of Class B Common Stock issued and outstanding. Holders of Class B Common Stock vote together as a single class with holders of Class A Common Stock on all matters properly submitted to a vote of the stockholders. The holders of Class B Common Stock generally have the right to exchange all or a portion of their shares of Class B Common Stock, together with an equal number of Magnolia LLC Units, for the same number of shares of Class A Common Stock or, at Magnolia LLC's option, an equivalent amount of cash. Upon the future redemption or exchange of Magnolia LLC Units held by any holder of Class B Common Stock, a corresponding number of shares of Class B Common Stock held by such holder of Class B Common Stock will be canceled. In the event of a liquidation, dissolution, or winding up of Magnolia LLC, the holders of the Class B Common Stock, through their ownership of Magnolia LLC Units, are entitled to share ratably in all assets remaining available for distribution to them after payment of liabilities and after provision is made for each class of units of Magnolia LLC, if any, having preference over the common units. The holders of the Class B Common Stock have no preemptive or other subscription rights, and there are no sinking fund provisions applicable to such shares.

Share Repurchases

As of December 31, 2022, the Company's board of directors had authorized a share repurchase program of up to 30.0 million shares of Class A Common Stock. In addition, the Company may repurchase shares pursuant to a trading plan meeting the requirements of Rule 10b5-1 under the Securities Act of 1934, which would permit the Company to repurchase shares at times that may otherwise be prohibited under the Company's insider trading policy. The share repurchase program does not require purchases to be made within a particular time frame. As of December 31, 2022, the Company had repurchased 21.1 million shares under the program at a cost of $317.9 million.

During the year ended December 31, 2022, the Company repurchased 0.6 million shares of Class A Common Stock for $11.6 million from EnerVest Energy Institutional Fund XIV-C, L.P. outside of the share repurchase program.

During the year ended December 31, 2022, Magnolia LLC repurchased and subsequently canceled 7.9 million Magnolia LLC Units with an equal number of shares of corresponding Class B Common Stock for $187.3 million of cash consideration (the "Class B Common Stock Repurchases"). During the same period, the Magnolia LLC Unit Holders redeemed 19.5 million Magnolia LLC Units (and a corresponding number of shares of Class B Common Stock) for an equivalent number of shares of Class A Common Stock and subsequently sold these shares to the public.

During the year ended December 31, 2021, Magnolia LLC repurchased and subsequently canceled 13.0 million Magnolia LLC Units with an equal number of shares of corresponding Class B Common Stock for $171.7 million of cash consideration (the "Class B Common Stock Repurchases"). During the same period, the Magnolia LLC Unit Holders redeemed 23.5 million Magnolia LLC Units (and a corresponding number of shares of Class B Common Stock) for an equivalent number of shares of Class A Common Stock and subsequently sold these shares to the public.

Magnolia did not receive any proceeds from the sale of shares of Class A Common Stock by the Magnolia LLC Unit Holders. Magnolia funded the Class B Common Stock Repurchases with cash on hand.

Dividends and Distributions

In 2021, the Company's board of directors announced the Company's first dividend, payable on issued and outstanding shares of Class A Common Stock, and a corresponding distribution from Magnolia LLC to Magnolia LLC Unit Holders.

Dividends in excess of retained earnings are recorded as a reduction of additional paid-in capital. The distributions to the Magnolia LLC Unit Holders were recorded as a reduction of noncontrolling interest on the Company's consolidated balance sheets as of December 31, 2022 and December 31, 2021.

The following table sets forth information with respect to cash dividends and distributions declared by the Company's board of directors during the years ended December 31, 2022 and December 31, 2021, on its own behalf and in its capacity as the managing member of Magnolia LLC, on issued and outstanding shares of Class A Common Stock and Magnolia LLC Units:

Record Date	Payment Date	Dividend/ Distribution Amount per share [1]	Distributions by Magnolia LLC [2]	Dividends Declared by the Company [2]	Distributions to Magnolia LLC Unit Holders
(In thousands, except per share amounts)					
November 7, 2022	December 1, 2022	$ 0.10	$ 21,867	$ 18,996	$ 2,871
August 12, 2022	September 1, 2022	$ 0.10	$ 21,983	$ 19,112	$ 2,871
February 14, 2022	March 1, 2022	$ 0.20	$ 45,851	$ 37,283	$ 8,568
August 12, 2021	September 1, 2021	$ 0.08	$ 19,078	$ 14,236	$ 4,842

(1) Per share of Class A Common Stock and per Magnolia LLC Unit.

(2) Reflects total cash dividend and distribution payments made, or to be made, to holders of Class A Common Stock and Magnolia LLC Unit Holders (other than the Company) as of the applicable record date.

Noncontrolling Interest

Noncontrolling interest in Magnolia's consolidated subsidiaries includes amounts attributable to Magnolia LLC Units that were issued to the Magnolia LLC Unit Holders in connection with the Business Combination. The noncontrolling interest percentage is affected by various equity transactions such as issuances and repurchases of Class A Common Stock, the exchange of Class B Common Stock (and corresponding Magnolia LLC Units) for Class A Common Stock, or the cancellation of Class B Common Stock (and corresponding Magnolia LLC Units). As of December 31, 2022, Magnolia owned approximately 89.8% of the interest in Magnolia LLC and the noncontrolling interest was 10.2%.

Highlander Oil & Gas Holdings LLC ("Highlander") is a joint venture, whereby MGY Louisiana LLC, a wholly owned subsidiary of Magnolia Operating, holds approximately 84.7% of the units of Highlander, with the remaining 15.3% attributable to noncontrolling interest.

13. Stock Based Compensation

The Company's board of directors adopted the "Magnolia Oil & Gas Corporation Long Term Incentive Plan" (as amended, the "Plan"), effective as of July 17, 2018. A total of 16.8 million shares of Class A Common Stock have been authorized for issuance under the Plan as of December 31, 2022. The Company grants stock based compensation awards in the form of restricted stock units ("RSU"), performance restricted stock units ("PRSU"), and performance stock units ("PSU") to eligible employees and directors to enhance the Company and its affiliates' ability to attract, retain, and motivate persons who make important contributions to the Company and its affiliates by providing these individuals with equity ownership opportunities. Shares issued as a result of awards granted under the Plan are generally new shares of Class A Common Stock.

Stock based compensation expense is recognized net of forfeitures within "General and administrative expenses" and "Lease operating expenses" on the consolidated statements of operations and was $13.3 million, $11.7 million, and $10.0 million for the years ended December 31, 2022, 2021, and 2020. The Company has elected to account for forfeitures of awards granted under the Plan as they occur in determining compensation expense.

The following table presents a summary of Magnolia's unvested RSU, PRSU, and PSU activity for the year ended December 31, 2022.

	Restricted Stock Units		Performance Restricted Stock Units		Performance Stock Units	
	Units	Weighted Average Grant Date Fair Value	Units	Weighted Average Grant Date Fair Value	Units	Weighted Average Grant Date Fair Value
Unvested, beginning of period	1,187,509	$ 8.94	968,654	$ 9.36	460,414	$ 9.20
Granted	315,939	21.14	515,405	19.22	—	—
Granted for performance multiple[1]	—	—	—	—	90,965	13.88
Vested	(555,764)	9.15	(215,197)	9.36	(272,893)	13.88
Forfeited	(36,398)	13.67	(11,279)	14.15	—	—
Unvested, end of period	911,286	$ 12.89	1,257,583	$ 13.36	278,486	$ 6.14

(1) Upon completion of the performance period for the PSUs granted in 2019, a performance multiple of 150% was applied to each of the grants resulting in additional grants of PSUs in 2022.

Restricted Stock Units

The Company grants service-based RSU awards to employees, which generally vest and settle ratably over a three-year or four-year service period, and to non-employee directors, which vest in full after one year. Non-employee directors may elect to defer the RSU settlement date. RSUs represent the right to receive shares of Class A Common Stock at the end of the vesting period equal to the number of RSUs that vest. RSUs are subject to restrictions on transfer and are generally subject to a risk of forfeiture if the award recipient ceases to be an employee or director of the Company prior to vesting of the award. Compensation expense for the service-based RSU awards is based upon the grant date market value of the award and such costs are recorded on a straight-line basis over the requisite service period for each separately vesting portion of the award, as if the award was, in-substance, multiple awards. The aggregate fair values of RSUs that vested during the years ended December 31, 2022, 2021, and 2020 were $13.8 million, $12.6 million, and $3.0 million, respectively. Unrecognized compensation expense related to unvested RSUs as of December 31, 2022 was $7.2 million, which the Company expects to recognize over a weighted average period of 2.5 years.

Performance Restricted Stock Units and Performance Stock Units

The Company grants PRSUs to certain employees. Each PRSU represents the contingent right to receive one share of Class A Common Stock once the PRSU is both vested and earned. PRSUs generally vest either ratably over a three-year service period or at the end of a three-year service period, in each case, subject to the recipient's continued employment or service through each applicable vesting date. Each PRSU is earned based on whether Magnolia's stock price achieves a target average stock price for any 20 consecutive trading days during the five-year performance period ("Performance Condition"). If PRSUs are not earned by the end of the five-year performance period, the PRSUs will be forfeited and no shares of Class A Common Stock will be issued, even if the vesting conditions have been met. Compensation expense for the PRSU awards is based upon grant date fair market value of the award, calculated using a Monte Carlo simulation, as presented below, and such costs are recorded on a straight-line basis over the requisite service period for each separately vesting portion of the award, as if the award was, in-substance, multiple awards, as applicable. The aggregate fair value of PRSUs that vested during the year ended December 31, 2022 was $4.8 million. Unrecognized compensation expense related to unvested PRSUs as of December 31, 2022 was $9.1 million, which the Company expects to recognize over a weighted average period of 1.9 years.

The grant date fair values of the PRSUs granted during the years ended December 31, 2022 and 2021 were $9.9 million and $9.5 million, respectively. Since the Performance Conditions for the PRSUs granted in 2022 and 2021 were met on March 28, 2022 and March 17, 2021, respectively, the fair value of the PRSUs granted after the Performance Conditions were met was based upon the grant date market value of the award. The fair value of the awards granted prior to the date the Performance Conditions were met was determined using a Monte Carlo simulation, the assumptions of which are summarized in the table below.

The Company has granted PSUs to certain employees. The grant date fair value of the PSUs granted during the year ended December 31, 2020 was $2.5 million. Each PSU, to the extent earned, represents the contingent right to receive one share of Class A Common Stock and the awardee may earn between zero and 150% of the target number of PSUs granted based on the total shareholder return ("TSR") of the Class A Common Stock relative to the TSR achieved by a specific industry peer group over a three-year performance period. In addition to the TSR conditions, vesting of the PSUs is subject to the awardee's continued employment through the date of settlement of the PSUs, which will occur within 60 days following the end of the performance period. The aggregate fair value of PSUs that vested during the years ended December 31, 2022, 2021, and 2020 were $5.5 million, $4.0 million, and $0.3 million, respectively. Unrecognized compensation expense related to unvested PSUs as of December 31, 2022 was $1.6 thousand, which the Company expects to recognize over a weighted average period of 0.1 years.

PRSU and PSU Grant Date Fair Value Assumptions	Years Ended		
	December 31, 2022	December 31, 2021	December 31, 2020
Expected term (in years)	3.55	3.64	2.85
Expected volatility	59.58%	55.18%	33.50%
Risk-free interest rate	1.89%	0.56%	1.16%
Dividend yield	1.97%	—%	—%

14. Earnings (Loss) Per Share

The Company's unvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are deemed participating securities, and therefore dividends and net income allocated to such awards have been deducted from earnings in computing basic and diluted net income (loss) per share under the two-class method. Diluted net income (loss) per share attributable to Class A Common Stock is calculated under both the two-class method and the treasury stock method and the more dilutive of the two calculations is presented.

The components of basic and diluted net income (loss) per share attributable to Class A Common Stock are as follows:

		Years Ended				
(In thousands, except per share data)		December 31, 2022		December 31, 2021		December 31, 2020
Basic:						
Net income (loss) attributable to Class A Common Stock	$	893,837	$	417,282	$	(1,208,390)
Less: Dividends and net income allocated to participating securities		8,204		2,789		—
Net income (loss), net of participating securities	$	885,633	$	414,493	$	(1,208,390)
Weighted average number of common shares outstanding during the period - basic		187,433		174,364		166,270
Net income (loss) per share of Class A Common Stock - basic	$	4.73	$	2.38	$	(7.27)
Diluted:						
Net income (loss) attributable to Class A Common Stock	$	893,837	$	417,282	$	(1,208,390)
Less: Dividends and net income allocated to participating securities		8,185		2,775		—
Net income (loss), net of participating securities	$	885,652	$	414,507	$	(1,208,390)
Weighted average number of common shares outstanding during the period - basic		187,433		174,364		166,270
Add: Dilutive effect stock based compensation and other		468		996		—
Weighted average number of common shares outstanding during the period - diluted		187,901		175,360		166,270
Net income (loss) per share of Class A Common Stock - diluted	$	4.71	$	2.36	$	(7.27)

The Company excluded 32.8 million, 64.0 million, and 85.8 million of weighted average shares of Class A Common Stock issuable upon the exchange of Class B Common Stock (and corresponding Magnolia LLC Units) for the years ended December 31, 2022, 2021, and 2020, respectively, as the effect was anti-dilutive. In addition, for the year ended December 31, 2020, the Company excluded 4.0 million contingent shares of Class A Common Stock related to the Non-Compete and 0.3 million RSUs and PSUs because the effect was anti-dilutive.

15. Related Party Transactions

As of December 31, 2022, no entity held more than 10% of the Company's common stock or qualified as a principal owner of the Company, as defined in ASC 850, "Related Party Disclosures."

16. Major Customers

For the year ended December 31, 2022, four customers, including their subsidiaries, accounted for 19%, 17%, 14%, and 11% of the Company's combined oil, natural gas, and NGL revenue. For the year ended December 31, 2021, four customers, including their subsidiaries, accounted for 22%, 15%, 15%, and 11% of the Company's combined oil, natural gas, and NGL revenue. For the year ended December 31, 2020, three customers, including their subsidiaries, accounted for 40%, 17%, and 12% of the Company's combined oil, natural gas, and NGL revenue. The Company is exposed to credit risk in the event of nonpayment by counterparties. The creditworthiness of customers and other counterparties is subject to continuing review, including the use of master netting agreements, where appropriate.

17. Supplemental Cash Flow Information

Supplemental cash flow disclosures are presented below:

	Years Ended		
(In thousands)	December 31, 2022	December 31, 2021	December 31, 2020
Supplemental cash items:			
Cash paid (received) for income taxes	$ 72,230	$ 3,157	$ (724)
Cash paid for interest	26,648	26,933	25,895
Supplemental non-cash investing and financing activity:			
Accruals or liabilities for capital expenditures	$ 67,923	$ 29,936	$ 16,368
Supplemental non-cash lease operating activity:			
Right-of-use assets obtained in exchange for operating lease obligations	$ 4,578	$ 4,668	$ 5,923

18. Subsequent Events

On January 31, 2023, the Company's board of directors declared a quarterly cash dividend of $0.115 per share of Class A Common Stock, and Magnolia LLC declared a cash distribution of $0.115 per Magnolia LLC Unit to each holder of Magnolia LLC Units, each payable on March 1, 2023 to shareholders or members of record, as applicable, as of February 10, 2023.

Supplemental Information About Oil & Natural Gas Producing Activities (Unaudited)

The Company operates in one reportable segment engaged in the acquisition, development, exploration, and production of oil and natural gas properties located in the United States.

Capitalized Costs

The aggregate amounts of costs capitalized for oil and natural gas exploration and development activities and the related amounts of accumulated depreciation, depletion and amortization are shown below:

(In thousands)	December 31, 2022	December 31, 2021
Proved properties	$ 2,739,911	$ 2,142,262
Unproved properties	200,100	239,550
Total proved and unproved properties	2,940,011	2,381,812
Accumulated depreciation, depletion and amortization	(1,412,381)	(1,170,163)
Net capitalized costs	$ 1,527,630	$ 1,211,649

Costs Incurred For Oil and Natural Gas Producing Activities

The following table sets forth the costs incurred in the Company's oil and natural gas production, exploration, and development activities:

	Years Ended		
(In thousands)	December 31, 2022	December 31, 2021	December 31, 2020
Acquisition costs:			
Proved properties	$ 53,781	$ 12,354	$ 49,246
Unproved properties	37,994	10,483	25,966
Exploration and development costs	477,995	240,815	188,352
Total	$ 569,770	$ 263,652	$ 263,564

Oil and Natural Gas Reserve Quantities

The majority of the Company's proved reserves volumes as of December 31, 2022, approximately 98%, are based on evaluations prepared by the independent petroleum engineering firm of Miller and Lents, in accordance with Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information promulgated by the Society of Petroleum Engineers and definitions and guidelines established by the SEC. Miller and Lents employed all methods, procedures and assumptions considered necessary in utilizing the data provided to prepare the December 31, 2022 reserve report, which was completed on January 25, 2023. There are numerous uncertainties inherent in estimating quantities of proved oil and natural gas reserves. Oil and natural gas reserve engineering is a subjective process of estimating underground accumulations of oil and natural gas that cannot be precisely measured and the accuracy of any reserve estimate is a function of the quality of available data and of engineering and geological interpretation and judgment. Results of drilling, testing, and production subsequent to the date of the estimate may justify revision of such estimate. Accordingly, reserve estimates are often different from the quantities of oil and natural gas that are ultimately recovered.

The following table summarizes the average price during the 12-month period, determined as the unweighted arithmetic average of the first-day-of-the-month price for the years ended December 31, 2022, 2021, and 2020. The following prices, as adjusted for transportation, quality, and basis differentials, were used in the calculation of the Standardized Measure of discounted future net cash flows:

		Years Ended			
		December 31, 2022	December 31, 2021		December 31, 2020
Oil (per Bbl)	$	93.42	$ 64.93	$	38.55
Natural gas (per Mcf)		5.90	3.28		1.64
NGLs (per Bbl)		34.41	27.45		11.62

The table below presents a summary of changes in the Company's proved reserves. Magnolia's proved undeveloped reserves are planned to be developed within one year.

	Crude Oil (MMBbls)	Natural Gas (Bcf)	Natural Gas Liquids (MMBbls)	Total (MMboe)
Total proved reserves:				
Balance, December 31, 2019	52.6	197.2	23.9	109.3
Extensions	10.7	39.6	8.8	26.1
Revisions of previous estimates	(3.8)	7.8	(0.2)	(2.7)
Purchases of reserves in place	1.4	2.4	0.4	2.2
Production	(11.6)	(39.4)	(4.4)	(22.6)
Balance December 31, 2020	49.3	207.6	28.5	112.3
Extensions	15.6	61.7	11.3	37.2
Revisions of previous estimates	4.8	29.0	(0.1)	9.6
Purchases of reserves in place	0.2	0.5	0.1	0.4
Production	(11.2)	(43.4)	(5.7)	(24.1)
Balance December 31, 2021	58.7	255.4	34.1	135.4
Extensions	9.7	67.0	10.6	31.5
Revisions of previous estimates	5.6	29.9	2.5	13.0
Purchases of reserves in place	1.1	11.5	1.6	4.6
Production	(12.2)	(50.7)	(6.9)	(27.5)
Balance December 31, 2022	62.9	313.1	41.9	157.0
Proved developed reserves:				
Balance, December 31, 2019	40.3	165.8	18.9	86.8
Balance, December 31, 2020	38.1	165.5	20.2	85.8
Balance, December 31, 2021	46.7	216.3	27.1	109.8
Balance, December 31, 2022	53.5	244.6	31.3	125.6
Proved undeveloped reserves:				
Balance, December 31, 2019	12.3	31.4	5.0	22.5
Balance, December 31, 2020	11.2	42.1	8.3	26.5
Balance, December 31, 2021	12.0	39.1	7.0	25.6
Balance, December 31, 2022	9.4	68.5	10.6	31.4

For the year ended December 31, 2022, extensions contributed approximately 31.5 MMboe to proved reserves. This was primarily related to developing new well locations at the Company's Giddings and Karnes operations that extended the proved areas. This was comprised of 25.5 MMboe from adding new proved undeveloped reserves and 6.0 MMboe resulting from adding new proved developed reserves attributed to drilling wells in areas that did not meet the requirements for proved reserves prior to

evaluating the drilling results. Additionally, the Company had positive revisions of 13.0 MMboe. Upward revisions were comprised of an increase of 10.5 MMboe due to the impact of higher year-end 2022 SEC-based prices, 6.2 MMboe related to improved production performance for wells in the Karnes County area, and 3.2 MMboe related to infill drilling in the Karnes County area. This was partially offset by downward revisions of approximately 6.7 MMboe related to cost updates and 0.2 MMboe for optimizing development activity. Acquisitions of approximately 4.6 MMboe during 2022 were related to acquisitions primarily in the Giddings area.

For the year ended December 31, 2021, extensions contributed approximately 37.2 MMboe to proved reserves. This was primarily related to developing new well locations at the Company's Karnes and Giddings operations that extended the proved areas. This was comprised of 22.4 MMboe from adding new proved undeveloped reserves and 14.8 MMboe resulting from adding new proved developed reserves attributed to drilling wells in areas that did not meet the requirements for proved reserves prior to evaluating the drilling results. Additionally, the Company had positive revisions of 9.6 MMboe. Revisions were comprised of an increase of 17.1 MMboe due to the impact of higher year-end 2021 SEC-based prices and an increase of 2.8 MMboe related to infill drilling in the Karnes County area. This was partially offset by downward revisions of approximately 6.3 MMboe for optimizing development activity, 3.2 MMboe for cost updates and 0.8 MMboe for performance adjustments for wells in the Karnes and Giddings areas. Acquisitions of approximately 0.4 MMboe during 2021 were related to acquisitions primarily in the Giddings area.

For the year ended December 31, 2020, extensions contributed approximately 26.1 MMboe to proved reserves. This was primarily related to developing new well locations at the Company's Karnes and Giddings operations that extended the proved areas. This was comprised of 17.7 MMboe from adding new proved undeveloped reserves and 8.4 MMboe resulting from adding new proved developed reserves attributed to drilling wells in areas that did not meet the requirements for proved reserves prior to evaluating the drilling results. Additionally, the Company had downward revisions of 2.7 MMboe. Revisions were comprised of downward adjustments of 11.0 MMboe due to the impact of lower year-end 2020 SEC-based prices and 3.4 MMboe related to optimizing development activity. These were partially offset by upward revisions of approximately 7.4 MMboe for cost updates, 3.8 MMboe for performance improvements in the Giddings area and the addition of 0.5 MMboe related to infill drilling in the Karnes area. Acquisitions of approximately 2.2 MMboe during 2020 were related to acquisitions in the Karnes and Giddings areas.

Standardized Measure of Discounted Future Net Cash Flows

The standardized measure of discounted future net cash flows does not purport to be, nor should it be interpreted to present, the fair value of the oil and natural gas reserves. An estimate of fair value would take into account, among other things, the recovery of reserves not presently classified as proved, the value of unproved properties, and consideration of expected future economic and operating conditions. Estimated future production of proved reserves, estimated future production costs of proved reserves, and estimated future development costs of proved reserves, which include estimated future abandonment costs, are based on current costs and economic conditions. The estimated future net cash flows are then discounted at a rate of 10%.

It is not intended that the FASB's standardized measure of discounted future net cash flows represent the fair market value of the proved reserves. The Company cautions that the disclosures shown are based on estimates of proved reserve quantities and future production schedules which are inherently imprecise and subject to revision, and the 10% discount rate is arbitrary. Proved undeveloped reserves volumes are expected to be converted to proved developed reserves within one year, which may not be comparable to other oil and gas companies. In addition, costs and prices as of the measurement date are used in the determinations and no value may be assigned to probable or possible reserves.

The following table presents the Company's standardized measure of discounted future net cash flows:

| | Years Ended | | |
	December 31, 2022	December 31, 2021	December 31, 2020
(In thousands)			
Future cash inflows	$ 9,103,255	$ 5,592,621	$ 2,576,789
Future production costs	(2,713,151)	(1,769,004)	(961,116)
Future development costs	(307,848)	(273,480)	(148,740)
Future income tax expenses	(1,021,211)	(452,020)	(31,310)
Future net cash flows	5,061,045	3,098,117	1,435,623
10% discount to reflect timing of cash flows	(1,712,681)	(1,025,855)	(430,671)
Standardized measure of discounted future net cash flows	$ 3,348,364	$ 2,072,262	$ 1,004,952

The following table summarizes the principal sources of change in the standardized measure of discounted future net cash flows:

	Years Ended		
(In thousands)	December 31, 2022	December 31, 2021	December 31, 2020
Standardized measure of discounted future net cash flows, beginning of period	$ 2,072,262	$ 1,004,952	$ 1,625,468
Sales of oil, natural gas, and NGLs produced during the period, net of production costs	(1,404,194)	(883,958)	(395,416)
Purchases of minerals in place	93,686	2,874	26,110
Extensions	722,877	792,602	285,591
Changes in estimated future development costs	4,418	(9,172)	22,838
Net change in prices and production costs	1,532,971	1,184,351	(727,125)
Previously estimated development costs incurred during the period	188,421	81,918	92,913
Revisions in quantity estimates	398,529	256,470	(66,059)
Accretion of discount	238,057	102,725	169,659
Net change in income taxes	(379,218)	(286,028)	48,837
Net change in timing of production and other	(119,445)	(174,472)	(77,864)
Standardized measure of discounted future net cash flows, end of period	$ 3,348,364	$ 2,072,262	$ 1,004,952

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

As required by Rule 13a-15(b) under the Exchange Act, Magnolia has evaluated, under the supervision and with the participation of the Company's management, including Magnolia's principal executive officer and principal financial officer, the effectiveness of the design and operation of its disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Exchange Act) as of the end of the fiscal year covered by this Annual Report on Form 10-K. Based on such evaluation, Magnolia's principal executive officer and principal financial officer have concluded that as of such date, its disclosure controls and procedures were effective. The Company's disclosure controls and procedures are designed to provide reasonable assurance that the information required to be disclosed by it in reports that it files under the Exchange Act is accumulated and communicated to management, including the Company's principal executive officer and principal financial officer, as appropriate, to allow timely decisions regarding required disclosure and is recorded, processed, summarized, and reported within the time periods specified in the rules and forms of the SEC.

Management's Annual Report on Internal Control over Financial Reporting

Management is responsible for designing, implementing, and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a- 15(f) and 15d-15(f) under the Exchange Act. Internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Further, because of changes in conditions, the effectiveness of internal control over financial reporting may vary over time.

Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2022, using the criteria in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, management believes that the Company's internal control over financial reporting was effective as of December 31, 2022.

This Annual Report on Form 10-K includes an attestation report of KPMG LLP, the Company's independent registered public accounting firm, on the Company's internal control over financial reporting as of December 31, 2022, which is included in this Annual Report on Form 10-K.

Changes in Internal Control Over Financial Reporting

There were no changes in the system of internal control over financial reporting (as defined in Rule 13a-15(f) and Rule 15d-15(f) under the Exchange Act) during the quarter ended December 31, 2022 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Item 9B. Other Information

Not applicable.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

The information required in response to this item will be set forth in Magnolia's Definitive Proxy Statement, to be filed within 120 days after the end of the fiscal year covered by this Annual Report on Form 10-K and is incorporated herein by reference.

Code of Ethics

The Company intends to satisfy the disclosure requirement under Item 5.05 of Form 8-K relating to amendments to or waivers from any provision of the Code of Business Conduct and Ethics applicable to the principal executive officer, principal financial officer, principal accounting officer and other persons performing similar functions by posting such information in the "Corporate Governance" subsection of the Company's website at www.magnoliaoilgas.com.

Item 11. Executive Compensation

The information required in response to this item will be set forth in Magnolia's Definitive Proxy Statement, to be filed within 120 days after the end of the fiscal year covered by this Annual Report on Form 10-K and is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required in response to this item will be set forth in Magnolia's Definitive Proxy Statement, to be filed within 120 days after the end of the fiscal year covered by this Annual Report on Form 10-K and is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required in response to this item will be set forth in Magnolia's Definitive Proxy Statement, to be filed within 120 days after the end of the fiscal year covered by this Annual Report on Form 10-K and is incorporated herein by reference.

Item 14. Principal Accountant Fees and Services

The Company's independent registered public accounting firm is KPMG LLP, Houston, TX, Auditor Firm ID: 185.

The information required in response to this item will be set forth in Magnolia's Definitive Proxy Statement, to be filed within 120 days after the end of the fiscal year covered by this Annual Report on Form 10-K and is incorporated herein by reference.

Item 15. Exhibits and Financial Statements Schedules

(a)(1) The following financial statements are included in Part II, Item 8 of this Annual Report on Form 10-K: Page

Consolidated Balance Sheets as of December 31, 2022 and 2021.	46
Consolidated Statements of Operations for the years ended December 31, 2022, 2021 and 2020.	47
Consolidated Statements of Changes in Stockholders' Equity for the years ended December 31, 2022, 2021 and 2020.	48
Consolidated Statements of Cash Flows for the years ended December 31, 2022, 2021 and 2020.	50
Notes to Consolidated Financial Statements for the years ended December 31, 2022, 2021 and 2020.	51

(2) Financial Statement Schedules

Financial statement schedules have been omitted because they either are not required, not applicable, or the information required to be presented is including in the Company's financial statements and related notes.

(3) Exhibits

Exhibit Number	Description
2.1*†	Contribution and Merger Agreement, dated as of March 20, 2018, by and among TPG Pace Energy Holdings Corp., TPG Pace Energy Parent LLC, EnerVest Energy Institutional Fund XIV-A, L.P., EnerVest Energy Institutional Fund XIV-WIC, L.P., EnerVest Energy Institutional Fund XIV-2A, L.P., and EnerVest Energy Institutional Fund XIV-3A, L.P. and EnerVest Energy Institutional Fund XIV-C, L.P. (incorporated herein by reference to Exhibit 2.1 filed with the Current Report on Form 8-K, as amended, filed on March 20, 2018 (File No. 001-38083)).
2.2*†	Amendment No. 1 to the Contribution and Merger Agreement, dated May 10, 2018, by and among TPG Pace Energy Holdings Corp., TPG Pace Energy Parent, LLC, EnerVest Energy Institutional Fund XIV-A, L.P., EnerVest Energy Institutional Fund XIV-WIC, L.P., EnerVest Energy Institutional Fund XIV-2A, L.P., EnerVest Energy Institutional Fund XIV-3A, L.P. and EnerVest Energy Institutional Fund XIV-C, L.P. (incorporated herein by reference to Exhibit 2.2 filed with the Quarterly Report on Form 10-Q filed on May 14, 2018 (File No. 001-38083)).
2.3*†	Amendment No. 2 to the Contribution and Merger Agreement, dated June 27, 2018, by and among TPG Pace Energy Holdings Corp., TPG Pace Energy Parent, LLC, EnerVest Energy Institutional Fund XIV-A, L.P., EnerVest Energy Institutional Fund XIV-WIC, L.P., EnerVest Energy Institutional Fund XIV-2A, L.P., EnerVest Energy Institutional Fund XIV-3A, L.P. and EnerVest Energy Institutional Fund XIV-C, L.P. (incorporated by reference to Exhibit 2.3 filed with the Quarterly Report on Form 10-Q filed on August 14, 2018 (File No. 001-38083)).
2.4*†	Purchase and Sale Agreement, dated as of March 20, 2018, by and among TPG Pace Energy Parent LLC, EnerVest Energy Institutional Fund XI-A, L.P., EnerVest Energy Institutional Fund XI-WI, L.P., EnerVest Holding, L.P., and EnerVest Wachovia Co-Investment Partnership, L.P. (incorporated herein by reference to Exhibit 2.2 filed with the Current Report on Form 8-K, as amended, filed on March 20, 2018 (File No. 001-38083)).
2.5*†	Membership Interest Purchase Agreement, dated as of March 20, 2018, by and among TPG Pace Energy Parent LLC, EnerVest Energy Institutional Fund XIV-A, L.P., EnerVest Energy Institutional Fund XIV-WIC, L.P. and EnerVest Energy Institutional Fund XIV-C, L.P. (incorporated herein by reference to Exhibit 2.3 filed with the Current Report on Form 8-K, as amended, filed on March 20, 2018 (File No. 001-38083)).
2.6*†	Amendment No. 1 to the Purchase and Sale Agreement, dated September 28, 2018, by and among EnerVest Energy Institutional Fund XI-A, L.P., EnerVest Energy Institutional Fund XI-WI, LP., EnerVest Holding, L.P., EnerVest Wachovia Co-Investment Partnership, L.P. (incorporated herein by reference to Exhibit 2.6 filed with the Quarterly Report on Form 10-Q filed on November 13, 2018 (File No. 001-38083)).
3.1*	Second Amended and Restated Certificate of Incorporation of the Company, dated as of July 31, 2018 (incorporated herein by reference to Exhibit 3.1 filed with the Current Report on Form 8-K filed on August 6, 2018 (File No. 001-38083)).
3.2*	Bylaws of the Company (incorporated herein by reference to Exhibit 3.3 filed with the Registration Statement on Form S-1 filed on April 17, 2017 (File No. 333-217338)).
4.1*	Specimen Class A Common Stock Certificate (incorporated herein by reference to Exhibit 4.2 filed with the Registration Statement on Form S-1 filed on April 17, 2017 (File No. 333-217338)).

Exhibit Number	Description
4.2*	Indenture, dated as of July 31, 2018, by and among Magnolia Oil & Gas Operating LLC, Magnolia Oil & Gas Finance Corp. and Deutsche Bank Trust Company Americas, as trustee (incorporated herein by reference to Exhibit 4.1 filed with the Current Report on Form 8-K, filed on August 6, 2018 (File No. 001-38083)).
4.3*	First Supplemental Indenture, dated as of April 5, 2021 by and among Magnolia Oil & Gas Corporation, Magnolia Oil & Gas Finance Corp. and Deutsche Bank Trust Company Americas, as trustee (incorporated herein by reference to Exhibit 4.1 filed with the Quarterly Report on Form 10-Q, filed on August 3, 2021 (File No. 001-38083)).
4.4*	Registration Rights Agreement, dated as of July 31, 2018, by and among Magnolia Oil & Gas Corporation, EnerVest Energy Institutional Fund XIV-A, L.P., EnerVest Energy Institutional Fund XIV-WIC, L.P., EnerVest Energy Institutional Fund XIV-2A, L.P., EnerVest Energy Institutional Fund XIV-3A, L.P., EnerVest Energy Institutional Fund XIV-C, L.P., TPG Pace Energy Sponsor, LLC, Arcilia Acosta, Edward Djerejian, Chad Leat and Dan F. Smith (incorporated herein by reference to Exhibit 4.2 filed with the Current Report on Form 8-K, filed on August 6, 2018 (File No. 001-38083)).
4.5*	First Amendment to Registration Rights Agreement, dated as of February 25, 2019, by and among Magnolia Oil & Gas Corporation, EnerVest Energy Institutional Fund XIV-A, L.P., EnerVest Energy Institutional Fund XIV-WIC, L.P., EnerVest Energy Institutional Fund XIV-2A,L.P., EnerVest Energy Institutional Fund XIV-3A, L.P., EnerVest Energy Institutional Fund XIV-C, L.P., EnerVest Energy Institutional Fund XIV-C-AIV, L.P. TPG Pace Energy Sponsor Successor, LLC, Peterson Capital Partners, L.P., Miller Creek Investments, LLC and Stephen Chazen (incorporated herein by reference to Exhibit 4.6 filed with the Annual Report on Form 10-K, filed on February 27, 2019 (File No. 001-38083)).
4.6*	Description of Securities Registered Under Section 12 of the Securities Exchange Act of 1934, as amended (incorporated herein by reference to Exhibit 4.6 filed with the Annual Report on Form 10-K, filed on February 26, 2020 (File No. 001-38083)).
10.1*	Credit Agreement, dated as of July 31, 2018, by and among Magnolia Oil & Gas Intermediate LLC (f/k/a TPG Pace Energy Intermediate LLC), Magnolia Oil & Gas Operating LLC, the lenders from time to time party thereto, Citibank, N.A., as administrative agent and collateral agent, as the swingline lender and an issuing bank and each other issuing bank from time to time party thereto (incorporated herein by reference to Exhibit 10.1 filed with the Current Report on Form 8-K/A, filed on August 6, 2018 (File No. 001-38083)).
10.2*	Borrowing Base Redetermination Agreement and Amendment No. 1 to Credit Agreement, dated as of November 30, 2018, by and among Magnolia Oil & Gas Operating LLC, Magnolia Oil & Gas Intermediate LLC, the lenders from time to time party thereto, Citibank, N.A., as administrative agent and collateral agent as the swingline lender and an issuing bank and each other issuing bank from time to time party thereto (incorporated herein by reference to Exhibit 10.2 filed with the Annual Report on Form 10-K, filed on February 23, 2021 (File No. 001-38083)).
10.3*	Borrowing Base Redetermination Agreement and Amendment No. 2 to Credit Agreement, dated as of October 15, 2020, by and among Magnolia Oil & Gas Operating LLC, Magnolia Oil & Gas Intermediate LLC, the lenders from time to time party thereto, Citibank, N.A., as administrative agent and collateral agent as the swingline lender and an issuing bank and each other issuing bank from time to time party thereto (incorporated herein by reference to Exhibit 10.1 filed with the Quarterly Report on Form 10-Q, filed on November 6, 2020 (File No. 001-38083)).
10.4*	Amended and Restated Credit Agreement, dated as of February 16, 2022, by and among Magnolia Oil & Gas Operating LLC, Magnolia Oil & Gas Intermediate LLC, the lenders from time to time party thereto, Citibank, N.A., as administrative agent and collateral agent as the swingline lender and an issuing bank and each other issuing bank from time to time party thereto (incorporated herein by reference to Exhibit 10.4 filed with the Annual Report on Form 10-K, filed on February 17, 2022 (File No. 001-38083)).
10.5*	Amended and Restated Limited Liability Company Agreement of Magnolia Oil & Gas Parent LLC, dated as of July 31, 2018 (incorporated herein by reference to Exhibit 10.2 filed with the Current Report on Form 8-K/A, filed on August 6, 2018 (File No. 001-38083)).
10.6*††	Form of Indemnity Agreement (incorporated herein by reference to Exhibit 10.4 filed with the Current Report on Form 8-K/A, filed on August 6, 2018 (File No. 001-38083)).
10.7*††	Magnolia Oil & Gas Corporation Long Term Incentive Plan (incorporated herein by reference to Exhibit 10.6 filed with the Current Report on Form 8-K/A, filed on August 6, 2018 (File No. 001-38083)).
10.8*††	First Amendment to Magnolia Oil & Gas Corporation Long Term Incentive Plan (incorporated herein by reference to Exhibit 10.25 filed with the Annual Report on Form 10-K, filed on February 23, 2021 (File No. 001-38083)).
10.9*††	Second Amendment to Magnolia Oil & Gas Corporation Long Term Incentive Plan (incorporated herein by reference to Exhibit 10.4 filed with the Quarterly Report on Form 10-Q, filed on August 3, 2021 (File No. 001-38083)).
10.10*††	Form of Non-Employee Director Restricted Stock Unit Agreement under the Magnolia Oil & Gas Corporation Long Term Incentive Plan (incorporated herein by reference to Exhibit 4.10 filed with the Registration Statement on Form S-8, filed on October 5, 2018 (File No. 333-227722)).

Exhibit Number	Description
10.11*††	Director Compensation Program (incorporated herein by reference to Exhibit 10.10 filed with the Current Report on Form 8-K/A, filed on August 6, 2018 (File No. 001-38083)).
10.12*††	Form of 2020 Restricted Stock Unit Grant Notice and attached Restricted Stock Unit Agreement under the Magnolia Oil & Gas Corporation Long Term Incentive Plan (incorporated herein by reference to Exhibit 10.17 filed with the Annual Report on Form 10-K, filed on February 26, 2020 (File No. 001-38083)).
10.13*††	Form of 2020 Performance Share Unit Grant Notice and attached Performance Share Unit Agreement under Magnolia Oil & Gas Corporation Long Term Incentive Plan (incorporated herein by reference to Exhibit 10.18 filed with the Annual Report on Form 10-K, filed on February 26, 2020 (File No. 001-38083)).
10.14*††	Form of 2020 Non-Employee Director Restricted Stock Unit Grant Notice and attached Restricted Stock Unit Agreement under the Magnolia Oil & Gas Corporation Long Term Incentive Plan (incorporated herein by reference to Exhibit 10.1 filed with the Quarterly Report on Form 10-Q, filed on May 11, 2020 (File No. 001-38083)).
10.15*††	Magnolia Oil & Gas Corporation Stock Purchase Program (incorporated herein by reference to Exhibit 10.2 filed with the Quarterly Report on Form 10-Q, filed on May 11, 2020 (File No. 001-38083)).
10.16*††	Form of 2021 Restricted Stock Unit Grant Notice and attached Restricted Stock Unit Agreement under the Magnolia Oil & Gas Corporation Long Term Incentive Plan (incorporated herein by reference to Exhibit 10.26 filed with the Annual Report on Form 10-K, filed on February 23, 2021 (File No. 001-38083)).
10.17*††	Form of 2021 Performance Restricted Stock Unit (Ratable Vesting) Grant Notice and attached Performance Restricted Stock Unit Agreement under Magnolia Oil & Gas Corporation Long Term Incentive Plan (incorporated herein by reference to Exhibit 10.27 filed with the Annual Report on Form 10-K, filed on February 23, 2021 (File No. 001-38083)).
10.18*††	Form of 2021 Performance Restricted Stock Unit (Cliff Vesting) Grant Notice and attached Performance Restricted Stock Unit Agreement under Magnolia Oil & Gas Corporation Long Term Incentive Plan (incorporated herein by reference to Exhibit 10.28 filed with the Annual Report on Form 10-K, filed on February 23, 2021 (File No. 001-38083)).
10.19*††	Form of 2021 Non-Employee Director Restricted Stock Unit Grant Notice and attached Form of Restricted Stock Unit Agreement under the Magnolia Oil & Gas Corporation Long Term Incentive Plan, as amended (incorporated herein by reference to Exhibit 10.1 filed with the Quarterly Report on Form 10-Q, filed on August 3, 2021 (File No. 001-38083)).
10.20*††	Form of 2022 Restricted Stock Unit Grant Notice and attached Restricted Stock Unit Agreement under the Magnolia Oil & Gas Corporation Long Term Incentive Plan (incorporated herein by reference to Exhibit 10.28 filed with the Annual Report on Form 10-K, filed on February 17, 2022 (File No. 001-38083)).
10.21*††	Form of 2022 Performance Restricted Stock Unit (Ratable Vesting) Grant Notice and attached Performance Restricted Stock Unit Agreement under Magnolia Oil & Gas Corporation Long Term Incentive Plan (incorporated herein by reference to Exhibit 10.29 filed with the Annual Report on Form 10-K, filed on February 17, 2022 (File No. 001-38083)).
10.22*††	Form of 2022 Performance Restricted Stock Unit (Cliff Vesting) Grant Notice and attached Performance Restricted Stock Unit Agreement under Magnolia Oil & Gas Corporation Long Term Incentive Plan (incorporated herein by reference to Exhibit 10.30 filed with the Annual Report on Form 10-K, filed on February 17, 2022 (File No. 001-38083)).
10.23*††	Form of 2022 Non-Employee Director Restricted Stock Unit Grant Notice and attached Form of Restricted Stock Unit Agreement under the Magnolia Oil & Gas Corporation Long Term Incentive Plan, as amended (incorporated herein by reference to Exhibit 10.1 filed with the Quarterly Report on Form 10-Q, filed on May 10, 2022 (File No. 001-38083)).
10.24**††	Form of 2023 Restricted Stock Unit Grant Notice and attached Restricted Stock Unit Agreement under the Magnolia Oil & Gas Corporation Long Term Incentive Plan.
10.25**††	Form of 2023 Performance Share Unit Grant Notice and attached Performance Share Unit Agreement under Magnolia Oil & Gas Corporation Long Term Incentive Plan.
21.1**	Subsidiaries of Magnolia Oil & Gas Corporation.
23.1**	Consent of KPMG LLP.
23.2**	Consent of Miller and Lents, Ltd.
24.1**	Power of Attorney.
31.1**	Certification of Chief Executive Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

Exhibit Number	Description
31.2**	Certification of Chief Financial Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1***	Certifications Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
99.1**	Summary Report of Miller and Lents, Ltd., dated as of January 25, 2023, for proved reserves as of December 31, 2022.
101.INS**	XBRL Instance Document.
101.SCH**	XBRL Taxonomy Extension Schema Document.
101.CAL**	XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF**	XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB**	XBRL Taxonomy Extension Label Linkbase Document.
101.PRE**	XBRL Taxonomy Extension Presentation Linkbase Document.
104**	Cover Page Interactive Data File (embedded within the Inline XBRL document).

*	Incorporated herein by reference as indicated.
**	Filed herewith.
***	Furnished herewith.
†	Certain schedules and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K. A copy of any omitted schedule or exhibit will be furnished supplemental to the SEC upon request.
††	Management contract of compensatory plan or agreement.

Item 16. Form 10-K Summary

None.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

MAGNOLIA OIL & GAS CORPORATION

Date: February 16, 2023

By: /s/ Christopher Stavros

Christopher Stavros
Chief Executive Officer (Principal Executive Officer)

Pursuant to the requirements of the Securities Act of 1934, this registration statement has been signed below by the following persons on behalf of the registrant and in the capacities and on the date indicated.

Name	Title	Date
/s/ Christopher Stavros Christopher Stavros	President, Chief Executive Officer and Director (Principal Executive Officer)	February 16, 2023
/s/ Brian Corales Brian Corales	Senior Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	February 16, 2023
/s/ Dan F. Smith* Dan F. Smith	Chairman	February 16, 2023
/s/ Arcilia C. Acosta* Arcilia C. Acosta	Director	February 16, 2023
/s/ Angela M. Busch* Angela M. Busch	Director	February 16, 2023
/s/ Edward P. Djerejian* Edward P. Djerejian	Director	February 16, 2023
/s/ James R. Larson* James R. Larson	Director	February 16, 2023
/s/ John B. Walker* John B. Walker	Director	February 16, 2023

By* /s/ Marina Kitikar
Marina Kitikar
as Attorney-in-fact

Annex A: Magnolia Oil & Gas Corporation Non-GAAP Financial Measures

Reconciliation of net income to adjusted EBITDAX

We refer to adjusted EBITDAX, a supplemental non-GAAP financial measure that is used by management and external users of our consolidated financial statements, such as industry analysts, investors, lenders and rating agencies. We define adjusted EBITDAX as net income before interest expense, income taxes, depreciation, depletion and amortization, exploration expenses, and accretion of asset retirement obligations, adjusted to exclude the effect of certain items included in net income. Adjusted EBITDAX is not a measure of net income in accordance with GAAP.

The following table presents a reconciliation of net income to adjusted EBITDAX, our most directly comparable financial measure calculated and presented in accordance with GAAP:

(In thousands)	For the Year Ended December 31, 2022
NET INCOME	$ 1,050,249
Exploration expenses	11,586
Asset retirement obligations accretion	3,245
Depreciation, depletion and amortization	243,152
Interest expense, net	23,442
Income tax expense	6,638
EBITDAX	1,338,312
Other income adjustment	(6,333)
Non-cash stock based compensation expense	13,314
Adjusted EBITDAX	$ 1,345,293

Drilling and completion ("D&C") capital as percent of adjusted EBITDAX

(In thousands)	For the Year Ended December 31, 2022
Capital expenditures - D&C	$ 459,837
Adjusted EBITDAX	$ 1,345,293
D&C capital as percent of adjusted EBITDAX	34%

Annex A: Magnolia Oil & Gas Corporation Non-GAAP Financial Measures

Reconciliation of net cash provided by operating activities to free cash flow

Free cash flow is a non-GAAP financial measure. Free cash flow is defined as cash flows from operations before net change in operating assets and liabilities less additions to oil and natural gas properties and changes in working capital associated with additions to oil and natural gas properties. Free cash flow, therefore, is an additional measure of liquidity, but is not a measure of financial performance under GAAP and should not be considered an alternative to cash flows from operating, investing, or financing activities.

The following table presents a reconciliation of net cash provided by operating activities to free cash flow, our most directly comparable financial measure calculated and presented in accordance with GAAP:

(In thousands)		For the Year Ended December 31, 2022
Net cash provided by operating activities	$	1,296,687
Add back: net change in operating assets and liabilities		(46,039)
Cash flows from operations before net change in operating assets and liabilities		1,250,648
Additions to oil and natural gas properties		(465,139)
Changes in working capital associated with additions to oil and natural gas properties		37,987
Free cash flow	$	823,496



Magnolia Oil & Gas Corporation
Nine Greenway Plaza, Suite 1300
Houston, Texas 77046
www.magnoliaoilgas.com
713.842.9050